Form 20-F
period 2002-12-31
SINOPEC BEIJING YANHUA PETROCHEMICAL CO LTD
filed 2003-06-27
CIK 1040472

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                             -----------------
                                       OR
[_]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
        For the transition period from _______________ to _______________

                         Commission file number 1-14646
                                                -------

                             [CHINESE COMPANY NAME]
             (Exact name of Registrant as specified in its charter)

              Sinopec Beijing Yanhua Petrochemical Company Limited
              ----------------------------------------------------
                 (Translation of Registrant's name into English)

                         The People's Republic of China
                         ------------------------------
                 (Jurisdiction of incorporation or organization)

     No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500,
     -----------------------------------------------------------------------
                         The People's Republic of China
                         ------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                      Title of Each Class                         Name of Each Exchange on which Registered
                   American Depositary Shares                              New York Stock Exchange
Overseas Listed Foreign Invested Shares, par value RMB1.00 per     The Stock Exchange of Hong Kong Limited
Share

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                -----------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      NONE
                                -----------------
                               (Title of Classes)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

              1,012,000,000 Overseas Listed Foreign Invested Shares
                     2,362,000,000 Domestic Invested Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X           No ___
    ---

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17         Item 18   X
        ---              ---

                                Table of Contents

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS ...........   3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE .........................   3

ITEM 3.   KEY INFORMATION .................................................   3

ITEM 4.   INFORMATION ON THE COMPANY ......................................  12

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS ....................  37

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ......................  48

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...............  54

ITEM 8.   FINANCIAL INFORMATION ...........................................  57

ITEM 9.   OFFER AND LISTING DETAILS .......................................  58

ITEM 10.  ADDITIONAL INFORMATION ..........................................  59

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ......  73

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..........  76

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCES ..................  77

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS .................................................  77

ITEM 15.  CONTROLS AND PROCEDURES .........................................  77

ITEM 16.  [RESERVED] ......................................................  78

ITEM 17.  FINANCIAL STATEMENTS ............................................  79

ITEM 18.  FINANCIAL STATEMENTS ............................................  79

ITEM 19.  EXHIBITS ........................................................  79

                           FORWARD-LOOKING STATEMENTS

     This Annual Report includes forward-looking statements. All statements, other than statements of historical facts, included in this Annual Report that relates to developments or events that we expect will or may happen in the future are forward-looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" "intends to" or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These forward-looking statements address, among others, issues such as:

     .  future price of crude oil;
     .  future price and supply of cracking feedstock;
     .  fluctuations price and demand for our products;
     .  expansion projects and capital expenditures;
     .  competition;
     .  China's regulation of its petrochemical industry;
     . general economic, market and business conditions, including the cyclicality of the petrochemical market; and
     .  other risks and factors beyond our control.

     These statements are subject to risks and uncertainties that could cause our actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward looking statements, which speak only as to the date made.

                                OTHER CONVENTIONS

     As used in this Annual Report, unless the context otherwise requires, the following expressions have the following meanings:

     References to "Beijing Yanhua," "we," "our" and "us" are to Sinopec Beijing Yanhua Petrochemical Company Limited, a PRC joint stock limited company, and prior to our formation, relate to the relevant businesses previously carried on by Yanshan Company.

     References to "Sinopec," "our parent," and "our parent company" are to China Petroleum & Chemical Corporation, a wholly owned subsidiary of the Sinopec Group and our controlling shareholder since its establishment on February 25, 2000.

     "China" or "PRC" refer to the Peoples' Republic of China, excluding for the purposes of this Annual Report, Hong Kong, Macau and Taiwan.

     "HK Dollars" or "HK$" refers to Hong Kong dollars, the legal currency in Hong Kong.

     "Industrial Value Added" means the final product, in monetary terms, of production activities of a particular industry throughout a given reporting period.

     "Our predecessor" means Yanshan Company, as the operator of the businesses transferred to us in the Restructuring.

     "Rated Capacity" is the annual output capacity of a given production unit or, where appropriate, the annual throughput capacity, calculated by estimating the number of days in a year that such a production unit is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

     "Renminbi" or "RMB" refers to Renminbi yuan, the legal currency of the PRC.

     "resins and plastics" include low density polyethylene ("LDPE"), high density polyethylene ("HDPE"), polyester chips, polypropylene and polystyrene. This category of products does not include synthetic fibers such as polyester fibers.

     "Restructuring" means the transfer to us, effective as of April 23, 1997, the date of our incorporation, of the principal petrochemical businesses of our predecessor and certain assets and liabilities of our predecessor, together with certain other businesses, assets and liabilities.

     "Sinopec Group" means China Petrochemical Corporation, a Chinese state-owned enterprise organized in 1998 and our ultimate parent.

     "State Price" means the price historically set by the former State Planning Commission or the State Development and Planning Commission of China and/ or the Sinopec Group (together, the "State Planning Commission") of certain products, including light industrial oil, cracking wax oil and hydrogenated raffinate oil.

     "Tons" or "tons" refers to metric tons.

     "US dollars" or "US$" refers to United States dollars, the legal currency of the United States of America.

     "Yanshan Company" means Sinopec Group Beijing Yanshan Petrochemical Company Limited, a subsidiary of Sinopec Group and our controlling shareholder until February 25, 2000.

                                 EXCHANGE RATES

     We have translated certain amounts in this Annual Report from Renminbi to US dollars for your convenience. Except as otherwise noted, the translation was made at the exchange rate published daily by the People's Bank of China (the "PBOC Rate") on December 31, 2002 of US$ 1.00 = RMB 8.2773. We do not represent that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002 was US$ 1.00 = RMB 8.2800.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

     The selected financial data presented below reflect the Restructuring and have been prepared as if our current structure had been in existence throughout the relevant periods. The selected financial data for the years ended December 31, 2000, 2001, and 2002, and as of December 31, 2001 and 2002 were derived from and should be read in conjunction with our Financial Statements included in Item
18. Financial Statements, and the notes thereto, and Item 5. Operating and Financial Review and Prospects. The selected financial data for the years ended December 31, 1998 and 1999, and as of December 31, 1998, 1999, and 2000, were derived from our financial statements which are not included in this annual report. The selected financial data for the years ended and as of December 31, 1998, 1999, 2000, and 2001 have been restated to reflect the change in the Company's method of accounting for land use right in 2002 under International Financial Reporting Standards ("IFRS") and accounting principles generally accepted in the United States ("US GAAP") and the differences between IFRS and US GAAP that were not identified and reconciled or were mathematically reconciled in error in prior years as described in Note 29 to the financial statements. Our Financial Statements have been prepared in accordance with IFRS, which differ from US GAAP. For a discussion of the significant differences between IFRS and US GAAP, see Item 18. Financial Statements - Note 29.

                             Selected Financial Data
                      (in thousands, except per share data)

                                                                         December 31
                                                                         -----------
                                                   1998        1999        2000        2001        2002        2002
                                                   -----       -----       ----        ----        ----        ----
                                                   (RMB)       (RMB)       (RMB)      (RMB)       (RMB)      (USD)/1/
INCOME STATEMENT DATA
IFRS
    Sales                                        5,413,662   6,489,746  7,852,913   5,975,255   9,443,061   1,140,838
    Gross profit                                   729,882   1,219,154  1,188,820     315,064   1,075,032     129,877
    Operating income/(loss)                        250,532     631,839    623,056    (350,644)    541,558      65,426
    Net financing costs                             61,322      98,417     97,893      59,579     210,830      25,471
    Income/ (loss) before income tax               189,210     533,422    525,163    (410,223)    330,728      39,956
    Net income/ (loss)                             126,771     357,393    358,731    (272,467)    209,099      25,262
    Basic earnings/ (loss) per share/2/              0.038       0.106      0.106      (0.081)      0.062       0.007
    Basic earnings/ (loss) per ADS/2/                1.879       5.296      5.316      (4.038)      3.099       0.374

US GAAP /3/
    Gross profit                                   836,879   1,325,823  1,244,337     240,730   1,124,647     135,871
    Operating income/(loss)                        333,609     734,845    674,909    (428,642)    587,509      70,978
    Net financing costs                             61,322      98,417     98,455      60,929     212,420      25,663
    Income (loss) before income tax                272,287     636,428    609,630    (643,320)    379,279      45,822
    Net income/ (loss)                             176,542     433,471    405,507    (440,306)    229,864      27,770
    Basic earnings/ (loss) per share/2/              0.052       0.128      0.120      (0.130)      0.068       0.008
    Basic earnings/ (loss) per ADS/2/                2.616       6.424      6.009      (6.525)      3.406       0.412

CASH FLOW DATA
IFRS
    Net cash from operating activities             487,282     327,462  1,174,930     381,268   1,037,119     125,297
    Depreciation                                   540,279     636,092    508,282     525,410     806,124      97,390
    Capital expenditures                         1,395,288     617,113  1,399,580   2,048,217     722,492      87,286

BALANCE SHEET DATA
IFRS
    Current assets                               2,326,771   2,777,281  2,173,453   1,909,987   2,028,367    245,052
    Property, plant and equipment, net           5,312,048   5,300,403  6,204,983   8,362,192   7,900,990    954,537
    Other non-current assets                       259,456     254,052    271,390     486,017     330,450     39,922
                                                 ---------   ---------  ---------  ----------  ----------  ---------
    Total Assets                                 7,898,275   8,331,736  8,649,826  10,758,196  10,259,807  1,239,511
                                                 =========   =========  =========  ==========  ==========  =========

    Current liabilities                          1,746,665   1,602,722  1,786,561   4,755,442   3,024,160    365,356
    Long term bank loans                           898,012   1,235,905  1,388,063     869,811   1,927,543    232,871
    Other long term liabilities                    483,155     429,125    254,927     320,095     286,157     34,571
    Shareholders' equity                         4,770,443   5,063,984  5,220,275   4,812,848   5,021,947    606,713
                                                 ---------   ---------  ---------  ----------  ----------  ---------
    Total liabilities and shareholders' equity   7,898,275   8,331,736  8,649,826  10,758,196  10,259,807  1,239,511
                                                 =========   =========  =========  ==========  ==========  =========

US GAAP /3/
    Current assets                               2,345,089   2,791,936  2,173,453   1,917,315   2,032,031    245,494
    Property, plant and equipment, net           4,537,440   4,632,464  5,625,737   7,812,191   7,404,794    894,591
    Other non-current assets                       259,456     254,052    271,390     486,017     330,450     39,922
                                                 ---------   ---------  ---------  ----------   ---------  ---------
    Total assets                                 7,141,985   7,678,452  8,070,580  10,215,523   9,767,275  1,180,007
                                                 =========   =========  =========  ==========   =========  =========

    Current liabilities                          1,746,665   1,602,722  1,775,569   4,755,442   3,024,160    365,355
    Long term bank loans                           898,012   1,235,905  1,388,063     869,811   1,927,543    232,871
    Other long term liabilities                    182,441     155,339     19,017     104,291      98,664     11,920
    Shareholders' equity                         4,314,867   4,684,486  4,887,931   4,485,979   4,716,908    569,861
                                                 ---------   ---------  ---------  ----------   ---------  ---------
    Total liabilities and shareholders' equity   7,141,985   7,678,452  8,070,580  10,215,523   9,767,275  1,180,007
                                                 =========   =========  =========  ==========   =========  =========

OTHER FINANCIAL DATA
IFRS AND US GAAP
    Dividend declared per share                       0.02        0.06       0.04           -           -          -
    Number of ordinary shares (in `000)          3,374,000   3,374,000  3,374,000   3,374,000   3,374,000  3,374,000

---------
/1/ Converted into US dollars solely for convenience of readers based on the exchange rate published daily by the People's Bank of China on December 31, 2002 of US$ 1.00 = RMB 8.2773. See below for information on exchange rates quoted by the Federal Reserve Bank of New York.

/2/ Basic earnings/(loss) per share and per ADS have been computed by dividing net income/(loss) by the weighted average number of share in issue.

/3/ The selected financial data for the years ended and as of December 31, 1998, 1999, 2000, and 2001 have been restated to reflect the change in the Company's method of accounting for land use right in 2002 under IFRS and US GAAP and the differences between IFRS and US GAAP that were not identified and reconciled or were mathematically reconciled in error in prior years as described in Note 29 to the financial statements.



      Dividends

      Our Board of Directors has decided not to declare a dividend for the fiscal year 2002, which ended on December 31, 2002.

     Dividend Period                                     Dividend per Share
     ---------------                                     ------------------
     January 1, 1998 -- December 31, 1998                RMB 0.02 (US$ 0.002)
     January 1, 1999 -- December 31, 1999                RMB 0.06 (US$ 0.007)
     January 1, 2000 -- December 31, 2000                RMB 0.04 (US$ 0.005)
     January 1, 2001 -- December 31, 2001                None
     January 1, 2002 -- December 31, 2002                None

      No other dividends have been paid or declared in the last five years. See
Item 18. Financial Statements - Note 20.

      Exchange Rate Information

      The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information - Exchange Controls.

      The following table sets forth information concerning exchange rates between Renminbi and US dollars for the periods indicated:

                                                                    Noon Buying Rate
       Period                          Period End    Average/(1)/         High            Low
       -------------------------    --------------------------------------------------------------
                                                               (expressed in RMB per US$)

       1998                                8.2789        8.2969          8.3180          8.2774
       1999                                8.2795        8.2785          8.2800          8.2770
       2000                                8.2774        8.2784          8.2799          8.2768
       2001                                8.2766        8.2772          8.2786          8.2676
       2002                                8.2800        8.2772          8.2800          8.2669
       December 2002                       8.2800                        8.2800          8.2771
       January, 2003                       8.2768                        8.2800          8.2766
       February, 2003                      8.2775                        8.2800          8.2768
       March, 2003                         8.2774                        8.2776          8.2770
       April, 2003                         8.2771                        8.2774          8.2769
       May, 2003                           8.2768                        8.2771          8.2768
       Latest Practicable Date,            8.2772         N/A             N/A              N/A
       June 12, 2003

-----------
Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Note:

/(1)/ Determined by averaging the rates on the last day of each month during the respective period.

B.    Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

     You should consider carefully all of the information set out in this Annual Report and should, in particular, evaluate the following risks in connection with an investment in us. Certain of these risks are not typically associated with investing in the equity securities of companies from the United States or other economically developed jurisdictions. Our business, financial conditions, and/or operational results could be materially adversely affected by any of these risks.

     Risks Relating to Investments in Beijing Yanhua

           Our parent's (Sinopec's) inability to supply cracking feedstock and other raw materials may adversely affect our operations.

     We source, and expect to continue to source, substantially all of our cracking feedstock and significant amounts of other raw materials from Sinopec. In 2002, costs of cracking feedstock from Sinopec accounted for 73.6% of our total raw material costs and 51.8% of our total sales costs. Sinopec, through its own feedstock production capacity, can supply the amounts of feedstock we require at present and is expected to be able to supply the cracking feedstock we require after the completion of our current expansion plans. We have an exclusive right of first refusal to purchase various types of cracking feedstock Sinopec produces. In the past, we have been able to acquire sufficient cracking feedstock from Sinopec and Yanshan Company, our previous parent, for our operations. We cannot assure you, however, Sinopec will continue to be able to supply us with sufficient amounts of cracking feedstock when we need it in the future.

     We will access other viable alternative sources for cracking feedstock in the future, should any alternative sources present better prices or quality, or from time to time when Sinopec is unable to meet our demand. We will incur additional costs associated with transporting the cracking feedstock to the extent we purchase cracking feedstock from sources other than Sinopec. In 2002, we purchased limited amounts of cracking feedstock from third parties, incurring weighted average transportation costs of approximately RMB 108 per ton. We cannot assure you that if we choose or are required to purchase cracking feedstock from third parties in the future, transportation costs will remain at the level stated above.

     We use light industrial oil, a type of processed oil, as our principal cracking feedstock. The prices for most types of processed oil sold within China are set at the State Price. Prior to June 1998, the State Planning Commission determined the State Price for light industrial oil guided by, among other factors, crude oil prices and prices of similar cracking feedstock products in the international market. The State Planning Commission generally had no fixed schedule for adjusting the State Price. From June 1998 until October 2001, China implemented a different pricing scheme for oil, including crude oil, light industrial oil and naphtha. Under this pricing scheme, the State Planning Commission established, on a monthly basis, indicative State Prices for all grades of crude oil, light industrial oil and naphtha based on comparable international market prices as set by the Singaporean market. The Sinopec Group and China National Petroleum & Gas Group Corporation ("CNPC") would then set the prices for different grades of domestic crude oil based on the relevant indicative State Prices. The prices for light industrial oil and naphtha were set by the Sinopec Group based on the indicative State Price set by the State Development and Reform Commission. However, in the event of significant fluctuations in international cracking feedstock prices, the State Price may not have accurately reflected the international market price. Consequently, there may have been periods during which we had to purchase light industrial oil or naphtha at prices that were significantly higher than the then current international market prices. In October 2001, this pricing scheme was modified to include the New York and Rotterdam processed oil markets. Since this change, the prices for processed oil have been set by the Sinopec Group and CNPC within a range of plus or minus 8% of the weighted average of the processed oil prices in New York, Rotterdam, and Singapore, and are subject to non-scheduled adjustments from time to time.

     We purchase cracking feedstock from the Beijing Yanshan Branch of Sinopec ("Sinopec Yanshan"). Because Yanshan Branch's refining facilities were designed and built to process certain types of crude oil, the origin and contents of the crude oil are important to their operation. In 2002, Daqing Oilfield in Heilongjiang Province supplied approximately 100% of Sinopec Yanshan's crude oil. The mix of crude oil available to Sinopec Yanshan has been satisfactory for the production of our products. However, if Sinopec Yanshan changes its crude oil sources, it may have to modify the production process at its refining facilities to refine different types of crude oil. Such modification may adversely affect Sinopec Yanshan's ability to meet our cracking feedstock requirements.

           Our business may be adversely affected by China's entry into WTO and increased overseas competition.

     We compete mainly in China's domestic market. In 2002, we derived approximately 98.6% of our revenues from sales within China. A substantial portion of China's domestic market demand for our principal products, however, continues to be met by imported products.

     China joined the WTO on December 11, 2001. As a condition to its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has committed to

     . permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own up to 100% of a domestic petrochemicals company by December 11, 2004, and allowing them to engage in the distribution of imported and domestically produced petrochemical products (including ownership of sales networks, distribution channels and storage facilities) by the same date;

     . gradually eliminate import non-tariff barriers such as quotas based on amount and source;

     . reduce tariffs on imported crude oil from 9% to 5% and reduce tariffs on various petrochemical products;

     . gradually relax restrictions on the import of crude and processed oil by non-state companies;

     . grant foreign-invested companies the right to import petrochemical products; and

     . permit foreign companies to engage in wholesale distribution of crude oil, processed oil and chemical fertilizers and remove all restrictions on retail operations by December 11, 2006.

     As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. However, we believe that our products have competed and will continue to compete with imported products in China. We already compete with certain major overseas petrochemical competitors from South Korea, Taiwan and Japan, many of which have substantially greater financial, technical, marketing and distribution resources than we do. We compete with such companies in different products to various degrees on the basis of price, product quality, customer service, payment terms and distribution capability within China. As imports already constitute substantial portions of PRC domestic consumption for many of our principal products, in most cases we have already been adjusting our product prices taking into consideration international supply conditions, international pricing, tariffs for the relevant products, imports not subject to tariffs (such as imports into special economic zones for processing into products for export) and transportation costs.

          Market cyclically and our high operational leverage may have a significant effect on our profitability.

     Regional and global markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand. Changes in these factors from time to time have had a significant impact on product prices in the regional and global markets. In the past, PRC markets for many of our principal products were insulated from many aspects of this cyclicality as a result of tariffs, import quotas, other trade restrictions and the Chinese government's allocation and pricing control. With China's entry into the WTO in December 2001, as tariffs and other import restrictions are reduced and the control of product allocation and pricing relaxed, the domestic markets for many of our products will become increasingly subject to the cyclicality of regional and global markets. Between 1994 and 2002, the markets for many of our principal products experienced substantial price fluctuations. We cannot assure that future demand for our products will be sufficient to alleviate any existing or future conditions of excess industry capacity, overproduction, or other events.

     Similar to other producers in the petrochemical industry and other bulk manufacturing industries, we are highly leveraged operationally. Because a significant portion of our expenses have either been fixed (as in the case of depreciation expense for a given piece of equipment) or have consisted of stable unit costs (as in the case of cracking feedstock), fluctuations in sales, particularly those caused by changes in product prices, have tended to cause disproportionately larger fluctuations in profitability. We expect this effect on our profitability will continue so long as we remain highly leveraged operationally.

          Related party transactions; conflict of interest.

     Sinopec owns 70.0% of our issued share capital and therefore is our controlling shareholder. Furthermore, Sinopec is an enterprise whose controlling shareholder is the Sinopec Group and has been authorized by the Sinopec Group to hold a controlling interest in us. Sinopec has controlling interests in many petrochemical enterprises that are our competitors. Sinopec has confirmed in writing its equal treatment undertaking that we will be treated no less favorably than the other enterprises directly or indirectly under its control in respect of all transactions between Sinopec and us on the one hand and Sinopec and its other subsidiaries on the other hand. Our articles of association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in China of such provisions by minority shareholders.

          Cost of compliance with PRC environmental protection regulation may adversely affect our business.

     We are subject both to PRC national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fees for pollution and provide for the closure of any facility which fails to comply with orders requiring it to cease or rectify certain behavior causing environmental damage.

     Utilizing our own and Yanshan Company's environmental protection units, we have established a system to treat wastewater and materials in order to prevent pollution to the environment. Yanshan Company's environmental protection units consist of an environmental compliance division and a number of facilities to treat wastewater, solid waste and waste gas. We use the wastewater treatment facilities that are part of our production facilities to conduct preliminary water treatment. Thereafter, we send the wastewater to Yanshan Company's wastewater treatment plant for further treatment. The treated water is stored in Sinopec's reservoir for further biochemical treatment. Yanshan Company charges us treatment fees based on its costs for the amount of wastewater and the quantity of polluted contents in the wastewater. We believe that the wastewater treatment facilities in our production plants have adequate capacity to conduct preliminary water treatment, and that Yanshan Company's water treatment plant has sufficient capacity to treat all wastewater generated by Yanshan Company and us. All solid waste materials are either buried in a sealed disposal site or burned in a furnace, both of which are operated by Yanshan Company. We believe that the disposal site and the waste burning furnace comply with both the national and local environmental laws regarding the discharge or disposal of solid waste. However, we cannot assure you that Chinese national or local authorities will not impose additional regulations that would require additional expenditures on environmental matters in the future.

          Our insurance coverage may not be sufficient to cover risks related to industry-related accidents.

     Due to the nature of our business, we handle many highly flammable and explosive materials and operate many facilities under high pressure and high temperatures. As a result, similar to other companies in the petrochemical industry, we have experienced accidents that have caused property damage and personal injuries. We have implemented strict safety measures for the operation and maintenance procedures of our production facilities. Our operational results may be adversely affected by losses incurred by or payments required of us for which we are not fully insured. See Item 4. Information on the Company - Business Overview - Insurance.

          Our business may be adversely affected if we are unable to refinance our current short-term indebtedness with an equally favorable financing arrangement.

     As of December 31, 2002, we had net current liabilities of approximately RMB 3,024 million, including short-term bank loans of approximately RMB 1,575 million and current portions of long-term bank loans amounting to approximately RMB 201 million. As of the same date, we had long-term bank loans, net of current portion, of approximately RMB 1,928 million. We have found short-term loans to be an attractive source of funding relative to long-term loans because of, among other reasons, their easy accessibility and lower cost in China. We have been able to refinance our short-term loans in the past and believe that we will be able to do so in the future. However, no assurance can be given that it will not become more difficult for us to refinance our short-term loans or that such loans will remain attractive as compared to long-term loans. In addition, if the terms of such loans become less attractive, we may not be able to replace them with more attractive long-term financing. See Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resource.

     Risks Relating to China

     Currently, substantially all of our assets are located in China and our revenue is primarily derived from our operations in China. Accordingly, our financial condition and results of operations are subject to a significant degree to economic, political and legal developments in China.

          Political and economic policies in China could affect our business in unpredictable ways.

     The economy of China differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in a number of respects, including:

     . structure;
     . level of government involvement;
     . level of development;
     . level of capital reinvestment;
     . control of foreign exchange; and
     . allocation of resources.

     Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the Chinese government has been reforming the Chinese economic system, and has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms. We currently expect that the Chinese government will continue these reforms, further reduce government intervention with enterprises and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes to China's political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or operational results.

          If the Chinese government changed the current regulations that allow us to make payments in foreign currencies, we could have trouble making our foreign exchange payments.

     The Renminbi currently is not a freely convertible currency. We receive most of our revenue in Renminbi. A portion of our Renminbi revenue must be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

     . debt service costs on foreign currency-denominated debt estimated to be approximately RMB 142 million (US$ 17.2 million) for the fiscal year 2003; and
     . payment of any dividends declared in respect of the H shares.

     Under the existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing the foreign exchange transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The Chinese government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, uncertainty exists as to whether the Chinese government may restrict access to foreign currency for current account transactions if foreign currency becomes scarce in China.

     Foreign exchange transactions under the capital account (international revenues and expenditures that increase or decrease debt or equity, including principal payments on foreign currency-denominated obligations) continue to be subject to limitations and require the prior approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt financing, or to make capital expenditures in foreign currencies.

     If the Chinese government restricts our ability to make payments in foreign exchange, we could have trouble making our foreign exchange payments and could even default on our obligations. See Item 10. Addition Information - Exchange Controls.

          Fluctuation of the Renminbi could reduce our profits or our dividends.

     Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been relatively stable since 1994, we cannot assure you of its future stability. The exchange rate of the Renminbi may become volatile against the U.S. dollar or other currencies in the future.

     Substantially all of our revenues and operating expenses are denominated in Renminbi, while some of our equipment purchases and debt repayment are denominated in foreign currencies. Accordingly, any future Renminbi devaluations could increase our cost in meeting these obligations, harming our profitability. In addition, any devaluation of the Renminbi may lower the amount of dividends payable on our H shares and ADSs in foreign currency terms.

          Interpretation and enforcement of Chinese laws and regulations is uncertain.

     The Chinese legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority, but do not have the binding effect of precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively new, and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve greater uncertainty than expected in more developed countries.

          You may not enjoy shareholders' protections that you would be entitled to in other jurisdictions.

     Chinese legal provisions for the protection of shareholders' rights and access to information, in particular, are different and less developed than those applicable to companies formed in the United States, Hong Kong, the United Kingdom and other developed countries or regions. You may not enjoy shareholders' protections under Chinese law that you would be entitled to in other jurisdictions.

          Chinese securities laws and regulations are still at an early stage of development and may not provide the legal protections you would be entitled to in other countries.

     The regulatory framework for the securities market in China is still at an early stage of development. The China Securities Regulatory Commission is responsible for drafting regulations for, administering and regulating the national securities markets. The Chinese Company Law, the rules and regulations recently promulgated thereunder and laws relating to Chinese companies whose shares are offered overseas provide, to a limited extent, a legal framework governing the corporate behavior of companies such as ours, and their directors and shareholders. The Chinese Securities Law, which became effective on July 1, 1999, is the fundamental law comprehensively regulating the securities markets in China and applies to the issuance and trading of shares, company bonds and other securities in China designated by the State Council. However, these laws, rules, regulations and measures are still at an early stage of development and may not provide investors with the same extent of protection they may expect in developed countries and regions.

          You may have to pay Chinese tax on dividends and capital gains tax in the future.

     Under current Chinese tax laws, regulations and rulings, dividends we pay to holders of H shares who are foreign individuals but not residents in China or which are foreign enterprises with no permanent establishment in China are not subject to Chinese withholding tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of H shares are not currently subject to Chinese capital gains tax. We cannot assure you, however, that withholding or capital gains taxes imposed by Chinese authorities will not become applicable to such dividends or gains in the future. Holders of H shares could, in the future, become subject to a withholding tax on dividends, which is currently imposed at the rate of 20% for individual and 10% for enterprises respectively unless reduced or eliminated by an applicable taxation treaty between China and the country in which the foreign individual or enterprise resides.

          Our articles of association require you to submit your disputes with us and other persons to arbitration. You will have no legal right to a court proceeding.

     Our articles of association require a holder of H shares and ADSs having a claim against, or a dispute with, us, our directors, supervisors, executive officers or a holder of our domestic shares relating to any rights or obligations conferred or imposed by our articles of association, the Chinese company law or any other Chinese laws or regulations and relating to our affairs, to submit the dispute or claim to the China International Economic and Trade Arbitration Commission or to the Hong Kong International Arbitration Center for arbitration. Our articles of association further provide that the arbitrator's award shall be final and binding on all parties.

          It may be difficult to effect service of process upon us or our directors, supervisors or executive officers who live in China or to enforce against them inside China any judgments obtained from non-Chinese courts.

     We are a joint stock company incorporated in China with limited liability. All of our directors, supervisors and executive officers reside in China, and our assets and the assets of those persons are located inside China. Therefore, you may not be able to effect service of process upon us or those persons outside China or to enforce against them outside China any judgments obtained from non-Chinese courts. China does not have treaties or arrangements providing for the recognition and enforcement of judgments of the courts of the United States, the United Kingdom or most other Western countries. Therefore, recognition and enforcement in China of judgments obtained in these jurisdictions may be impossible.

ITEM 4.   INFORMATION ON THE COMPANY

A. History and Development of the Company

     History

     We were established in The People's Republic of China as a joint stock limited company under the Chinese Company Law on April 23, 1997 as Beijing Yanhua Petrochemical Company

Limited. On December 8, 2000, we changed our name to Sinopec Beijing Yanhua Petrochemical Company Limited.

     We are one of the largest producers of resins and plastics in China. We are also one of the largest producers of ethylene in China. In 2002, we accounted for approximately 13.6 % of China's total ethylene production. We use substantially all of the ethylene we produce to manufacture a broad range of downstream petrochemical products. We are a leading producer in China of

     .  LDPE,
     .  HDPE,
     .  cis-polybutadiene rubber,
     .  butyl rubber,
     .  phenol,
     .  acetone,
     .  SBS,
     .  polypropylene,
     .  polystyrene and
     .  ethylene glycol.

     Our executive offices are located at No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, PRC. Our telephone number is (86) (10) 6934-5924.

     Yanshan Company, our predecessor, was established in 1967 by the China Ministry of Petroleum. In 1969, our predecessor completed the construction of three principal refining facilities. Thereafter, between 1969 and 1973, our predecessor completed more than 25 petrochemical production facilities, including a cis-polybutadiene rubber facility, the technology for which was internally developed. In 1973, with technology from ABB Lummus Global Inc. of the United States ("ABB Lummus"), our predecessor began the construction of its ethylene facility, with an annual production capacity of 300,000 tons, as well as a number of other production facilities that would utilize products from the ethylene facility as their raw materials. In 1976, the ethylene facility began operating, establishing itself as the first facility in China with annual ethylene production capacity of 300,000 tons. In 1983, our predecessor came under the control of China National Petrochemical Corporation ("China Petrochemical").

     Our predecessor replaced and modified its production facilities from time to time in order to maintain its facilities in as advanced and efficient a state as possible. As a result of these improvements, current production capacities of most of our major production facilities, including the ethylene facility, exceed their original design Rated Capacities.

     In 1994, our predecessor expanded the Rated Capacity of its ethylene facility to 450,000 tons with technology from ABB Lummus, constructed its HDPE facility and expanded its polypropylene facilities. The renovated ethylene facility produced approximately 473,000 tons of ethylene in 1995, exceeding the design Rated Capacity of this facility. The successful expansion of the ethylene facility enabled our predecessor to achieve a substantial increase in its sales and profitability from 1994 to 1995.

     In 2001, the Company continued the introduction of the technology from ABB Lummus, and constructed a new LDPE facility with an expected annual production capacity of 200,000 tons. The expanded ethylene facility produced approximately 744,000 tons of ethylene in 2002, exceeding the design Rated Capacity of this facility. The successful re-expansion of the ethylene facility enabled the Company to achieve a substantial increase in its sales and profitability from 2001 to 2002.

     In the Restructuring, our predecessor, in return for transferring its petrochemical operations to us, received 100% of the equity interest in us in the form of domestic invested shares, par value RMB 1.00 per share (each a "Domestic Share" and, collectively, the "Domestic Shares"), becoming our controlling shareholder at that time. The Restructuring was carried out in preparation of an initial public offering of our securities that was completed in June 1997.

     On February 25, 2000, as part of the reorganization of the Sinopec Group, Yanshan Company transferred to Sinopec all of its ownership interest in us, represented by 2,362,000,000 Domestic Shares constituting 70% of our entire issued capital stock, making Sinopec our controlling shareholder. On October 19, 2000, Sinopec completed an initial public offering of securities which are currently traded on the New York Stock Exchange, the Hong Kong Stock Exchange, and the London Stock Exchange. On July 16, 2001, Sinopec completed a public offering of 280,000,000 "A" shares, which are currently traded on the Shanghai Stock Exchange. Sinopec Group and Sinopec have confirmed that they will treat us no less favorably than the other enterprises directly or indirectly under their respective control.

     Principal Capital Expenditures and Divestitures

     China's rapid growth in consumption of petrochemical products, driven by the broad-based expansion of China's consumer, industrial and transportation sectors, presents us with a number of attractive market opportunities. From 1999 to 2002, we accelerated our capital expansion program designed to take advantage of these opportunities and maximize our long-term earnings growth. During this period, we invested approximately RMB 4,787 million in capital expansion programs, of which approximately RMB 2,048 million and RMB 722 million were invested in 2001 and 2002, respectively. We have targeted for future expansion selected products with respect to which we generally believe (i) our existing market position for such products or related products is strong and will be enhanced by such an expansion, (ii) China's consumption is growing at a rapid rate, and (iii) China's consumption will continue to outstrip domestic production capacity for the foreseeable future. Our capital expansion plans have been formulated in concert with those of Yanshan Company, our former parent, which in 1998 completed an expansion of its crude oil refining capacity that substantially increased its ability to supply us with cracking feedstock, propylene and isobutene.

     The following table sets forth selected information on our major construction and expansion projects that have been completed between 2000 and 2002 and those that are currently in progress:


                             Current Rated     New/expanded
Projects                        Capacity      Rated Capacity   Construction period
---------------------------- --------------  ---------------- ----------------------
                              ('000 tons)      ('000 tons)
Ethylene ..................       450             710         1998-2001/ Completed
LDPE ......................       180             380         1998-2001/ Completed
Acetonitrile extraction ...        35              65         1998-2001/ Completed
Benzene production ........        70             100         1998-2001/ Completed
Styrene ...................        80               100                  2005

          Ethylene and LDPE Facilities

     China's ninth five-year plan for 1996-2000 called for substantial investment in the construction or expansion of six ethylene facilities in China and targets the total production volume of ethylene in China to reach 4.2 million tons by the end of 2000, a 75.0% increase from that in 1995. Our ethylene expansion project (the "Ethylene Project") was one of the six projects contemplated by this ninth five-year plan. After delays caused by the State Council's temporary suspension of all ethylene and LDPE projects in China, we began work on the Ethylene Project in 1999 and completed it in November 2001, increasing our annual ethylene production rated capacity to 710,000 tons from 450,000 tons. As an integral part of the Ethylene Project, our LDPE facilities were also expanded, increasing their annual rated capacity from 180,000 tons to 380,000 tons. The expanded LDPE facility uses the ethylene produced by the expanded ethylene facility to produce LDPE, a high value-added resin and plastic product with a broad range of applications. Although China's annual ethylene production had reached 5.43 million tons by the end of 2002, the Chinese government anticipates a continuation of a significant shortage of ethylene in China in the near term. As of December 31, 2002, the total actual investment in the Ethylene Project was RMB 3.16 billion including RMB 1.01 billion in self-funded funds and RMB 2.15 billion in loans.

          Polypropylene Facility

     Our polypropylene facility was completed within our Polypropylene Unit in 1998. This 200,000-ton polypropylene project, with an estimated investment of RMB 1.39 billion, has an actual investment of RMB 772 million, all of which was self-funded. With the completion of the polypropylene facility and expansion of the ethylene facility, we increased the volume and variety of our polypropylene and also improved its quality. Based on our market study, we believe that in the year 2002 China will continue to experience a shortage of polypropylene, a product with a broad range of applications. We are a leading producer of polypropylene in China, both in terms of aggregate sales and production volume. In November 2001, to accelerate the pace of our technology renovation programs and to increase the overall efficiency of our production, we sold our oldest and the first polypropylene production unit to Yanshan Company on condition that Yanshan Company would not compete with us in its business. See Item 7.B. Major Shareholders and Related Party Transactions - Related Party Transactions.

          Butyl Rubber Facility

     In the last quarter of 1999, we completed the construction of the butyl rubber facility and commenced commercial production at the site. Only a limited number of buty1 rubber producers exist worldwide and we are the first to produce the material in China. Butyl rubber is a high-performance product sought for its air-tight sealing capacity and resistance to oxidation under high temperature. We believe we can secure a domestic market share for butyl rubber. This project, with estimated investment of RMB 1.48 billion, currently has an actual investment of RMB 950 million, of which RMB 468 million is self-funded and RMB 482 million are loans.

          Other Facilities

     As part of our continuing efforts to renew and remodel all of our production facilities to improve efficiency, in 1999 we began expanding and upgrading our styrene, acetonitrile extraction and benzene production facilities, and completed construction of the acetonitrile extraction and benzene production facilities as scheduled in 2001. Completion of our styrene production facilities has been reconsidered in light of the current market conditions. The expansion and renovation of said facilities are expected to be completed in 2005. In addition, after completing technical renovations of our PTA and PX facilities in 1999, we also began to produce PIA and MX. We believe that continuing expansion of these facilities will allow us to produce a greater number of higher-margin products with high market demand.

     These projects have been partially funded by the proceeds from our June 1997 initial global public offering and partially from bank borrowings and funds generated by our operations. We believe sufficient additional funds will be available to complete these projects from Sinopec Group and various domestic and international banks.

B.  Business Overview

     We believe that we are one of China's most efficient petrochemical producers in terms of raw material conversion and energy utilization, based on comparative production statistics compiled by the Sinopec Group. Many of our production facilities have been built or renovated with technologies imported from overseas companies. In 2001, we completed expansion of our ethylene production capacity and have constructed and expanded selected downstream production facilities to meet the growth of demand in China for petrochemical products.

     In 2002, we had sales of approximately RMB 9,443.1 million (US$ 1,140.8 million) and a net profit of approximately RMB 209.1 million (US$ 25.3 million). Almost all of our sales were derived from PRC domestic sales in 2002. Of our 2002 sales, 58.4% consisted of resins and plastics, 22.7% consisted of basic organic chemical products, 15.0% consisted of synthetic rubber and the remaining 3.9% consisted of other petrochemical products and sales of other goods.

     We are located in the Fangshan District, 50 kilometers southwest of downtown Beijing. Our facilities comprise five production units:

     (i) Chemical Works No. 1, which includes the ethylene facility, a number of facilities primarily utilizing ethylene as their raw material and other ancillary facilities;

     (ii) Polypropylene Unit (formerly Chemical Works No. 2), comprising a number of facilities primarily utilizing propylene as their raw material and other ancillary facilities;

     (iii) Chemical Products Unit, which includes a phenol-acetone and other ancillary facilities;

     (iv) Synthetic Rubber Unit, comprising a number of synthetic rubber facilities, Butyl Rubber facilities and ancillary facilities; and

     (v) Polyester Unit, which includes a number of polyester-production facilities and ancillary facilities. In addition, we own the Resin Application Research Unit, comprising research and development facilities, pilot facilities for developing new products and other ancillary facilities.

     Our overseas listed foreign invested shares, par value RMB 1.00 per share (each an "H Share" and, collectively, the "H Shares"), are listed and traded on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Our American Depositary Shares ("ADSs"), each ADS representing 50 H Shares held by the depositary, The Bank of New York (the "Depositary"), are listed and traded on the New York Stock Exchange under the symbol "BYH." Sinopec is our controlling shareholder and holds 70.0% of our issued share capital.

     Industry Background and Relevant Markets

     The petrochemical industry in China is a basic industrial sector, and has been a major focus for development by the Chinese government. In 2002, the Industrial Value Added figure for China's petrochemical industry (including petroleum processing and production of organic chemicals, resins and plastics, synthetic rubber, synthetic fibers and chemical fertilizers) amounted to approximately RMB 959.33 billion, accounting for approximately 10 % of China's aggregate Industrial Value Added.

     We believe that the growth of China's economy has been the driving force for significant increases in demand for many consumer products that use our products as raw materials. In spite of this growth, per capita consumption of petrochemical products in China remains significantly lower than that in major OECD countries. We believe that as China's economy undergoes further industrialization and its consumer markets further develop, demand for petrochemical products will continue to grow at a relatively high rate.

          Industry Structure and Regulatory Environment

     In the early 1970s, the Chinese government established a number of petroleum refining and petrochemical production and processing facilities in large complexes to permit integrated production of petroleum products, basic organic chemical products, resins and plastics, synthetic fibers and synthetic rubber. During this period, as part of the Chinese government's policy to develop the raw material base for the petrochemical industry, the Chinese government purchased from overseas the first 300,000 ton Rated Capacity ethylene facility in China, which was installed in our Chemical Works No. 1.

     Since the late 1980s, the Chinese government has implemented various economic liberalization measures which have materially affected China's petrochemical industry in areas such as cost and allocation of raw materials, product pricing and marketing and distribution of products. Nevertheless, a portion of China's petrochemical industry and certain of our products remain under the control of the Chinese government.

     Central government agencies and their local or provincial level counterparts do not own or directly control production facilities. However, they exercise significant control over the petrochemical industry in areas such as pricing, quality standards, allocation of raw materials and selected finished products, allocation of foreign and domestic loans and allocation of Renminbi loans for capital construction projects, as well as setting national five-year State Plans and ten-year development plans. We believe that China's petrochemical industry will continue to evolve at a measured and gradual pace away from its history of State control. We expect, and are preparing for, liberalization measures to continue and a more competitive environment to develop.

     China Petrochemical was established as a corporate entity by the Chinese government in 1983 and was authorized by the Chinese government to invest and hold controlling interests in a majority of the petrochemical enterprises in China. Following the Restructuring, until July 1998, Yanshan Company was a wholly-owned subsidiary of China Petrochemical.

     In the first half of 1998, the Chinese government restructured and consolidated many of the then existing governmental agencies in the chemical and petrochemical industries in accordance with a plan approved by the State Council (the "Industry Restructuring"). Prior to the Industry Restructuring, various governmental agencies had responsibilities for administrative oversight of the chemical and petrochemical industries, including China's Ministry of Chemical Industries ("MCI"), China Petrochemical, and China National Oil and Gas Corporation ("CNOGC"). Pursuant to the Industry Restructuring, the Chinese government created the State Oil and Chemical Industry Bureau ("SOCIB") and transferred to SOCIB most of the responsibilities for national-level oversight then held by MCI, China Petrochemical and CNOGC. In July 1998, the Chinese government created from CNOGC and China Petrochemical, respectively, CNPC and the Sinopec Group, and our parent became a wholly-owned subsidiary of the Sinopec Group, a state owned entity authorized to conduct business in the petrochemical industry in the southern and eastern regions of China, including Beijing. On February 25, 2000, the Sinopec Group completed a restructuring and eventually established Sinopec, our current parent. In February 2001, SOCIB was dissolved upon the approval of the State Council and its responsibilities were transferred to the State Economic and Trade

Commission ("SETC"). From February of 2001 to March 2003, CNPC and the Sinopec Group are currently responsible for operating the majority of all petrochemical and chemical facilities in China, subject to the administrative oversight of SETC. In March 2003, SETC was reorganized into the State Ministry of Commerce. As a result, we are currently subject to the industrial oversight of the State Development and Reform Commission and, through our parent company, are one of the group of companies that are owned by or otherwise affiliated with the Sinopec Group.

          Crude Oil and Cracking Feedstock

     Our principal raw material, cracking feedstock, is derived from crude oil and supplied primarily by one of Sinopec's refineries. Therefore, the supply and price of crude oil are key factors in determining the availability and pricing of cracking feedstock. The allocation and pricing of domestic onshore crude oil in China has generally been subject to State control. Prior to June 1998, the State Planning Commission established State Prices for domestic onshore crude oil which, except for some recent periods, have historically been below international market prices, and determined annually allocations of crude oil among all PRC crude oil refining enterprises. China Petrochemical then re-allocated crude oil allocated to it to enterprises under its control. In June 1998, as part of the Industry Restructuring, the Chinese government implemented a new pricing scheme to allow the prices of domestically produced crude oil to generally reflect and to fluctuate with the prevalent international market prices. In October 2001, this pricing scheme was modified to reflect broader range of international market prices and to allow for more timely adjustments of PRC domestic prices. The Sinopec Group oversees the allocation of cracking feedstock among the enterprises under its control. Imports of cracking feedstock are subject to restrictions, including import quota controls and import/export licensing requirements. See "Raw Materials, Water and Energy Supply--Cracking Feedstock."

          Resins and Plastics

     Resins and plastics have very broad applications. The level of demand in China for resins and plastics is significantly related to the development of the agricultural, industrial, construction-related and automobile industries and the consumption of consumer products such as housewares, household electric appliances, toys and packaging materials. Each of these industries utilizes specific types of resins and plastics based on the particular requirements of its products and depending on the hardness, plasticity, heat resistance, abrasion performance, elongation, cost and other characteristics of each type of resin and plastic. Beginning in 2002, resins and plastics were no longer subject to the Chinese government allocation and pricing controls in China.

          Synthetic Rubber

     The level of demand for synthetic rubber is significantly related to the development of the tire industry, as well as other industries such as housewares, shoes, toys and mining. Each of these industries utilizes specific types of synthetic rubber based on the particular requirements of its products and depending on the hardness, plasticity, heat resistance, abrasion performance, elongation and other characteristics of each type of synthetic rubber. Synthetic rubber in China is not subject to Chinese government allocation and pricing control.

          Basic Organic Chemical Products

     Ethylene is one of the most important petrochemical raw materials used in the production of downstream petrochemical products. The production of ethylene is a significant indicator of the development level of a country's petrochemical industry. The Chinese government's five-year plan for 1996-2000 identified ethylene as a priority product for further development and targeted annual domestic production of ethylene to increase to approximately 4.2 million tons by 2000. In 2001 and 2002, the actual PRC domestic ethylene production reached approximately 4.81 million tons and 5.43 million tons, respectively. This was achieved through development of large-scale ethylene facilities such as our Ethylene Project completed in 2001. From 1996 through 2002, the production of ethylene derivatives, as well as co-products such as propylene, butadiene, toluene and xylene, also increased correspondingly. We use most of the ethylene we produce for the production of downstream products. In 2002, none of the ethylene produced by us was sold to third parties pursuant to Chinese government allocation and pricing controls.

     Business Strategy

     In view of the developments associated with China's entry into the WTO, we intend to build on our position as one of the leading PRC petrochemical enterprises in order to develop our business to match the rapid rate of economic progress in China and achieve long-term earnings growth. We have refocused and adjusted our strategy along the following elements:

          Expand Production Capacity

     We will continue to expand our production capacity with respect to products for which we believe

     (i) our existing market position is strong and will be enhanced by such an expansion;
     (ii)  PRC consumption is growing at a rapid rate; and
     (iii) PRC consumption will continue to outstrip domestic production capacity for the foreseeable future.

     In 1998, we upgraded and increased the Rated Capacity of our HDPE production facility from 140,000 tons to 160,000 tons, upgraded and increased the Rated Capacity of our ethylene glycol production facility from 60,000 tons to 80,000 tons, and upgraded and increased the Rated Capacity of our phenol-acetone production facility from 80,000 tons to 100,000 tons. Our existing SBS and solution styrene butadiene rubber production facilities were also upgraded, increasing each of their Rated Capacities from 10,000 tons to 30,000 tons. In addition, in 1998, we completed our third polypropylene facility with a Rated Capacity of 200,000 tons. In the last quarter of 1999, we completed construction of our principal butyl rubber facility with a Rated Capacity of 30,000 tons, and commenced commercial production at the site. In 2000, we accelerated the pace of our technology renovation program and completed certain technology improvement and capacity expansion projects as previously planned. This involved construction of two new cracking furnaces, each with an annual capacity of 100,000 tons, and the renovation of two existing cracking furnaces, each with a capacity of 60,000 tons. These facilities successfully began operation at the same time, laying a foundation for the completion of the Ethylene Project. To support the expansion of the production capacity of such products, in November 2001 we completed the Ethylene Project, increase our annual ethylene production from its previous Rated Capacity of 450,000 tons to 710,000. We believe that the greater economies of scale achieved by completion of our capital expansion program will further strengthen our competitive position. We may also consider expansion through the acquisition of other PRC chemical enterprises should attractive opportunities arise.

          Enhance Operating Efficiency

     We will continue to focus on further enhancing our operating efficiency, which we believe is already one of the highest among PRC petrochemical producers in terms of raw material conversion and energy utilization. We have increased the cracking feedstock conversion rates of our ethylene facility in the past five years and continue to explore ways to improve use of feedstock and other raw materials. We have developed an ability to use vacuum gas oil ("VGO"), cracking wax oil and hydrogenated raffinate oil as alternative lower-cost cracking feedstock to light industrial oil. We have been using an increasing proportion of such alternative cracking feedstock in the past five years and intend to continue increasing its use to reduce costs in the future. We will continue to pursue measures to increase energy efficiency and equipment use. These measures include

     (i) importing and internally developing methods to improve production techniques,

     (ii) upgrading certain of our cracking furnaces to permit the use of a wider variety of cracking feedstock and

     (iii) extending the period between scheduled maintenance shutdowns from the current two years to a longer period.

           Improve Product Mix

     We will continue to gradually shift our product mix from general purpose petrochemicals toward more specialized products we produce. We believe that continuing to emphasize more specialized, higher margin petrochemical products will enhance our profitability and improve our competitive position. In line with this strategy, our research and development department will continue to work with our customers to develop new products and improve and customize to better meet our comers needs.

     As part of this strategy, in 1999 we began to produce butyl rubber, MX and PIA. In the past several years, we have increased the sales of special resins and plastics, thus increasing the proportion of the products with high profit margin within the resin and plastic product group. We intend to continue to target new products we believe are more technologically advanced, have more specialized applications and will carry higher profit margins than many of our current products. Our capital expansion program reflects this strategy. We have acquired the technology for such products and are acquiring the technology for production of such higher acquisitions and strategic alliance inside and outside of China.

          Strengthen Sales and Marketing Activities

     As China increasingly evolves into a market driven economy, our sales and marketing efforts are focused on reinforcing our relationships with existing customers and gaining new customers. To achieve this, we intend to continue to expand our direct sales force in order to develop more direct sales to industrial customers and to reduce sales through intermediaries. In 2002, direct sales to industrial customers constituted 39.9% of our total sales. Sales to trading companies and sales made through Yanshan Company constituted 48.3% and 12.4% of our total sales, respectively. We will continue to strive to meet our customers' needs by improving the marketing and customer support activities that we have developed over the past several years. These activities include conducting industry studies, surveys of potential applications for existing and new products and analyses of competitors' product offerings, and expanding our after-sale customer services, including technical support and technology assistance. We are also making efforts to develop e-commerce as one of our methods to initiate sales activities. In 2002, we sold 439,000 tons of our products initiated through the Internet resulting in the revenue of approximately RMB 2.437 billion.

PRINCIPAL PRODUCTS

     We produce over 40 types of products. Our production processes are highly integrated, and many of our products are consumed internally as feedstock for the production of our other products. The following table sets forth our principal products based on sales volume and sales in 2000, 2001 and 2002.

                                           2000                                2001                               2002
                          ------------------------------------ ----------------------------------- ---------------------------------
                                                    Percentage                          Percentage                        Percentage
Principal products        Sales volume     Sales     of sales  Sales volume    Sales     of sales  Sales volume   Sales    of sales
------------------------- -------------- ---------  ---------- ------------  ---------  ---------- ------------ --------- ----------
                           ('000 tons)     (RMB         (%)     ('000 tons)    (RMB         (%)     ('000 tons)   (RMB        (%)
                                         millions)                           millions)                          millions)
Resins and plastics
LDPE ....................     198.0        1,377.0     17.5        153.6        969.4       16.2       413.4     2,195.7     23.3
Polypropylene ...........     279.8        1,585.0     20.2        205.2      1,136.1       18.8       402.7     2,133.0     22.6
HDPE ....................     150.8          960.7     12.2        122.5        719.8       12.0       164.4       853.7      9.0
Polyester chips .........      35.8          276.4      3.5         38.9        213.5        3.6         5.2        31.6      0.3
Polystyrene .............      47.1          348.8      4.5         21.6        164.4        3.0        51.9       300.2      3.2
Sub-total ...............     711.5        4,547.9     57.9        541.8      3,203.2       53.6     1,037.6     5,514.2     58.4

Synthetic rubber
Butyl rubber /(1)/ ......       5.3           67.1      0.9          8.2         65.7        1.1        24.0       289.2      3.1
Cis-polybutadiene .......      96.4          540.6      6.9         92.7        529.3        8.9       118.0       683.2      7.2
SBS .....................      27.2          243.4      3.1         40.8        330.5        5.5        60.3       446.5      4.7
Sub-total ...............     128.9          851.1     10.9        141.7        925.5       15.5       202.3     1,418.9     15.0

Basic organic chemical
  products
Phenol ..................      93.4          549.2      7.0          75.8       375.6        6.3       120.4       564.3      6.0
Ethylene glycol .........      55.1          284.8      3.6          50.5       209.4        3.5        79.6       301.9      3.2
Ethylene ................      49.0          195.6      2.5          30.7       119.1        2.0        41.1       140.7      1.5
Acetone .................      56.2          283.7      3.6          47.4       167.8        2.8        73.4       293.5      3.1
Others/(2)/ .............       N/A          658.5      8.4           N/A       501.3        8.4        N/A        839.8      8.9
Sub-total ...............       N/A         1971.8     25.1           N/A     1,373.2       23.0        N/A      2,140.2     22.7

Others/(2)/ .............       N/A           82.1      6.1           N/A       473.4        7.9        N/A        369.8      3.9

Total ...................       N/A        7,852.9    100.0           N/A     5,975.3      100.0        N/A      9,443.1    100.0
                              =====        =======    =====        ======     =======      =====     ======      =======    =====

/(1)/ These products were first sold in 2000.
/(2)/ No single chemical product in these categories comprised more than 2.0% of total sales.
N/A:  Information is not available.

     Product Pricing

     We currently make pricing decisions for all of our products with reference to prices in the major chemical commodities markets in China. Prices for some of our products have experienced substantial fluctuations over the last few years primarily due to fluctuations in international prices for these products, especially in the Southeast Asian market. Because imports constitute a substantial portion of PRC domestic consumption for many of our principal products, prices for these products in China's domestic markets fluctuate substantially in concert with international prices. We adjust our product prices by taking into consideration international supply conditions, international pricing, tariffs for the relevant products, imports not subject to tariffs (such as imports into special economic zones for processing into products for export) and transportation costs. Our sales and marketing department has access to domestic and international market information through our computerized data center, enabling us to closely monitor pricing developments in major international commodities markets, particularly in Southeast Asia. Due to brand recognition, reliability in supply and generally high and consistent product quality, we believe that we can implement a flexible pricing scheme for many of our products. See Item 5. Operating and Financial Review and Prospects.

     All of our products are currently sold at prices set by the market. Until 2001, of the major products we produce, a limited amounts of ethylene was subject to a certain degree of State pricing control within a fixed range; starting from 2002, ethylene was no longer subject to the State pricing control.

     Sales and Marketing

     We have three principal distribution channels: (i) direct sales to large and medium-sized manufacturing enterprises, (ii) sales to large trading companies for resale and (iii) distribution by Yanshan Company's national sales network. In 2002, none of our principal products were subject to Chinese government allocation controls. We also export a small amount of our products. As of December 31, 2002, we had 305 employees whose primary responsibility was sales and marketing.

     The following table sets out our sales through each of our distribution channels in 2002.

                                                                           2002
                                                              -----------------------------
                                                                              Percentage of
Distribution channels                                             Sales        total sales
------------------------------------------------------------  --------------  -------------
                                                              (RMB millions)        (%)
Direct sales ..............................................      3,578,920         37.9
Trading companies .........................................      4,560,998         48.3
Distribution through Yanshan Company's sales network ......      1,170,940         12.4
Sales subject to allocations ..............................           None          0.0
Exports ...................................................        132,203          1.4
                                                                 ---------        -----
Total .....................................................      9,443,061        100.0
                                                                 =========        =====

     Direct sales to manufacturing enterprises accounted for approximately 39.9% of our total sales in 2002. The majority of these customers are enterprises engaged in the manufacture of a broad range of finished chemicals, plastics, fibers and synthetic rubber products. In 2002, we made direct sales to over 400 such manufacturing enterprises, of which the largest 10 customers accounted for 20.1% of total 2002 sales.

     Sales to trading companies accounted for 48.3% of our 2002 sales. These customers are either large trading companies under provincial or municipal governments or small trading companies owned by individuals. Trading companies purchase our products for resale generally to medium and small-sized manufacturing companies throughout China.

     Approximately 12.4% of our 2002 sales were derived from sales through Yanshan Company's sales network. The network consists of 17 entities, seven of which are wholly-owned by Yanshan Company, seven of which are jointly owned by Yanshan Company and other companies and the remaining three of which are companies with which Yanshan Company has long-term cooperative relationships but in which Yanshan Company has no equity interests. These companies purchase our products for resale and cover 119 cities in 25 provinces. Yanshan Company plans to further expand this sales network to cover most of the major cities throughout China.

     In 2002, none of our product sales were subject to Chinese government allocation, compared with 2.5% and 2.0% of total sales in 2000 and 2001, respectively. In addition, until 1999, we had to sell a limited amount of LDPE at below market prices to customers designated by the Chinese government for production of agriculture-related products. Since the beginning of 1999, all LDPE we produce has been sold at market prices.

     The credit terms we offer are typically between 20 and 30 days. As of December 31, 2002, our accounts receivable and notes receivable represented in the aggregate approximately 20 days of the 2002 sales, reflecting the continuing recovery of the petrochemical market. We have in place strict measures to minimize both the number and the adverse effect of doubtful accounts and write-offs on our operational results or financial condition.

     In 2002, export sales accounted for 1.4% of our total sales. Export sales primarily consisted of sales of cis-polybutadiene rubber to Hong Kong, Indonesia, Malaysia, Germany and Belgium. In 2002, we conducted our export sales through China Yanshan United Foreign Trade, Ltd. (an entity in which Yanshan Company holds a 60.0% controlling interest).

     Our sales and marketing department conducts routine customer visits and customer satisfaction surveys, the information from which, together with general market information, comprise our market data system. In addition, we have direct access to the Sinopec Group's data center for domestic and international market information. Such information provides the basis for our customer relationship maintenance and new customer development. As part of our efforts to become more market-oriented, we also provide after-sale service, including technical support and technology assistance, to our customers. We believe that we have established long-term relationships with most of our large and medium-sized manufacturing enterprise customers and large trading companies. These relationships provide us with a generally dependable and stable customer base.

     We are constantly seeking new customers. We hold annual trading conferences to market our products. A portion of our sales are arranged at such trading conferences pursuant to one-year sales contracts, which generally specify quantities of products to be provided but allow prices of such products to be determined from time to time according to market conditions.

     In 2002, sales to our five largest customers (excluding Yanshan Company) accounted for 10.9% of our total sales. Yanshan Company and its sales network accounted for 12.4% of our total sales and was our largest customer in 2002.

     Domestic sales accounted for approximately 98.6% of our sales in 2002. Sales of our products are concentrated in Beijing and Hebei, Shandong, Jiangsu, Zhejiang, Henan, Shanxi,

Shaanxi, Gansu and Hubei Provinces. The following table sets forth our sales by geographic region in each of 2000, 2001 and 2002.

                                        2000                          2001                        2002
                             --------------------------- ---------------------------- ---------------------------
                                             Percentage                   Percentage                  Percentage
                                                 of                           of                          of
 Geographic regions              Sales       total sales     Sales        total sales     Sales       total sales
 --------------------------- --------------  ----------- --------------   ----------- --------------  -----------
                             (RMB millions)      (%)      (RMB millions)     (%)      (RMB millions)      (%)

Northeastern China/(1)/           219.9          2.8          167.3          2.8          160.5            1.7

Northern China/(2)/             3,306.1         42.1        2,886.1         48.3        5,316.5           56.3

Eastern China/(3)/              2,308.8         29.4        1,864.3         31.2        2,889.6           30.6

Central-southern China/(4)/     1,028.7         13.1          657.3         11.0           47.2            0.5

Southern China/(5)/               479.0          6.1              0            0              0              0

Northwestern China/(6)/            86.4          1.1           41.8          0.7          198.3            2.1

Southwestern China/(7)/           282.7          3.6          191.2          3.2          698.8            7.4

Exports                           141.3          1.8          167.3          2.8          132.2            1.4
                                -------        -----        -------        -----        -------          -----
 Total                          7,852.9        100.0        5,975.3        100.0        9,443.1          100.0
                                =======        =====        =======        =====        =======          =====

/(1)/ Includes Liaoning Province, Jilin Province, Heilongjiang Province. /(2)/ Includes Hebei Province, Shanxi Province, Inner Mongolia Autonomous
      Region, Tianjin and Beijing.
/(3)/ Includes Shandong Province, Anhui Province, Jiangsu Province, Zhejiang
      Province, Jiangxi Province and Shanghai.
/(4)/ Includes Hubei Province, Hunan Province and Henan Province.
/(5)/ Includes Guangdong Province, Fujian Province, Jiangxi Province, Hainan
      Province and Guangxi Zhuang Autonomous Region.
/(6)/ Includes Shaanxi Province, Qinghai Province, Ningxia Province, Xinjiang
      Province and Gansu Province.
/(7)/ Includes Yunnan Province, Guizhou Province, Sichuan Province and Xizang
      Autonomous Region.

      Manufacturing and Quality Control

      We continue to implement a quality assurance program in accordance with which

      . our research and development department uses information collected by our sales and marketing department to improve the quality of products and production processes;

      . all our production units exercise strict quality control during the production process;

      .  our quality control unit conducts inspections of products; and

      . our sales and marketing department conducts customer surveys to collect information regarding customers' perceptions about our product quality.

      We maintain a quality control staff of over 1,200 engineers, technicians and other employees whose duty is to monitor design and production processes in order to ensure high quality. All of these personnel are subject to qualification requirements with respect to their educational background and working experience and are certified by the Sinopec Group after training and qualification tests.

      We have received various awards for our product quality. For example, the quality of our cis-polybutadiene rubber has been awarded three State Excellent Product Gold Medals. We received ISO 9002 certifications for Chemical Works No. 1, the Polypropylene Unit and the Synthetic Rubber Unit in 1996, 1996 and 1997, respectively, recognizing the achievement of international quality control standards in management and manufacturing processes.

     Product Transport

     Our major customers are located throughout China. We principally use rail and road transport and pipelines to transport our products. While our sales policy requires our customers to pay the transportation costs for our products, timely delivery of our products is essential to our business.

     In 2002, approximately 66.4% of our sales were transported by road. We own approximately 650 trucks. Our trucks are fully insured for any damages and third party liability.

     Approximately 23.0% of our sales in 2002 were transported by rail. Pursuant to railway regulations, we are required to submit our estimated monthly rail transportation needs to the Beijing Railway Bureau to reserve sufficient railway capacity to transport our products. Our product transport is also subject to daily availability of adequate rail cars and rail capacity.

     Currently, Yanshan Company's railway transport unit has more than 660 rail cars, most of which are industrial chemical tank cars that can transport liquid products or raw materials, and 50.2 kilometers of railroad network connecting most of our production units and Yanshan Company. We own various storage areas and loading-unloading stations adjacent to our production units. We use Yanshan Company's railroad and rail cars pursuant to a service agreement with Yanshan Company. To date, we have not experienced any material difficulty in transporting our products by rail.

     Approximately 10.6% of our sales in 2002 were transported by pipelines. These products are in liquid form and are transported to Yanshan Company and to nearby established customers.

     Production Processes

     The following chart summarizes our existing production processes.

                           [PRODUCTION PROCESSES MAP]

     Our ethylene facility processes cracking feedstock into various petrochemicals, including ethylene, propylene, C\\4\\, various intermediate chemicals and by-products such as cracking oil and various types of carbon-fraction. We use most of the ethylene we produce to produce LDPE, HDPE, ethylene glycol and styrene. A portion of the styrene is further processed by our polystyrene, SBS and solution styrene butadiene rubber facilities, and the remainder of the styrene is sold to customers.

     We use the propylene as a principal feedstock for the polypropylene facilities. We use the phenol-acetone facility and the meta-cresol facility to produce polypropylene, phenol, acetone, meta-cresol, para-cresol and BHT. A portion of the polypropylene is used by Yanshan Company's chemical fiber carpet plant as the principal feedstock to produce polypropylene fiber carpets.

     Our DMF extraction facility and acetonitrile extraction facility use the C4 produced by the ethylene facility to produce butadiene, 1-butene and liquified petroleum gas. The butadiene is used as a principal feedstock for our cis-polybutadiene rubber facility, polybutadiene facility and SBS facility to produce cis-polybutadiene rubber, solution styrene butadiene rubber and SBS. The 1-butene is used as feedstock by our MTBE facility to produce MTBE. The liquified petroleum gas is sold to customers.

     Raw Materials, Water and Energy Supply

     Cracking feedstock is our principal raw material. In 2002, the cost of cracking feedstock purchased from our parent accounted for 73.6% of our total raw material costs and 51.8% of our total sales costs. In addition to cracking feedstock, our parent also supplies us with other raw materials, including benzene, mixed-xylene, acrylonitride, 1-butene and toluene. The following table shows our raw materials, water and energy costs as percentages of total sales costs:

                                                    Year Ended December 31, 2002
                                                    ----------------------------
                                                     (RMB millions)       (%)

      Total cost of sales ........................       8,368.0        100.0
        Cracking feedstock from our parent .......       4,334.9         51.8
        Other raw materials from our parent ......         640.5          7.6
        Cracking feedstock from third parties ....          31.0          0.4
        Other raw materials from third parties ...         882.9         10.5
        Water and energy .........................        1219.1         14.6
      Total raw materials, water and energy ......       7,108.3         84.9

          Cracking Feedstock

     The cracking feedstock we use includes light industrial oil, naphtha, VGO, cracking wax oil and hydrogenated raffinate oil. Our primary cracking feedstock is light industrial oil. Cracking feedstock is derived from crude oil. Therefore, the supply and price of crude oil are key factors in determining the availability and pricing of the cracking feedstock we use. Prior to June 1998, the State Planning Commission determined the State Price for light industrial oil guided by, among other factors, crude oil prices and prices of similar cracking feedstock products in the international markets. The State Planning Commission generally had no fixed schedule for adjusting the State Price. From June 1998 to October 2001, as part of the Industry Restructuring, China implemented a different pricing scheme for oil, including crude oil, light industrial oil and naphtha. Under this pricing scheme, the State Planning Commission established, on a monthly basis, indicative State Prices for all grades of crude oil, light industrial oil and naphtha based on comparable international market prices, as set by the Singaporean market. The Sinopec Group and China National Petroleum & Gas Group Corporation ("CNPC") would then set the prices for different grades of domestic crude oil based on the relevant indicative State Prices. The prices for light industrial oil and naphtha were set by the Sinopec Group based on the indicative State Price set by the State Planning Commission. However, in the state of significant fluctuations in the international cracking feedstock prices, the State Price may not have accurately reflected the international market price. Consequently, there may have been periods during which we had to purchase light industrial oil or naphtha at prices that were significantly higher than the then current international market prices. In October 2001, this pricing scheme was modified to include the New York and Rotterdam processed oil markets. Since this change, the prices for processed oil have been set by the Sinopec Group and CNPC within a range of plus or minus 8% of the weighted average of the processed oil prices in New York, Rotterdam, and Singapore, and are subject to non-scheduled adjustments from time to time.

     We began using VGO as a cracking feedstock in 1995. VGO is a petroleum product that has not been subject to State pricing control. We purchase all of our VGO from our parent.

     Cracking wax oil and hydrogenated raffinate oil were developed by our research and development department as cracking feedstock alternatives for light industrial oil and VGO. Both materials are similar to light industrial oil in terms of production efficiency, and are produced by our parent. Neither of these alternative types of cracking feedstock is currently subject to State pricing control in China.

     Light industrial oil accounted for approximately 38.7% of our total cracking feedstock consumption in 2002, a decrease of 12.0% compared with 2001, with the remainder being naphtha, VGO, cracking wax oil and hydrogenated raffinate oil. In 2002, we purchased from our parent approximately 1.935 million tons of various types of cracking feedstock. In 2002, we also purchased approximately 410,600 tons of naphtha from third parties. We keep enough cracking feedstock in our storage facilities to support 10 days of our production requirements.

     The following tables set forth the average monthly State Price for light industrial oil and naphtha from 2000 through April 2003. The prices for light industrial oil and naphtha during this period were identical:

                                                                       Unit: RMB/ton, inclusive of 17% VAT)
     Month      1       2       3       4       5       6       7       8      9       10      11      12
                -       -       -       -       -       -       -       -      -       --      --      --
Year
----------------------------------------------------------------------------------------------------------
2000          2,200   2,240   2,340   2,340   2,740   2,630   2,630   2,690  2,760   2,760   2,910   2,850

2001          2,430   2,260   2,540   2,465   2,520   2,615   2,575   2,260  2,190   2,250   1,800   1,800

2002          1,670  11,795  11,925   2,185   2,325   2,325   2,375   2,375  2,375   2,575   2,575   2,575

2003          2,575   2,765   2,765   2,765

     In connection with the Restructuring, Yanshan Company, our controlling shareholder until February 25, 2000, had agreed to supply light industrial oil to us at State Prices. In addition, under a separate undertaking, Yanshan Company had agreed to provide substitutes to light industrial oil such as VGO, cracking wax oil and hydrogenated raffinate oil to us through 2001 at respective prices, exclusive of value added tax, of approximately RMB 220, RMB 430 and RMB 430 per ton, less than the prevailing State Price for light industrial oil. These prices were determined with reference to market prices for similar products and costs of production. In 2000, our parent renovated its refining facilities, significantly improving the quality of cracking wax oil and hydrogenated raffinate oil it produces as a result. Subsequently, beginning 2001 our parent began to supply cracking wax oil and hydrogenated raffinate oil to us at the same price as the State Price for light industrial oil, while continuing to supply VGO at a price approximately RMB 220 per ton (exclusive of value added tax) less than the prevailing State Price for light industrial oil. We believe the use of improved cracking wax oil and hydrogenated raffinate oil will result in a higher conversion rate, increasing the amount of ethylene produced.

     We believe that our parent has sufficient capacity to supply the amounts of cracking feedstock we currently require and will require after the completion of our current expansion plans. We have had no problems in acquiring sufficient cracking feedstock from our parent. Our parent has undertaken to give us the exclusive right of first refusal to purchase any or all of its cracking feedstock. In addition, we believe that there exist other viable alternative sources of cracking feedstock which we could and would access in the future, should any such alternative sources present better prices or quality, or if our demand exceeds the supply available from our parent. To the extent we purchase cracking feedstock from sources other than our parent, we will incur additional costs associated with transporting the cracking feedstock to us. In 2002, we purchased from third parties approximately 410,600 tons of cracking feedstock, less than 20% of the total cracking feedstock we purchased that year.

          Other Raw Materials

     The other principal raw materials we purchase from our parent include benzene, acrylonitride, mixed-xylene, 2-butene, 1-butene and toluene. Pursuant to the Restructuring, our parent has agreed to supply these raw materials to us at domestic market prices, which are adjusted by our parent from time to time to generally reflect the international market prices. This arrangement results in savings in transport costs for us due to our proximity to our parent. We have not experienced any difficulty in obtaining adequate supplies of these raw materials from our parent and we believe that there exist other viable alternative sources which we could and would access in the future, should any such alternative sources present better prices or quality, or if our demand exceeds the supply available from our parent.

     The other principal raw materials which we purchase from third parties are benzene, toluene, butadiene, C4 and terephthalic acid. We have experienced no material disruption in the supply of these raw materials, and we believe that we will be able to obtain an adequate supply to meet our needs in the foreseeable future. In general, we transport these raw materials by rail or by road, and we store amounts sufficient to support 15 to 40 days of our production requirements.

          Electricity, Steam and Water

     Electricity is our main source of energy. We purchase electricity through Yanshan Company from China's northern power grid. Our cost of electricity represents our share of the overall cost to us and Yanshan Company, after netting out the revenue generated from Yanshan Company's sales to the grid of electricity it generates. In general, the price of electricity in China is set by the Chinese government. We have experienced no material disruption in electricity supply in recent years.

     We produce approximately 70.0% of our steam requirements internally and purchase the remaining steam requirements from Yanshan Company. We have experienced no material disruption in water supply.

     Trademark

     Yanshan Company has agreed to our use of its registered trademark "yansan". The detailed terms and conditions of this licensing arrangement are currently under discussion with Yanshan Company.

     Competition

     Since substantially all of our sales in 2002 were derived from domestic sales, our competition is mainly in the domestic market. We are a major competitor in every sector of the domestic market in which we operate. We believe that our primary competitive advantages are product quality, relatively low costs of production, brand recognition and location.

     Prior to 1993, because distribution and pricing of our principal products were determined in accordance with the State Plan, our predecessor was generally not operating in a competitive environment. With the liberalization of control over pricing and product allocation by the Chinese government, competition in the domestic market continues to increase and is expected to intensify.

     The following table summarizes the competitive position of our principal products in China's domestic market in 2002:

                                            Our company's     Our company's      Imports'
                                                Share          competitive       share of
                                             of domestic        ranking in       domestic
Principal products                           consumption         the PRC      consumption/(1)/
--------------------------------------      -------------     -------------   ----------------
                                                 (%)                                (%)
Resins and plastics
     LDPE .............................          12.1               1              71.3

     HDPE .................................      5.0            3          64.5
     Polypropylene ........................      6.5            1          39.5
     Polystyrene ..........................      2.1           10          65.2
     Polyester chips ......................      0.2            -           5.3

Synthetic rubber
     Cis-polybutadiene ....................     30.3            1          13.2
     SBS ..................................     22.3            2           5.4

Basic organic chemical products
     Ethylene/(2)/ ........................     13.6            1           1.6
     Phenol ...............................     19.0            1          34.2
     Acetone ..............................     22.0            1          50.7
     Ethylene glycol ......................      2.6            5          70.3

----------

Sources: The Year 2002 PRC Petrochemical Industry Statistical Annual Report
         (Sinopec Group) (2003), Petrochemical Statistic and Information (No.2,
         2003), Petrochemical Statistical Materials (No. 2, 2002), Petrochemical Products Import and Export Information (No.2, 2003).

/(1)/ Domestic consumption is based on the total production volume of the major PRC producers of the respective products plus imports and minus exports and increases in inventory (or plus decreases in inventory).

/(2)/ Includes products sold to third party customers and used for internal consumption. Most producers of ethylene use ethylene as a raw material to produce other basic organic chemical products.

         In 2002, we ranked first in China in terms of aggregate sales volume of resins and plastics. In aggregate, sales volume of our resins and plastics accounted for approximately 5.5% of the total estimated PRC consumption of these products in 2002 with imports accounting for approximately 47.1%.

         We were the largest PRC producer of cis-polybutadiene rubber and the second largest PRC SBS producer in 2002. The aggregate sales volume of our synthetic rubber accounted for approximately 27.1% of the totalestimated PRC domestic synthetic rubber consumption in 2002. Our cis-polybutadiene rubber has been awarded three State Excellent Product Gold Medals for its quality.

         We are one of the largest producers of basic organic chemical products in China. In 2002, the sales volume of our basic organic chemical products accounted for approximately 6.8% of the total PRC consumption of basic organic chemical products. We are one of the largest producers of ethylene in China, accounting for approximately 13.6% of China's total ethylene production in 2002. We also ranked first in China in 2002 in terms of sales volumes of phenol and acetone.

         China's Accession to the WTO and Foreign Competition

         China's entry into the WTO on December 11, 2001 has and will continue to have a significant effect on the PRC petroleum and petrochemical industries. As part of its membership, China has committed to eliminate some tariff and non-tariff barriers to foreign competition in the domestic petrochemical industry that benefited us in the past. In particular, China has committed to:

         . permit increasing levels of foreign investment in the domestic petrochemicals industry, allowing foreign investors to own up to 100% of a domestic petrochemicals company by December 11, 2004, and allowing them to engage in the distribution of imported and domestically produced petrochemical products (including ownership of sales networks, distribution channels and storage facilities) by the same date;

         . gradually eliminate import non-tariff barriers such as quotas based on amount and source;

         . reduce tariffs on imported crude oil from 9% to 5% and reduce tariffs on various petrochemical products;

         . gradually relax restrictions on the import of crude and processed oil by non-state companies;

         . grant foreign-invested companies the right to import petrochemical products; and

         . permit foreign companies to engage in wholesale distribution of crude oil, processed oil and chemical fertilizers and remove all restrictions on retail operations by December 11, 2006.

         As a result of these measures, we will likely face increased competition from foreign companies and imports in the near future and longer term. However, by refocusing and adjusting our business strategy, we believe we will be able to meet the challenges posed by China's membership in the WTO and that our products will continue to be competitive with imported products.

         We believe the general reduction of tariffs on petrochemical products that compete with our products will have a limited impact on our competitive position in the PRC market. In anticipation of its impending entry into the WTO, the Chinese government took early steps to reduce protection from import barriers. Tariffs have been gradually reduced beginning in 1997. Tariffs on petrochemical products which compete with our products ranged from 5.0% to 16% before China's WTO entry and have now been reduced to 4% to 14.2% with further reductions planned until they reach 2% to 6.5%. Tariffs for synthetic rubber and carbamide will generally remain the same. Although tariffs for synthetic resin will decrease to approximately 6.5% from 16%, because most foreign-originated synthetic resins are currently imported in the form of raw materials that are processed in China into the final products, thus avoiding the relatively high existing tariffs on such goods, domestically-produced synthetic resin has already been competing against its imported counterpart that to a large extent already enjoys post-WTO "lower tariffs" rates. These realities and the early tariff reductions taken by the Chinese government have exposed us to international competition early and should help us meet increased competition as China's WTO entry begins to affect our markets. In addition, we believe the Chinese government will continue its efforts to curb illegal imports, improve supervision of import of materials for processing, and implement anti-dumping measures against foreign competitors. Nevertheless, lower tariffs on foreign imports are likely to reduce the prices for domestic petrochemical products and may reduce our net sales.

         In addition to tariff reductions, China will liberalize the import of crude oil and the distribution of processed oil and other petrochemical products. Import and export of crude oil has historically been limited to designated state-owned companies. China has agreed to allocate 7.2 million tons of crude oil to non-state traders in 2002 and to increase this amount by 15% each year for 10 years, at which time the growth rate will be reviewed by interested WTO member countries. Similarly, several categories of processed oil are also subject to state trading. China will allocate 4 million tons of processed oils to non-state traders and increase this amount by 15% annually for 10 years. Review of this amount by member countries will occur in 2004. In concurrent commitments, China has agreed that minority foreign-owned enterprises would receive trading rights by December 11, 2002, majority foreign-owned enterprises would receive trading rights by December 11, 2003 and wholly foreign-owned enterprises would receive trading rights by December 11, 2004. These changes could, in the long-term, open up alternative sources of cracking feedstock that are not available to us today. They will also, no doubt, create additional foreign investment in China's petrochemical industry and additional competition for us. In this respect, we will also benefit from a tariff reduction on crude oil which will be eliminated by December 11, 2006.

         Insurance

         We currently maintain insurance coverage on our properties, facilities and inventory with Sinopec Group. The amount of coverage is determined on the basis of the book value of the covered assets. This insurance coverage is compulsory and applies to all enterprises controlled by the Sinopec Group, including us, pursuant to group guidelines, which were approved by the State Council. In accordance with standard practices for the Sinopec Group-controlled entities, the amount of our insurance coverage is less than the replacement cost of the covered properties, facilities and inventory.

         Consistent with what we believe to be the customary practice among PRC enterprises, we do not currently carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than third party liability insurance with respect to certain trucks and other vehicles. We also do not carry business interruption insurance, as such coverage is not customary in China. No assurance can be given that any losses incurred or payments required of us for which we are not fully insured will not have a material adverse effect on our financial condition.

C.  Organizational Structure

         Sinopec

         We are a member of a group (defined as a parent and all its subsidiaries) for purposes of the disclosure rules of the Securities and Exchange Commission. The parent company of this group is Sinopec, our controlling shareholder. Sinopec is operated by separate management and, except for exercising its rights as a shareholder, has generally not sought to control or influence our day to day management or operations. We have extracted the following information regarding Sinopec primarily from its public filings.

             Overview

         Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations, and, based on the turnover in 2001, is the largest listed company in China and one of the largest petroleum and petrochemical companies in China and in Asia. Sinopec is a producer and distributor of gasoline, diesel, jet fuel and other major refined oil products in China and Asia. Sinopec is also the second largest producer of crude oil and natural gas in China.

             Subsidiaries

         Details of Sinopec's principal subsidiaries are given in the table below. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in China.

                                                     Sinopec's direct
                                                       attributable
              Name of company                         equity interest                Principal activities
              ---------------                         ---------------                --------------------
                                                             %
Sinopec Beijing Yanhua Petrochemical Company               70.01             Manufacturing of intermediate
   Limited                                                                      petrochemical products
Sinopec Sales Company Limited                             100.00             Marketing and distribution of
                                                                                refined petroleum products
Sinopec Shengli Oilfield Company Limited                  100.00             Exploration and production of crude oil

                                                         Sinopec's direct
                                                           attributable
                 Name of company                          equity interest                      Principal activities
                 ---------------                          ---------------                      --------------------
                                                                   %
                                                                                  and natural gas
Sinopec Fujian Petrochemical Company Limited*                  50.00            Manufacturing of plastics, intermediate
                                                                                  petrochemical products and petroleum products
Sinopec Maoming Refining and Chemical Company Limited          99.81            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
Sinopec Qilu Petrochemical Company Limited                     82.05            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
Sinopec Shanghai Petrochemical Company Limited                 55.56            Manufacturing of synthetic fibers, resin and
                                                                                  plastics, intermediate petrochemical products
                                                                                  and petroleum products
Sinopec Shijiazhuang Refining-Chemical Company Limited         79.73            Manufacturing of intermediate petrochemical products
                                                                                  and petroleum products
Sinopec Kantons Holdings Limited                               72.40            Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited                  46.25            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
Sinopec Wuhan Phoenix Company Limited*                         40.72            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
Sinopec Yangzi Petrochemical Company Limited                   84.98            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
China Petroleum International Company Limited                 100.00            Trading of crude oil and petrochemical products
Sinopec Yizheng Chemical Fiber Company Limited*                42.00            Production and sale of polyester
                                                                                  chips and polyester fibers
Sinopec Zhenhai Refining and Chemical Company Limited          71.32            Manufacturing of intermediate petrochemical
                                                                                  products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited                    75.00            Exploration and production of crude oil and natural
                                                                                  gas

D. Property, Plants and Equipment

     Material Tangible Fixed Assets

     Our corporate headquarters and production and ancillary facilities occupy an area of approximately 50 square kilometers (approximately 3.8 square kilometers of which are covered by land use rights we hold) in Fangshan District in Beijing. The total gross floor area of our production and other facilities is approximately 632,830 square meters. We own all of the buildings and facilities on our premises. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years for the land used for industrial purposes and 70 years for the land used for residential purposes. Such terms commenced in April 1997. The land grant contracts and related land use rights transferred to us do not contain any material restrictions except those relating to use for commercial or residential purposes and, accordingly, we may expand our current facilities or construct new facilities, subject to such zoning restrictions. The land use rights are freely transferable to all enterprises under the control of the Sinopec Group. Pursuant to relevant governmental approvals, the land grant contract between Yanshan Company and the relevant land administrative bureau and the land use rights transfer contracts between Yanshan Company and us, we may transfer such land use rights to parties other than enterprises under the control of the Sinopec Group only if (i) approval for such a transfer has been obtained from the State Land Bureau and (ii) we have paid to the Chinese government a land grant fee, if such a land grant fee is required, at the time of the transfer. Yanshan Company has undertaken to pay any such a land grant fee required in connection with a proposed transfer of land use rights by us.

     Principal Production Facilities

     The following table sets out our principal production facilities, including their original design Rated Capacity, actual production volume in 2002 and the sources of their technologies:

                                                     Production
                                       Rated           volume
           Facility/(1)/             Capacity          in 2002             Source of technology
                                    ('000 tons)      ('000 tons)
-------------------------------     -----------      -----------    -------------------------------------------
Chemical Works No.1
    Ethylene                            710              744        ABB Lummus Global Inc. (USA)
    LDPE No. 1                          380              214        Sumitomo Chemical Co., Ltd (Japan)
    LDPE No. 2                          200              198
    HDPE                                140              165        PRC
    Ethylene glycol                      60               81        Scientific Design Co., Inc (USA)
    Styrene                              60               89        ABB Lummus Global Inc./Monsanto (USA)
    Polystyrene                          50               51        The Dow Chemical Company (USA)
    Benzene production                  100              118        Air Products and Chemicals Inc. (USA)
    Meta-xylene/(3)/                     36               16        UOP (USA)

Polypropylene Unit
    First polypropylene/(2)/            115              103        Mitsui Petrochemical Industries Ltd (Japan)
    Second polypropylene                 40               60        PRC
    Third polypropylene                 200              239        Amoco Corporation (USA)

Chemical Products Unit
    Phenol-acetone No. 1                 80              105        Mitsui Petrochemical Industries Ltd (Japan)
    Phenol-acetone No. 2                 80               88        PRC

Synthetic Rubber Unit
    DMF extraction                       53               73        Japanese Zeon Co., Ltd (Japan)
    Acetonitrile extraction              65               54        PRC
    Cis-polybutadiene
    rubber polymerization                80               77        PRC
    Cis-polybutadiene rubber I           25               24        PRC
    Cis-polybutadiene rubber II         100               96        PRC
    SBS                                  30               58        PRC
    Solution styrene butadiene           30               44        PRC
    rubber
    MTBE                                 75               76        PRC
    Butyl Rubber                         30               22        PI Corporation (Italy)

Polyester Unit
    Isophthalic acid/(3)/                25               13        Amoco Corporation (USA)
    Polyester chips                      40              4.5        Zimmer AG (Germany)
    High viscosity polyester             15              1.6        E.N. Wen/NC (USA)

----------

/(1)/ In order to make the production process more efficient and maximize facility utilization, in July 2000 we changed the names of Chemical Works No.2, Chemical Works No.3, Synthetic Rubber Plant and Polyester Plant to the current ones, i.e., Polypropylene Unit, Chemical Products Unit, Synthetic Rubber Unit and Polyester Unit, respectively. We also moved our phenol-acetone facility from the Polypropylene Unit to Chemical Products Unit.

/(2)/ This unit was transferred by us to Yanshan Company on November 30, 2001.
      For details, please see Item 7. Major Shareholders and Related Party Transactions - Related Party Transaction.

/(3)/ The original Para-xylene facilities began producing meta-xylene after renovation in 2000 with an expected annual production capacity of 35,000 tons. The original Terephthalic acid facilities began producing isophthalic acid in

     2000 after renovation with an expected annual production capacity of 25,000 tons. The original two products are no longer in production.

     We have replaced production equipment and modified production facilities from time to time in order to maintain them in as advanced and efficient a state as possible. In addition, we have carried out technological improvements to extend the continuous operational time of production facilities beyond the original design. As a result, production in most of our production facilities, including the ethylene facility, has exceeded original design Rated Capacities. In conjunction with the expansion of the ethylene facility to increase our Rated Capacity from 300,000 tons per year to 450,000 tons per year in 1994, we constructed a second polypropylene facility and a HDPE facility to process the additional propylene and ethylene, respectively, produced by the ethylene facility. In 1998, we completed upgrading some of our existing production facilities. As a result, the Rated Capacities of HDPE, ethylene glycol and phenol-acetone production facilities increased from 140,000 tons, 60,000 tons and 80,000 tons, respectively, to 160,000 tons, 80,000 tons and 100,000 tons. The Rated Capacities of each of SBS and solution styrene butadiene rubber production facilities increased from 10,000 tons to 30,000 tons. In 1998, we also completed the construction of a third polypropylene facility with a Rated Capacity of 200,000 tons. In 1999, we completed construction of our buty1 rubber facilities with a rated capacity of 30,000 tons, becoming the first producer of buty1 rubber in China. In 2000, we accelerated the pace of our technology renovation program and completed certain technology improvement and capacity expansion projects as previously planned. This involved construction of two new cracking furnaces, each with an annual capacity of 100,000 tons, and the renovation of two existing cracking furnaces, each with a capacity of 60,000 tons. These facilities successfully began operation at the same time, laying a foundation for the completion of the Ethylene Project. In addition, in 1999 we received approvals from the Chinese government for our ethylene expansion project and completed the project as planned in 2001. The completion of this project increased our annual ethylene production capacity from 450,000 tons to 710,000 tons and increase our annual LDPE production capacity from 180,000 to 380,000 tons. We are a leading producer of polypropylene in China, both in terms of aggregate sales and production volume. In November 2001, to accelerate the pace of our technology renovation programs and to increase the overall efficiency of our production, we sold our oldest and the first polypropylene production unit to Yanshan Company on condition that Yanshan Company would not compete with us in its business. See Item 7.B. Major Shareholders and Related Party Transactions - Related Party Transactions.

     In general, we believe that our principal production facilities are more technologically advanced than similar facilities of other companies in China. We developed many of our facilities, including the SBS facility, MTBE facility and facilities relating to the production of cis-polybutadiene rubber, with proprietary technologies. We further believe that, on the whole, our current and future production facilities are adequate for conducting our current and planned future business. See Item 4. Information on Company - Principal Capital Expenditures and Divestitures.

     Environmental Protection

     We are subject both to PRC national and local environmental protection regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fees for pollution and provide for closure of any facility which fails to comply with orders requiring it to cease or rectify certain behavior causing environmental damage.

     Utilizing our own and Yanshan Company's environmental protection units, we have established a system to treat waste water and materials in order to prevent pollution of the environment. Yanshan Company's environmental protection units consist of an environmental compliance division and a number of facilities to treat wastewater, solid waste and waste gas. We use the wastewater treatment facilities that are part of our production facilities to conduct preliminary water treatment. Thereafter, the wastewater is sent to Yanshan Company's waste water treatment plant for further treatment. The treated water is stored in Yanshan Company's reservoir for further biochemical treatment. Yanshan Company charges us treatment fees based on the quantity and pollution content of the wastewater. We believe that the wastewater treatment facilities in our production plants have adequate capacity to conduct preliminary water treatment, and that Yanshan Company's water treatment plant has sufficient capacity to treat all wastewater generated by us and Yanshan Company. All solid waste materials are either buried in a sealed disposal site or burned in a furnace, both of which are operated by Yanshan Company. We believe that the disposal site and the waste burning furnace comply with both the national and local environmental laws regarding the discharge or disposal of solid waste. However, there can be no assurance that national or local authorities will not impose additional regulations which would require additional expenditures on environmental matters in the future.

     In 2000, 2001 and 2002, our environmental protection related expenses amounted to approximately RMB 53.74 million, RMB 52.34 million and RMB 44.62 million, respectively, which expenses included equipment operating expenses and treatment fees paid to Yanshan Company and the Chinese government.

     We believe that our environmental protection facilities and systems are adequate for us to comply with the existing national and local environmental protection regulations. However, there can be no assurance that China national or local authorities will not impose additional or more stringent regulations which would require additional expenditures on environmental matters or changes in our processes or systems.

     Maintenance

     The maintenance of our production facilities follows a scheduled maintenance program, which comprises routine daily, monthly and annual inspections and maintenance and, historically, a one-month major overhaul shutdown every two years. We had a major overhaul shutdown in 2000, during which certain works were done in connection with the expansion of our ethylene facility. Our last major shutdown was in 2001. This shutdown lasted for about 100 days, which was about 35 days longer than the original schedule of 65 days. The purpose of this shutdown was primarily to coordinate with the modification and expansion of the ethylene facilities. We believe that shutdowns are necessary in order to maximize facility utilization rates, to increase production and to reduce costs. However, we expect that we will be able to reduce the frequency of major overhaul shutdowns through a combination of an improved maintenance program and new production processes. Each of our operating units has a designated maintenance team responsible for day-to-day maintenance and repair, and we retain Yanshan Company to conduct all major maintenance work, including major overhauls. We did not have an overhaul shutdown in 2002. Our next scheduled major shutdown is 2003 and is expected to last 30 days.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     General

     This discussion should be read in conjunction with the information contained in Item 18. Financial Statements. It presents our results as if (i) we had been in existence throughout the relevant periods, (ii) the relevant businesses, assets and liabilities were transferred to us as of the earliest period presented and (iii) the businesses represented thereby were conducted by us throughout the relevant periods. For numerous reasons, including those relating to our combined offering of the H Shares and ADSs completed in June 1997 (the "Combined Offering"), the economic reform programs of the Chinese government, changes in Chinese government policies concerning crude oil supply and pricing, the introduction of new taxes or changes in existing taxes such as consumption tax, income tax and value added tax, and the revaluation of our assets, the Financial Statements may not be indicative of our future financial results.

     Critical Accounting Policies

     Our financial statements have been prepared in accordance with IFRS. Our significant accounting policies are set out on pages F-8 to F-13 of our financial statements. IFRS require that we adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of our results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

     Impairments

     If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement in relation to sales volume, selling price and amount of operating costs.

     Depreciation

     Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

     Revaluation

     As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our Restructuring. Subsequent to that revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

     Provision for Doubtful Debts

     We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

     Overview of Our Operations

     We are the largest producer of resins and plastics in China. The vast majority of our products fall within three principal product groups: (i) resins and plastics, (ii) synthetic rubber and (iii) basic organic chemical products. We are also one of the largest producers of ethylene in China, accounting for approximately 13.6% of China's total ethylene production in 2002. We use substantially all of the ethylene we produce in our production of a broad range of downstream petrochemical products. We are a leading producer in China of LDPE, HDPE, cis-polybutadiene rubber, butyle rubber, phenol, acetone, SBS, polypropylene, polystyrene and ethylene glycol.

     Our principal raw material is cracking feedstock, substantially all of which is purchased from our parent. We mainly use light industrial oil as our cracking feedstock. We also use naphtha, VGO, cracking wax oil, and hydrogenated raffinate oil as cracking feedstock. We developed an ability to use VGO, cracking wax oil and hydrogenated raffinate oil as cracking feedstock through our own research and development efforts. Since the establishment of Sinopec Group in 1998, prices of light industrial oil and naphtha have been determined by the State Planning Commission and Sinopec Group together. In 2002, the average State Price of light industrial oil fluctuated together with the crude oil price and decreased approximately 7.8% compared with the price in 2001. See
Item 4. Information on Company - Business Overview - Raw Materials, Water and Energy Supply - Cracking Feedstock.

     In 2002, despite the retardation in the development of the overall world economy, the demand for petrochemicals remained strong as the economy of China continued to grow at a high speed. China's accession to the WTO in December 2001 not only resulted in the reduced costs of importing petrochemicals into China, but also had a huge impact on Chinese enterprises in terms of management mechanisms. The prices of petrochemical products in China remained at a relatively low level in the first half of year 2002, resulting in a 7.0% decrease in the weighted average sales price of our eight principal products (representing 74.0% and 79.1% of the total sales revenue of 2001 and 2002, respectively), as compared to year 2001. However, upon completion of the expansion of the Ethylene Project, we were able to take advantage of greater efficiency in scale, and increased the sales volume of these eight principal products by 81.6% in 2002 compared with 2001, thus significantly increasing our total sales revenue and profits. We recorded an annual net profit of RMB 209 million for 2002 compared with a net loss of RMB 272 million for 2001. Our total sales in 2002 was RMB 9,443 million compared with RMB 5,975 million in 2001, representing an increase of 58.0% from 2001.

     In 2002, despite the difficult market conditions, we were able to achieve the following goals:

     Continue to implement the production capacity expansion program. In 2002, the Company made full use of its economies of scale after completion of the rebuilding and expansion of the Company's Ethylene Project, and established a solid foundation for the Company to establish its competitive edge in the domestic market through the high-low smooth operation, which has not only achieved the highest overall efficiency in the production for all of major products over the past years, but also reduced unit costs in production. The sales volume of the eight main products of the Company has seen a growth of 81.6% as compared with that of 2001.

1) Enhance management and lower costs to improve efficiency. In 2002, the Company made full utilization of its advantages gained in the technology renovation program in connection with the Ethylene Project, and continued to improve on the cracking feedstock, which has pushed the product yield of ethylene to the highest level in history and further reduced production costs. The Company adopted stricter administrative measures with respect to procurement of naphtha, butadiene, benzene and other materials from outside sources by integration of the supply system, tender, and via the Internet to further lower the procurement costs of the Company.

2) Improve product mix actively in order to meet market demands. In 2002, the Company seized the opportunity to commence operation of the newly built LDPE units, and made full utilization of its advantages in terms of quality and variety of resin, plastic and other products. By developing and manufacturing special resins and plastics with high profit margin, the Company improved the profit margin rate of its products. In 2002, the total output of the new products made of synthetic resin developed by the Company reached approximately 200,000 tons, while the sales of the materials used in the production of synthetic resin amounted to 538,900 tons, accounting for 56.7% of the sales of resin and plastic, with an increase of 5.2% compared with that over the same period of 2001.

3) Strengthen sales and marketing activities. In 2002, facing the challenges brought about by China's accession to the WTO, our management further improved the sales mechanism of the Company and greatly strengthened sales activities by formulating flexible marketing strategies. Products were manufactured upon purchase orders placed by customers and taking into account their sales prospects. The sales to production ratio of the principal products of the Company was maintained at a very high rate, thus successfully accomplished the sales target.

     Looking forward to 2003, the Board believes that internationalization will be a more common phenomenon in the domestic market of China as a result of China's accession to the WTO. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but also exert significant pressure on the production and operation of the petrochemical industry in China. Nevertheless, the Board is confident that the momentum of continuous growth of China's economy will further stimulate the increase in demand for petrochemical products. The Company will, on the basis of perfecting the reorganization of its internal business flow, make use of the advantages gained in the completion of the technology renovation program in connection with the Ethylene Project and further improve the operating results of the Company through continuous implementation of its development strategies.
See Item 4. Information on Company - Business Overview - Business Strategy.

A.  Operating Results

     Overview

     The following table sets forth our sales, net of value added tax, by principal product groups for the periods indicated.

                                                             Year Ended December 31,
                                                  2000                     2001                  2002
                                          ---------------------    --------------------   ---------------------
                                                        % of                    % of                    % of
                                          Net Sales   Net Sales    Net Sales  Net Sales   Net Sales   Net Sales
                                          ---------   ---------    ---------  ---------   ---------   ---------
                                            (RMB        (%)          (RMB       (%)         (RMB        (%)
                                          millions)                millions)              millions)
    Resins and plastics                    4,547.9       57.9       3,203.2      53.6      5,514.2       58.4
    Synthetic rubber                         851.1       10.9         925.5      15.5      1,418.9       15.0
    Basic organic chemical products        1,971.8       25.1       1,373.2      23.0      2,140.2       22.7
    Other                                    482.1        6.1         473.4       7.9        369.8        3.9
                                           -------      -----       -------     -----      -------      -----
    Total                                  7,852.9      100.0       5,975.3     100.0      9,443.1      100.0
                                           =======      =====       =======     =====      =======      =====

     The following table sets forth as percentages of total sales the principal operating expenses associated with our business.

                                                        Year Ended December 31,
                                                        -----------------------
                                                        2000      2001     2002
                                                        ----      ----     ----
                                                         (%)       (%)      (%)
   Sales                                               100.0     100.0    100.0
   Raw materials                                        61.9      67.4     62.4
   Utility expenses                                     10.1      13.1     12.9
   Depreciation                                          6.5       8.8      8.5
   Wages and bonus                                       4.0       3.5      2.5
   Other overheads                                       3.7       2.7      2.9
   Selling, general and administrative expenses          5.6       8.7      5.0
   Other expenses, net                                   0.3       1.7      0.1
   Operating income/ (loss)                              7.9      (5.9)     5.7
                                                       =====     =====    =====

     For the year ended 31 December 2002, our total sales increased from RMB 5,975.3 million in 2001 to RMB 9,443.1 million, representing an increase of 58.0%, and an increase of 20.2% from RMB 7,852.9 million in 2000. In 2002, the sales volume of our eight principal products increased by 81.6%, as compared with 2001. Our total sales and profit also increased accordingly. These increases were achieved through the completion of our Ethylene Project that made it possible for us to achieve a greater efficiency of scale. For 2002, we recorded a profit before taxation of RMB 330.7 million, an increase of RMB 740.9 million compared with our loss before taxation of RMB 410.2 in 2001, but a 37% decrease compared with our profit before taxation of RMB 525.2 million in 2000. In 2002, we recorded a net profit of RMB 209.1 million, an increase of RMB 481.6 million from our net loss of RMB 272.5 million in 2001, but a decrease of 41.7% from our net profit of RMB 358.7 million in 2000.

     Raw material expenses were the largest component of the operating expenses. In 2000, 2001 and 2002, approximately 53.5%, 52.3% and 52.2%, respectively, of cost of goods sold were expenses relating to purchases of cracking feedstock. In 2002, the total expense for purchasing cracking feedstock was RMB 4,366 million, as compared with RMB 2,960 million in 2001. This increase was largely due to the commencement of operation of our newly expanded ethylene facilities following the completion of the Ethylene Project in November 2001, and the corresponding large increase in the demand for cracking feedstock. The average price of the cracking feedstock in 2002 decreased by 8.0% compared with 2001. In addition, the lower-priced cracking feedstock expense as a percentage of the total cracking feedstock expense decreased to 43.8% compared with 45.0% for year 2001.

     Similar to other producers in the petrochemical industry and other bulk manufacturing industries, we are highly leveraged operationally. Because a significant portion of our expenses is either fixed (as in the case of depreciation expense for a given piece of equipment) or consists of stable unit costs (as in the case of cracking feedstock), fluctuations in sales, particularly those caused principally by changes in product prices, have tended to cause disproportionately larger fluctuations in profitability. In 2002, the operating margin of the Company increased to 5.7% from -5.9% in 2001 as a result of commencement of production of the newly expanded ethylene facilities in Ethylene Expansion Project and the large increase in the sales volume and revenue for our eight principal products.

         Year ended December 31, 2002 compared with year ended December 31, 2001

     Sales increased to RMB 9,443.1 million in 2002 from RMB 5,975.3 million in 2001, representing an increase of RMB 3,467.8 million or 58.0%, and this was mainly due to the large increase in the production and sales volume of principal products of the Company upon expansion of its production. Due to the market condition, the price of petrochemical products in China was maintained at a low level in the first half of 2002, and the weighted average sales price of the Company's eight principal products, which accounted for 74.0% and 79.1%, respectively, of total sales revenue of 2001 and 2002, decreased by 7.0% in 2002 .. However, the sales volume of these eight principal products increased by 81.6% in 2002 as compared with that of 2001, and thus increased the sales revenue by large margins.

     Sales of resins and plastics, which accounted for 58.4% of the Company's total sales, increased by approximately 72.1% from RMB 3,203.2 million in 2001 to RMB 5,514.1 million in 2002. This increase was principally attributable to the commencement of operation of our expanded ethylene facilities that enabled us to increase the output of resin and plastic products from 553,000 tons per year to 1,055,000 tons per year. Although the weighted average price of resin and plastic products decreased by 10.1% in 2002, as compared with that of 2001, the large increase in the sales volumes has nevertheless resulted in a large increase in the sales revenue.

     Sales of synthetic rubber, which accounted for 15.0% of total sales, increased by approximately 53.3% from RMB 925.5 million in 2001 to RMB 1,418.9 million in 2002. The increase was primarily due to an increase in both the sales volume and the sales price of synthetic rubber products in 2002.

     Sales of basic organic chemical products, which accounted for 22.7% of total sales, increased by approximately 55.9% from RMB 1,373.2 million in 2001 to RMB 2,140.2 million in 2002, primarily as a result of an increase in the output after renovation of the phenol and acetone units of the Company as well as an increase in the sales price resulting from the restoration of market share.

     Sales of other products, which accounted for 3.9% of total sales, decreased by approximately 21.9% to RMB 369.8 million in 2002 from RMB 473.4 million in 2001.

     Cost of sales increased to RMB 8,368.0 million in 2002 from RMB 5,660.2 million in 2001. The increase was mainly due to an increase in the output, which has resulted in an increase in the consumption of raw materials and an increase in depreciation of the units newly put into use. The

Company's gross margin increased from RMB 315.1 million in 2001 to 1,075.0 million in 2002, as gross profit rate mounted up from 5.3% in 2001 to 11.4% in 2002.

     Selling, general and administrative expenses decreased by RMB 34.8 million, or 6.2%, to RMB 530.6 million in 2002 from RMB 565.4 million in 2001. This decrease was primarily due to the substantial improvement in marketing efficiency and effectiveness, attained by the reorganization of the marketing system of the Company.

     The Company's profit from operations in 2002 was RMB 541.6 million, compared with a loss of RMB 350.6 million in 2001. The Company's operating margin increased to 5.7% in 2002, as compared with -5.9% in 2001. The increase of operating margin has reflected the initial realization of benefits from the economies of scale upon completion of the expansion of the Company.

     Net financing costs have seen a comparatively large increase to RMB 210.8 million in 2002 from RMB 59.6 million in 2001, primarily due to the capitalization of RMB 153.7 million loan interest during the period of constructions made under the Ethylene Project in 2001.

     In 2002, the Company recorded a profit before taxation of RMB 330.7 million, as compared with a loss before taxation of RMB 410.2 million in 2001. The Company's net profit for 2002 was RMB 209.1 million, yielding a profit margin of 2.2%, as compared with the Company's net loss of RMB 272.5 million and net profit margin of -4.6% in 2001.

           Year ended 31 December 2001 compared with year ended 31 December 2000

     Total sales decreased by RMB 1,877.6 million, or 23.9%, to RMB 5,975.3 million in 2001 from RMB 7,852.9 million in 2000. Due to the impact of the large amount of the imported products and the decrease of the price of crude oil in the international market, the weighted average price of the Company's eight principal products, which accounted for 74.0% and 74.2%, respectively, of total sales in 2001 and 2000, decreased by 7.8% in 2001. The decrease in the total sales can be attributed primarily to a 17.6% decrease in the sales volume of these eight principal products as compared with 2000 and the special shutdown of the Company's production facilities for approximately 100 days in 2001.

     Sales of resins and plastics in 2001, which accounted for 53.6% of the Company's sales, decreased by approximately 29.6% from RMB 4,547.9 million in 2000 to RMB 3,203.2 million in 2001. This decrease was principally attributable to a decrease in the weighted average prices and the sales volume of resins and plastics products. In 2001, the average prices for LDPE, HDPE, polypropylene, polystyrene and polyester chips decreased by 9.2%, 7.8%, 2.2%, 25.8% and 1.3%, respectively. The sales volume of resins and plastics decreased by 169,882 tons as compared with 2000.

     Sales of synthetic rubber, which accounted for 15.5% of total sales, increased by approximately 8.7% from RMB 851.1 million in 2000 to RMB 925.5 million in 2001. The increase was primarily due to an increase in sales volume of 13,659 tons, or 50.3%, of SBS, as compared with 2001.

     Sales of basic organic chemical products, which accounted for 23.0% of total sales, decreased by 30.4% from RMB 1,971.8 million in 2000 to RMB 1,373.2 million in 2001 as a result of decreases in product prices and sales volume.

     Sales of other products, which accounted for 7.9% of total sales, decreased by 1.8% to RMB 473.4 million in 2001 from RMB 482.1 million in 2000.

     Cost of goods sold decreased to RMB 5,660.2 million in 2001 from RMB 6,664.1 million in 2000. The decrease was mainly due to the decreased sales volume in 2001. The Company's gross margin decreased from RMB 1,188.8 million in 2000 to 315.1 million in 2001, as gross profit margin fell from 15.1% in 2000 to 5.3% in 2001.

     Selling, general and administrative expenses increased by RMB 22.7 million, or 4.2%, to RMB 565.4 million in 2001 from RMB 542.7 million in 2000. This increase was primarily due to an increase of approximately RMB 47 million of provision for bad debt as compared with 2000.

     The Company's loss from operations in 2001 was RMB 350.6 million, compared with a profit of RMB 623.1 million in 2000. The Company's operating margin decreased to -5.9% in 2001 from that of 7.9% in 2000, mainly due to higher unit sales cost and lower sales volumes for principal products.

     Net financing costs decreased to RMB 59.6 million in 2001 from RMB 97.9 million in 2000, primarily due to an increase in the capital to finance the Ethylene Project which led to the enhanced capitalization of the current loan interest used for the Ethylene Project.

     In 2001,the Company recorded a loss before taxation of RMB 410.2 million, as compared with a profit before taxation of RMB 525.2 million in 2000. The Company recognized approximately RMB 137.8 million in deferred tax benefit in 2001. Our net loss for 2001 was RMB 272.5 million, yielding a net profit margin of -4.6%, whilst the net income was RMB 358.7 million and a net profit margin of 4.6%, in 2000.

     US GAAP Reconciliation

     Our accounting policies conform with IFRS, which differ in certain significant respects from US GAAP. See Item 18. Financial Statements - Note 29. As a result of these differences and the tax effect therefrom:

     . our US GAAP net income (loss) was higher by RMB 46.8 million in 2000, higher by RMB (167.8) million in 2001 and higher by RMB 20.8 million in 2002 than the corresponding IFRS net income (loss).

     . shareholders' equity under US GAAP was lower by RMB 332.3 million at December 31, 2000, lower by RMB 326.9 million at December 31, 2001 and lower by RMB 305.0 million at December 31, 2002 than shareholders' equity under IFRS.

     Under IFRS, revaluation of property, plant and equipment is permitted and depreciation is based on the revalued amount. For the year ended 31 December 2002, additional depreciation arising from the revaluation related to property, plant and equipment was approximately RMB 50 million for 2002, RMB 50 million for 2001 and RMB 56 million for 2000. Under US GAAP, property, plant and equipment is required to be stated at cost. Hence, no additional depreciation from the revaluation is recognized under US GAAP.

     In 2001, we sold a polypropylene production facility of original cost of RMB 811,417,000 and zero net book value to Yanshan Company, a related company, at a consideration of RMB 167,850,000, with a net gain of RMB 156,546,000. Under US GAAP the gain from transfer of assets between entities under common control should be recorded as a capital transaction. See Item 7.B. Related Party Transactions.

     In 2001, our parent has borne staff redundancy cost of approximately RMB 100,782,000. Under US GAAP, the amount is treated as expense of the Company with a corresponding increase in shareholders' equity.

     In addition, certain financial data for the years ended and as of December 31, 2000 and 2001 have been restated to reflect the change in the Company's method of accounting for land use right in 2002 under IFRS and US GAAP and the differences between IFRS and US GAAP that were not identified and reconciled or were mathematically reconciled in error in prior years.

     Currency Exchange

     We have not historically received or utilized material amounts of foreign currency in our business operations, as substantially all of our sales are made in Renminbi and substantially all of our non-capital expenses are in the same currency. However, a significant portion of our capital expenditures, typically in connection with technology, machinery and equipment, are denominated in foreign currencies. In the past, we have satisfied our need for foreign exchange generally through foreign currency loans provided by PRC financial institutions (prior to the Restructuring, these loans were made through our then parent, Yanshan Company), and believe we will be able to continue to do so as necessary to meet our planned capital expenditure program.

     Taxation

     We have been subject to China's uniform income tax rate of 33% for all domestic enterprises throughout the periods covered by the Financial Statements.

     Inflation

     We believe that inflation within China has had only a limited effect on our operational results. Prices for our products have risen and fallen from time to time in a manner consistent with global petrochemical prices, regardless of the rates of inflation prevailing in China. However, we do believe that inflation has had an effect on certain of our expenses, such as those for utilities. In addition, inflation may have macroeconomic effects in China, which affect not only the pricing of our products and materials, but also overall levels of demand. For example, while we could benefit from a reduced rate of inflation, corrective government measures aimed at controlling inflation could also have the effect of inhibiting economic activity in China, which could, in turn, lead to adverse effects on our operational results.

B. Liquidity and Capital Resources.

     The liquidity of the Company is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they become due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. See Item 3. Key Information -- Risk Factors - "Market cyclically and our high operational leverage may have a significant effect on our profitability" and "Our business may be adversely affected if we are unable to refinance our current short-term indebtedness with an equally favorable financing arrangement".

     Our net cash flows derived from operating activities are generally much higher than net profit, mainly due to substantial depreciation. In 2002, the Company's net cash flows from operating activities was RMB 1,037.1 million, representing an increase of RMB 655.8 million from RMB 381.3 million in 2001, primarily due to the (i) profit before taxation of RMB 330.7 million, (ii) total depreciation expenses of RMB 806.1 million, which is partly offset by (iii ) an increase of inventories in the amount of RMB 247.3 million, and (iv) an increase in trade and bills receivable of RMB 104.0 million.

     In 2001, our net cash flow from operating activities was RMB 381.3 million, primarily consisting of (i) loss before taxation of RMB 410.2 million, (ii) total depreciation expenses of RMB 525.4 million and (iii) a net decrease of RMB
269.2 million in operating assets and a RMB 428.9 million net increase in operating liabilities. Cash flow from operating activities was also reduced due to the payment of interest in the amount of RMB 207.1 million and income tax paid of RMB 128.3 million.

     In 2000, our net cash flow from operating activities was RMB 1,200.2 million, primarily consisting of (i) income before taxation of RMB 525.2 million, (ii) total depreciation expenses of RMB 541.4 million and (iii) a net decrease of RMB 233.9 million in operating assets and a net increase in operating liabilities of RMB 115.8 million. Cash flow from operating activities was also reduced due to the payment of interests in the amount of RMB 146.1 million and taxes paid of RMB 185.4 million.

     Net cash used in investing activities were RMB 1,394.8 million, RMB 2,046.0 million and RMB 716.4 million in 2000, 2001 and 2002, respectively. The Ethylene Project, including support facilities, became operational at the end of 2001.

     Our short-term and long-term loans are primarily obtained from PRC financial institutions. In 2002, we repaid RMB 4,100.0 million of short-term loans and RMB 1,701 million in long-term loans, and borrowed RMB 4,025.0 million in short-term loans and RMB 1,442.0 million in long-term loans. As of December 31, 2002, our total bank loans decreased by 8.3% to RMB 3,703.9 million (including RMB 1,575 million of short term loans, and RMB 201.4 million of long-term loans due within one year), from RMB 4,038.2 million (including RMB 1,650.0 million of short-term loans and RMB 1,518.4 million of long-term loans due within one year) as of 31 December 2001.

     Contractual Obligations and Commercial Commitments

     The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2002.

                                                               As of December 31, 2002
                                                                Payment due by period
                                                  ----------------------------------------------------
                                         Total          2003          2004        2005        2006
                                         -----         ------         ----        ----        ----
                                                              (RMB in thousands)
Contractual obligations (1)

Short-term debts                         1,955,000     1,955,000            -           -           -
Long-term debts                          2,128,945       201,402       18,393   1,209,203     699,947
                                         ---------       -------       ------   ---------     -------

Total contractual obligations            4,083,945     2,156,402       18,393   1,209,203     699,947
                                         =========     =========       ======   =========     =======

Other commercial commitments

Operating lease commitment                  25,956        12,978       12,978           -           -
Capital commitment                          67,385        67,385            -           -           -

Total commercial obligations                93,341        80,363       12,978           -           -
                                            ======        ======       ======           =           =


(1) Contractual obligations represent on-balance sheet contractual liability as of the balance sheet date.

     We expect to incur capital expenditures of RMB 300 million, RMB 300 million and RMB 400 million in 2003, 2004 and 2005, respectively. Such capital expenditures will be used mainly for the technical improvement projects. We believe the cash flows from our operating activities and new bank loans will be sufficient to cover our expected capital expenditures for the above period.

C. Research and Development, Patents and Licenses, etc.

     In 2002, we employed approximately 2,291 persons in research and development functions, of which 1,535 persons were engineering and technical personnel. We have a research and development department and a Resin Application Research Unit that focus on the development of product processing and new product applications. Each of our production units has a research team and pilot facilities, forming an integrated scientific research test system. In addition, our parent's research and development unit provides us with research services in connection with new technologies, production processes and equipment for our business.

     Our expenditures for research and development were approximately RMB 70.5 million, RMB 53.8 million and RMB 59.0 million, in 2000, 2001 and 2002, respectively, accounting for approximately 0.9%, 0.9% and 0.6%, respectively, of our sales. We intend to increase our annual research and development budget as market needs require.

     We continue to participate in a research and development program originally sponsored by China Petroleum and, subsequent to the Industry Restructuring, sponsored by the Sinopec Group, pursuant to which we typically pay an annual research and development fee in exchange for the right to utilize all new production processes, technologies, new products and new product applications developed by the Sinopec Group's research institute for a nominal charge.

     We use the trademark "yansan" which is owned by Yanshan Company. Yanshan Company has agreed to our use of this trademark. The detailed terms and conditions of the relevant licensing agreement are currently under discussion between Yanshan Company and us.

D. Trend Information

     China's market will become more internationalized as a result of China's accession to the WTO. The establishment and commencement of production of a number of new joint venture petrochemical enterprises will further intensify market competition. The significant flotation in the prices of crude oil and petrochemical products in the international markets will also increase the difficulty in predicting the domestic market in the future. Nevertheless, the Company is confident that the momentum of gradual recovery of the world economy and continuous growth of China's economy will continue to stimulate the increase in demand for petrochemical products. The Company will, on the basis of improving the reorganization of its internal business flow, make use of the advantages gained in the completion of the Ethylene Project to further improve the operating results of the Company through continuous implementation of its development strategies.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table sets forth certain information concerning the directors, senior management and members of our board of supervisors (the "Board of Supervisors").

Name                               Age     Position
-------------------------------------------------------------------------------

Management Directors

DU Guosheng                         46     Chairman
YANG Qingyu                         56     Director and Vice Chairman
XU Hongxing                         44     Director and General Manager
ZHAO Qichao                         42     Director and Deputy General Manager

Non-management Directors

WANG Yuying                         56     Director
WANG Yongjian                       43     Director
SUN Bingyi                          57     Director
WANG Ruihua                         55     Director
WANG Caijun                         57     Director
CUI Guoqi                           49     Director
LU Changqin                         56     Director
QIAO Xianyi                         49     Director
MO Zhenglin                         39     Director
XIANG Hanyin                        48     Director

Independent Directors

RUI Xingwen                         76     Independent Director
ZHANG Yanning                       76     Independent Director
YANG Xuefeng                        64     Independent Director

Supervisors

SHANG Bo                            55     Chairman of  the Board of Supervisors
TAO Guiying                         55     Supervisor
WANG Yihe                           54     Supervisor
WANG Shulan                         48     Supervisor
WANG Weijun                         57     Supervisor
YANG Wancheng                       57     Supervisor
ZHANG Jinlong                       58     Supervisor

Other Senior Management

GUO Hong                            39    Chief Financial Officer of the Company
ZHOU Quansheng                      34    Secretary of the Board

     Executive Directors

     DU Guosheng, aged 46, is the Chairman of the Board of Directors of the Company. He joined Yanshan Company in 1982 and became the Chairman and General Manager in 1999. Mr. Du graduated from Fushun Petroleum Institute and received a master's degree in management and engineering from Shanghai Tongji University.

     YANG Qingyu, aged 56, is the Vice Chairman of the Board of Directors of the Company, joined Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1993. Mr. Yang graduated from Tianjin University

     XU Hongxing, aged 44, is the General Manager of the Company. He joined Yanshan Company in 1982 and has served various capacities, including the deputy director of the Synthetic Rubber Unit and the Deputy General Manager of Yanshan Company. Mr. Xu graduated from Tianjin University and has an MBA degree from People's University of China.

     ZHAO Qichao, aged 42, is the Deputy General Manager of the Company. He joined Yanshan Company in 1983 and became the director of Polypropylene Unit of the Company in 1997. Mr. Zhao graduated from No. 2 Branch School of Beijing Institute of Chemical Engineering.

     Non-management Directors

     WANG Yuying, aged 56, joined Yanshan Company in 1970 and has served in various capacities, including Secretary of the Communist Party Committee and Vice Chairman of Yanshan Company. Ms. Wang graduated from Chinese People's University with a master's degree in administration of industrial enterprises.

     WANG Yongjian, aged 43, joined Yanshan Company in 1982 and has served various capacities, including the director of Chemical Product Unit and the Deputy General Manager of Yanshan Company. Mr. Wang graduated from East China Petroleum Institute and has an MBA degree from Dalian University of Science and Technology.

     WANG Ruihua, aged 55, joined Yanshan Company in 1969 and became Chairman of the Trade Union and the Deputy General Manager of Yanshan Company respectively in 1996 and 1999. Mr. Wang graduated from Beijing Junior College of Chemical Engineering and Beijing Economics Institute.

     WANG Caijun, aged 57, joined Yanshan Company in 1970 and has served various capacities, including the chief accountant of the Synthetic Rubber Unit and the Chief Accountant of Yanshan Company. Mr. Wang graduated from East China Institute of Chemical Engineering

     CUI Guoqi, aged 49, joined Yanshan Company in 1969 and has served in various capacities, including the chairman of the Trade Union of Yanshan Company. Mr. Cui graduated from People's University of China with an MBA degree.

     LU Changqin, aged 56, joined Yanshan Company in 1974 and has served as the Director of Chemical Works No. 1. He graduated from the Beijing Broadcasting Institute.

     QIAO Xianyi, aged 49, joined Yanshan Company in 1970 and has served various capacities including the Deputy Director of the Oil Refining Plant and Deputy General Manager of Yanshan Company. Mr. Qiao graduated from the Beijing University of Chemical Science.

     MO Zhenglin, aged 39, joined Yanshan Company in 1986, and has served various capacities including the Deputy Director of the Financial Department of Yanshan Company, Deputy Director of the Financial Department of the Company, and the Chief Accountant of the Sinopec Yanshan Branch. Mr. Mo graduated from the Zhongnan University of Finance and Economics.

     SUN Bingyi, aged 57, jointed Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1989. Mr. Sun graduated from Dalian Heavy Industry Institute.

     XIANG Hanyin, aged 48, joined the Yizheng Chemical Fiber Company in 1982, and has served various capacities. In 2000, Mr. Xiang joined the Chemicals Department of New Sinopec as the Deputy Director. Mr. Xiang graduated from Nanjing Chemical Institute.

     Independent Directors

     RUI Xingwen, aged 76, was an economics professor at Shanghai Tongji University and Shandong University and has served in several governmental offices, including Vice Minister respectively of the Ministry of Astronautics Industry and State Planning Commission and Advisor to State Development and Planning Commission. Mr. Rui graduated from People's University of China.

     ZHANG Yanning, aged 76, has served in various governmental offices, holding positions as Vice Minister of the State Economic Commission, Deputy Director of the Production Committee of the State Council, Deputy Chief of the Economic and Trade Office of the State Council, member of the Finance and Economic Affairs Committee of the National People's Congress, and Chairman of the All China Association of Enterprises. Mr. Zhang graduated from Dalian Engineering Institute.

     YANG Xuefeng, aged 64, joined Sinopec in 1984 and has served various capacities including the Deputy Director of the Department of Production Management and Deputy Director of the Planning Department. Mr. Yang graduated from Beijing Institute of Chemical Engineering.

     Supervisors

     SHANG Bo, aged 55, is the Chairman of the Company's Board of Supervisors. He joined Yanshan Company in 1969 and served in various capacities, including a Deputy Secretary of the Communist Party Committee of Yanshan Company. Mr. Shang graduated from Lanzhou Petroleum Institute and Beijing Municipal Management Executive Training School.

     TAO Guiying, aged 55, joined Yanshan Company in 1970 and has served in various capacities, including positions as Vice Chairman of Yanshan Company Trade Union. Ms. Tao graduated from the East China Institute of Chemical Engineering.

     WANG Yihe, aged 54, joined Yanshan Company in 1968 and has served in various capacities, including Deputy Secretary of the Disciplinary Committee of Yanshan Company. Mr. Wang graduated from People's University of China.

     WANG Shulan, aged 48, joined Yanshan Company in 1971 and has served in various capacities, including Deputy Chief of the accounting department of the Company. Ms. Wang graduated from People's University of China.

     WANG Weijun, aged 57, joined Yanshan Company in 1969 and has served in various capacities, including Chairman of the Management Committee of the Chemical Works No. 1 Plant. Mr. Wang graduated from Beijing Institute of Chemical Engineering.

     YANG Wancheng, aged 57, joined Yanshan Company in 1970 and has served in various capacities, including Chairman of the Management Committee of the Synthetic Rubber Unit. He graduated from Tianjin University.

     ZHANG Jinlong, aged 58, joined Yanshan Company in 1969 and has served in various capacities, including Chairman of the Trade Union of Polypropylene Business Unit. Mr. Zhang graduated from China Correspondence University for Calligraphy and Painting.

     Other Senior Management

     GUO Hong, aged 39, is the Chief Financial Officer of the Company. Mr. Guo joined Yanshan Company in 1982 and has served various capacities including the Deputy Director of the Financial Department of the Company. Mr. Guo graduated from the Wuhan University of Industry with a Master's degree.

     ZHOU Quansheng, aged 34, is the Secretary of the Board of the Company. Mr. Zhou joined Yanshan Company in 1990, and has served various capacities including the Head of the Office of the Board Secretary of the Company. Mr. Zhou graduated from Zhejiang University, and obtained an MBA degree from the Dalian Institute of Technology.

B.  Compensation

     The aggregate amount of cash remuneration paid to our directors, the members of the senior management and the Board of Supervisors during the year ended December 31, 2002 was RMB 635,570. During 2002, we set aside RMB 39,567 in non-cash remuneration (consisting solely of our contribution to retirement benefits) with respect to such individuals. In addition, directors who also act as our officers or employees receive certain other benefits in kind, such as subsidized or free health care services, housing management and transportation, customarily provided by enterprises in China to their employees. See "Employees."

               Name                             Position                        Annual salary and allowances

--------------------------------------------------------------------------------------------------------------
                                                                                  (RMB)            (US$)
                                                                                  -----            -----
Management Directors

DU Guosheng                         Chairman                                      145,373          17,563
YANG Qingyu                         Director and Vice Chairman                    142,088          17,166
XU Hongxing                         Director and General Manager                  140,568          16,982
ZHAO Qichao                         Director and Deputy  General Manager          119,614          14,451

Non-management Directors

WANG Yuying *                       Director                                        --               --
WANG Yongjian *                     Director                                        --               --
SUN Bingyi *                        Director                                        --               --
WANG Ruihua *                       Director                                        --               --
WANG Caijun *                       Director                                        --               --
CUI Guoqi *                         Director                                        --               --
LU Changqin *                       Director                                        --               --
MO Zhenglin*                        Director                                        --               --
QIAO  Xianyi *                      Director                                        --               --
XIANG Hanyin*                       Director                                        --               --

Independent Directors

RUI Xingwen *                       Independent Director                            --               --
ZHANG Yanning *                     Independent Director                            --               --
YANG Xuefeng *                      Independent Director                            --               --

Supervisors

SHANG Bo *                          Chairman of the Board of Supervisors            --               --
TAO Guiying *                       Supervisor                                      --               --
WANG Yihe *                         Supervisor                                      --               --
WANG Shulan *                       Supervisor                                      --               --
WANG Weijun*                        Supervisor                                      --               --
YANG Wancheng*                      Supervisor                                    127,494          15,403

ZHANG Jinlong*                      Supervisor                                 --                  --

Other Senior Management

GUO Hong                            Chief Financial Officer                   98,107              11,853
ZHOU Quansheng/(1)/                 Secretary of the Board                     -                   -

* Such persons did not receive any remuneration from us in 2002. Some were compensated by the Yanshan Company.

(1) He was appointed a senior manager in 2003, so did not receive remuneration as senior manager in 2002.

C. Board Practices

     All of our current directors and members of the Board of Supervisors were elected in June 2000 and will serve terms of three years or until the election of their respective successors.

     Each of the Management directors has entered into a service contract with us for a term of three years, subject to renewal by agreement for one or more consecutive terms of three years. Under such contracts each Management director will receive a salary and a discretionary year-end bonus, at such levels as are proposed by our Board of Directors and approved by shareholders in a general meeting. None of the directors are entitled to receive any benefits upon termination with us.

     Board of Supervisors

     The Board of Supervisors exists to supervise our directors and our senior officers to prevent them from abusing their positions and powers or infringing our rights and interests or those of our shareholders or employees. The Board of Supervisors has no power over the decisions or actions of our directors or officers except to compel them to correct any act harmful to our interests. The board of supervisors is currently composed of seven members appointed for a three year term. It has the right to attend meetings of our board of directors, inspect our financial affairs and perform other supervisory functions.

     Audit Committee

     During the reporting period, the Board of Directors has changed one of the members of our audit committee. The audit committee is currently composed of Mr. Rui Xingwen, Mr. Zhang Yanning and Mr. Yang Xuefeng, the independent directors. Each member of the audit committee was appointed to serve a term of three years. The audit committee is principally responsible for the review and supervision of our financial reporting process and internal controls as set out in the Code of Best Practice in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

     Remuneration Committee

     We do not have a remuneration or compensation committee.

D.  Employees

     The following table shows the approximate number of employees we had at the end of each of the last three years, organized by the principal business function they performed:

                                                                         December 31,
                                                 ---------------------------------------------------------
                                                       2000                       2001            2002
                                                 ---------------------------------------------------------
Management and Administrative                          1,348                      1,159           1,032
Engineers and Technicians                              2,595                      2,147           2,291
Factory Personnel                                      7,955                      5,675           5,373
Accounting, Marketing and Other                        1,686                      1,783           1,673
                                                      ------                     ------          ------
Total                                                 13,584                     10,764          10,369
                                                      ======                     ======          ======

     Approximately 35% of our work force graduated from universities or technical colleges. All members of our work force are employed under employment contracts which specify the employee's position, responsibilities, remuneration and grounds for termination.

     We have a trade union that protects employees' rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. Each of our operating units has a separate branch of the trade union. We have not been subjected to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good.

     The remuneration package we offer our employees includes wages and bonuses. Employees and their families also receive certain social welfare benefits and education and health services through Yanshan Company. These benefits are subsidized in some cases by Yanshan Company, as required by PRC laws, rules and regulations. We reimburse Yanshan Company for such subsidies.

     According to the housing reform policies of the PRC government, we may be required to pay a one-time subsidy to employees who joined us before December 31, 1998 and have not been able to buy housing at preferential prices under the previous scheme or have bought housing at preferential prices but with living areas less than the standard set by the municipal government. However, as of December 31, 2001, we had not completed a housing subsidy plan for submission to the municipal government for approval. Therefore, the amount of the one-time housing subsidy cannot be determined and no provision has been made in the financial statements. As detailed in our prospectus for the Combined Offering, Yanshan Company has undertaken to bear the cost of housing subsidies for our employees through the end of 1998. Therefore, we believe the implementation of the new government housing reform policy will not have a material effect on our financial condition.

     We, together with our employees, participate in a pension plan managed by the Beijing municipal government, pursuant to which our employees and we each pay an annual contribution to the plan. The annual contribution we paid equals 19.0% of aggregate annual employee compensation. Each employee currently pays 6.0% of his or her salary as an additional contribution. Upon retirement, our employees are entitled to the payment of pensions from the plan. In addition, beginning from April 2003, we started to have a supplementary pension program for our employees, pursuant to which we contribute a set amount annually to a supplemental pension fund for the benefit of each employee (calculated based on a certain percentage of the respective employee's salary).

     The Company started to implement the new regulations issued by the Beijing Municipal government for its employee's basic medical insurance in September 2002. Prior to the implementation of such regulations, the Company has been carrying out relevant State regulations by drawing 14% of the employees' total current wages as welfare fees to be used as the medical expenditure for its employees, whilst relevant welfare fees were set out in the labor costs of the Company. After the implementation of the new regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount shall be included in the 14% employee welfare fees to be drawn by the Company.

     All employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace.

     In 2001, we terminated the employment of approximately 2,320 employees under a voluntary termination plan. We paid approximately RMB 246.9 million in connection with the termination of these employees. We do not have plans to reduce our overall workforce further during 2002.

E. Share Ownership

     None of the directors, supervisors or senior management had, as at December 31, 2002, any interests in any our shares or debentures.

     We have no employee share purchase plan, share option plan or other arrangement to involve our employees our share capital.

     There was no contract of significance to which we were a party existing during or at the end of the year under review in which a director, supervisor or senior management had a material interest.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

     At May 31, 2003, our parent owned 70.0% of our issued share capital and was able to exercise all the rights of a controlling shareholder, including the election of directors and voting on amendments to our articles of association. Our parent is an enterprise whose controlling shareholder is the Sinopec Group and is authorized by the Sinopec Group to hold a controlling interest in us. See "Related Party Transactions."

     The following table sets forth certain information regarding ownership of our capital stock as of May 31, 2003 by (i) all persons who are known to us to own beneficially more than five percent of our capital stock and (ii) the senior management, and our directors as a group:

                              Identity of                                               Percent of
Title of Class              Person or Group                     Amount Owned           Capital Stock
----------------------      ------------------------       ---------------------   --------------------
Domestic Shares             Our Directors and                              0                     0%
                            Officers

                            Our parent                         2,362,000,000                  70.0%

H Shares                    HKSCC Nominees Limited               978,320,999                  29.0%

     As of May 31, 2003, a total of 1,012,000,000 H Shares were outstanding, 10,000 of which were held by a U.S. registered shareholder, and a total of 698,130 ADSs, representing the equivalent of 34,906,500 H Shares or 3.4% of the total number of H Shares outstanding, were outstanding. Of the outstanding ADSs, 697,295 ADSs, representing the equivalent of 34,864,750 H Shares or 3.4% of the outstanding H Shares were held by 47 U.S. holders of record. A total of 2,362,000,000 Domestic Shares were also outstanding. As Domestic Shares can only be held by PRC investors, there were no non-PRC holders of record.

     On February 25, 2000, as part of the restructuring of the Sinopec Group, Yanshan Company transferred all of its 70.0% interest in our capital stock to Sinopec.

B. Related Party Transactions

     The Restructuring was carried out in preparation for the Combined Offering and to enable us to focus on petrochemical production as our primary business. Prior to the Restructuring, our predecessor was an enterprise wholly owned by China Petrochemical. Pursuant to the Restructuring, we were established as a joint stock limited company under the PRC Company Law on April 23, 1997, and our predecessor received all of the Domestic Shares and became our sole shareholder in exchange for assets relating to the petrochemical business transferred to us by our predecessor. These assets included production and ancillary facilities in Chemical Works No. 1, the Polypropylene Unit (formerly Chemical Works No.2), Chemical Products Unit, the Synthetic Rubber Unit, the Polyester Unit and the Resin Application Research Unit, as well as certain other facilities necessary for us to carry out our business. Our predecessor retained the assets, liabilities and businesses not assumed by us, including a refinery, a chemical fiber carpet plant, a wastewater treatment plant, a power plant, a rail transport unit, certain construction units, and units providing certain social services such as health care, educational and public security services and other ancillary services. As a result of the Restructuring, our predecessor became our parent and remained so until February 25, 2000.

     China Petrochemical was established as a corporate entity by the Chinese government in 1983 and, until the Industry Restructuring in the first half of 1998, was authorized by the Chinese government to invest and hold controlling interests in a majority of the petrochemical enterprises in China. Pursuant to the Industry Restructuring, the Chinese government created SOCIB and transferred to SOCIB most of the responsibilities for national-level oversight then held by MCI, Sinopec and CNOGC. In July 1998, the Chinese government created from CNOGC and Sinopec, respectively, CNPC and the Sinopec Group. In February 2001, SOCIB was dissolved upon the approval of the State Council and its responsibilities were transferred to the SETC. CNPC and Sinopec Group currently responsible for operating all petrochemical and chemical facilities in China, subject to the oversight of SETC on the national level. Yanshan Company became a wholly-owned subsidiary of the Sinopec Group. On February 25, 2000, the Sinopec Group transferred the core petrochemical operations from certain of its upstream and downstream entities to a newly formed Sinopec, and caused Yanshan Company to transfer all of its 70% controlling interest in us to Sinopec. See Item 4. Information on the Company -- Our History and Development.

     The Sinopec Group and Sinopec have confirmed that they will treat us no less favorably than the other enterprises directly or indirectly under their respective control. The articles of association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in China of such provisions by minority shareholders.

     Our parent supplies us with most of our feedstock. Yanshan Company provides us with utilities and social services, and licenses certain trademarks to us, all on a contractual basis. We provide some raw materials and services to our parent and Yanshan Company, also on a contractual basis. Our parent and we each pay reasonable fees for the provision of relevant materials and services.

     We have agreed with our parent to provide mutual indemnities arising from or in respect of the various assets and liabilities transferred to or retained by the parties. The purpose of the indemnities is to ensure that neither we nor our parent will bear liabilities which we have not agreed to assume, even in cases where third parties have not consented to the division of liabilities among us and our parent and continue to make claims against an entity which has not assumed the relevant liability. Our parent has agreed to indemnify us against any and all claims arising from facts or events prior to the Restructuring as well as any and all claims against us in respect of assets and liabilities retained by our parent in the Restructuring.

     We also have arrangements with the Sinopec Group (and its subsidiaries). The Sinopec Group arranges for insurance coverage on a consolidated basis for itself and its subsidiaries. We are obligated to pay on an annual basis (pursuant to regulations issued by the Sinopec Group) a percentage (prescribed from time to time - presently 0.4%) of the value of our fixed assets and inventory as insurance premiums. We and the Sinopec Group (and its subsidiaries) also have an arrangement with respect to the cross-supply of certain materials. We have no obligation to supply to or purchase from the Sinopec Group (or any of its subsidiaries) any of these materials, but if we do so, such supply or purchase will be at market price or, if applicable, State Prices.

     We also participate in a pooled research and development program with the Sinopec Group and its subsidiaries. This program was sponsored by China Petroleum prior to the Industry Restructuring. According to the Sinopec Group's requirements, we typically must pay an annual scientific development fee to the Sinopec Group in order to participate in this program and are thereby entitled to utilize all new production processes, technologies, new products and new product applications developed by the Sinopec Group's research institute for a nominal charge. Our annual fees payable for participation in this program were waived for 1997, 1998 and 1999. In 2000, 2001 and 2002, we paid Sinopec Group's research institute RMB 30 million in research fees for each year.

     In 2001, in order to accelerate the pace of our technology renovation programs and to increase the overall efficiency of our production and increase the confidence of investors, we have decided to shut down our first and the oldest polypropylene production unit on a permanent basis. However, since the first polypropylene production unit can be modified and used in the production of fine petrochemical products, we have decided to sell it to Yanshan Company on condition that Yanshan Company would not compete with us in its business. The principal activities of Yanshan Company are the manufacturing of fine petrochemical products.

     An asset sale agreement was entered into between us and Yanshan Company on November 20, 2001. Pursuant to the asset sale agreement, we have sold the polypropylene production unit to Yanshan Company on such terms and conditions as provided therein. The aggregate consideration for the related transaction is RMB 167,850,000. The related transaction was completed on November 30, 2001.

     The actual yield of ethylene and propylene has been increased compared to the original plan the actual yield of ethylene and propylene has been increased compared to the original plan as a result of the completion of the ethylene expansion project. There was a surplus of propylene products of the Company. In 2002, the Company rented the First Polypropylene Facility from Yanshan Company to produce polypropylene and the rental paid in this respect was RMB 12.98 million.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Financial Statements and Other Financial Information

     Financial Statements

     Please see Item 18. Financial Statements.

     Other Financial Information

         Export Sales

     In 2002, export sales accounted for 1.4% of our total sales or 2.3% of our total sales volume.

         Litigation

     We have no legal or arbitration proceeding which may have, or has had in the recent past significant effects on our financial position or profitability, including known or pending government proceedings.

     We have no material proceeding where a director or senior manager or an affiliate is party against us or our subsidiary or has an interest adverse to us or a subsidiary.

         Policy on Dividend Distribution

     Our articles of association require that cash dividends in respect of H Shares be declared in Renminbi and paid by us in HK dollars. The HK dollar dividend payments will be converted to HK dollars at the average of the closing HK dollar exchange rates as announced by the PBOC for the calendar week preceding the date on which such dividends are declared.

     We may make dividend payments to our foreign shareholders with funds in our foreign exchange account after taxes have been paid in accordance with applicable law. We may purchase foreign exchange from certain State-designated banks if we do not have sufficient foreign currency. We expect to continue to meet our foreign currency requirements for dividend payments in foreign currency, although no assurance can be given that foreign currency for such payments will always be available or that the rates for conversion of Renminbi to foreign currencies will not decline.

     The holders of the ADSs receive HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in the corresponding Deposit Agreement.

     Dividend payments may be subject to PRC withholding tax. See Item 10. Additional Information -- Taxation. See also, Item 3. Key Information -- Selected Financial Data -- Dividends.

B.  Significant Changes

     No significant change has occurred after the date of the financial statements included in this Annual Report.

ITEM 9.  OFFER AND LISTING DETAILS

A.  Offer and Listing Details

         Information Regarding the Price of Our Stock

         Set forth below is certain market information relating to our H Shares and ADSs for the periods commencing from June 24-25 1997 of Combined Offering to May 31 2002

                              Price per H Share            Price per ADS
                              -----------------            -------------
                                    (HK$)                      (US$)
                              High          Low         High           Low
1997/(1)/                     4.30          1.34        25.88          8.69
1998                          1.54          0.35        10.13          2.56

1999                          1.94          0.45        11.88          3.00

2000
  First Quarter               1.28          0.67         8.19          4.25
  Second Quarter              1.18          0.61         7.06          3.81
  Third Quarter               1.33          0.83         8.25          5.38
  Fourth Quarter              0.96          0.63         6.00          4.25

2001
  First Quarter               1.30          0.73         7.93          4.59
  Second Quarter              1.48          0.95         9.00          5.81
  Third Quarter               1.16          0.475        7.30          3.18
  Fourth Quarter              0.84          0.61         5.30          3.70

2002
  First Quarter               1.12          0.66         7.10          4.59
  Second Quarter              1.25          0.93         7.82          6.20
  Third Quarter               1.20          0.71         7.55          4.25
  Fourth Quarter              1.03          0.62         6.35          3.90

Most Recent Six Months
 December, 2002               1.03          0.89         6.35          5.74
 January, 2003                1.09          0.94         6.99          5.98
 February, 2003               1.16          1.02         7.00          6.28
 March, 2003                  1.07          0.85         6.79          5.85
 April, 2003                  1.01          0.82         6.39          5.20
 May, 2003                    1.14          0.85         6.80          5.36

/(1)/  includes the period from June 25 1997 to December 31 1997.

B. Plan of Distribution

     Not applicable.

C. Markets

     The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 50 H Shares, have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol "BYH." Prior to our 1997 initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on June 25, 1997 and June 24, 1997, respectively, there was no market for the H Shares or the ADSs. See Item 4. Information on the Company - Our History and Development.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our Objects and Purposes

     Our business objectives are described in Article 12 of our articles of association dated June 5, 2000 to include the development of our business into a leading, nationally and internationally renowned industrial petrochemical company.

     Board of Directors

     Our Board of Directors is comprised of seventeen (17) directors, including a Chairman of the Board. Our articles of association place on each of our directors the fiduciary obligation not to place himself in a position where his duty to us and his interests may conflict, and the obligation not to cause a person or organization related or concerned to him in certain relationships enumerated in the articles of association to do what he himself is prohibited from doing. Furthermore, our articles of association do not allow our directors to vote on compensation to themselves or any members of their body. In this regard, our articles of association provide that contracts involving emoluments to our directors are subject to shareholder approval in a general meeting before execution.

     Our articles of association do not provide independently exercisable powers to our directors to borrow from us. We are generally prohibited from making loans to our directors except in the following cases:

     . funds are provided to a director to meet an expenditure incurred or to be incurred by him for the purposes of our business or for the purpose of enabling him to properly perform his duties under a service contract approved by our shareholders in a general meeting; or

     . loans are made in the ordinary course of our business on normal commercial terms where our ordinary course of business includes the lending of money or the giving of guarantees.

     Our articles of association do not set out an age limit requirement for the retirement or non-retirement of directors and our directors are not required to hold our shares to be qualified.

     Board of Supervisors

     Our Board of Supervisors is composed of seven members appointed to oversee our directors, general manager and other senior officers to prevent such persons from abusing their authority or infringing upon interest of our business, our shareholders or our employees. They also verify accounting reports and other financial information presented at shareholders' meetings. The powers of our Board of Supervisor are generally limited to investigating and reporting to our shareholders on the affairs of Beijing Yanhua and our management, and to calling extraordinary shareholder meetings.

     At least one member of our Board of Supervisors must be an employee representative appointed by our employees. The remaining members must be appointed by our shareholders at a general meeting. Members of the Board of Supervisors may not be a director, general manager or financial controller with us. The term of office of each member of the Board of Supervisors is three years. We pay reasonable expenses incurred by the Board of Supervisors in carrying out its duties.

     Rights, Preferences and Restrictions Attached to Our Shares

         Differences between H Shares and Domestic Shares

     Our shares consist of H Shares and Domestic Shares. Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, our articles of association provide that holders of H Shares will receive dividends in HK dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, the H Shares can be traded only by investors from foreign countries and investors from Taiwan, Hong Kong and Macao, while the Domestic Shares may be traded only by PRC investors. Other differences between the H Shares and Domestic Shares relate primarily to restrictions placed on Domestic Shares and holders of Domestic Shares that are not applicable to H Shares or holders of H Shares.

         Dividends and Liquidation Rights

     Dividend distributions may be proposed at any time by our Board of Directors and approved by an ordinary resolution of the shareholders at a general meeting. We may distribute dividends or bonuses no more than once a year unless approved by an ordinary resolution of our shareholders. Our articles of association allow for distributions of cash dividends or shares. A distribution of shares, however, must be approved by special resolution of our shareholders.

     We may distribute dividends only after allowance has been made for following:

     .  making up losses, if any;
     .  allocations to the statutory common reserve;
     . allocations to the statutory public welfare fund; and . allocations to a discretionary common reserve if approved by our shareholders.

     Our articles of association require us to appoint a receiving agent registered as a trust company under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H Shares.

     In the event of our liquidation, the H Shares will rank pari passu with the Domestic Shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulation or, if no such laws exist, as the liquidation committee appointed either by us or the courts of China consider fair and proper.

         Voting

     Each of our shares is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholder meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. Because our shares do not have cumulative voting rights, a holder of a majority of our shares is able to elect all of the directors.

     Our articles of association provide that all differences or claims

     .  between a holder of H Shares and us,

     . between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; and

     .  between a holder of H Shares and a holder of Domestic Shares arising from any provision of our articles of association or any right or obligation conferred or imposed by the Company Law or any subsequently promulgated laws or regulations replacing the Company Law, concerning our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center.

         Restrictions on Large or Controlling Shareholders

     Our articles of association provide that, in addition to any obligation imposed by law or required by any stock exchange on which our shares are listed, a controlling shareholder must not exercise his voting rights in a manner prejudicial to the interests of our shareholders generally or of some of our shareholders which has any of the following effects:

     . relieving our directors or supervisors from their duty to act honestly in our best interests;

     . approving the expropriation by a director or supervisor of our assets, including our corporate opportunities; or

     . approving the expropriation by a director or supervisor of the individual rights of other shareholders, including rights to distributions and voting rights (except in the case of a restructuring approved by our shareholders).

     A controlling shareholder is defined by our articles of association as any person who on his own or acting in concert with others has the power to elect more than half of our directors, exercises or controls the exercise of 30% or more of voting rights, holds 30% or more of issued and outstanding shares or in any other manner controls us in fact.

     Modifications of Shareholder Rights

     The rights of a class of our shareholders (holders of Domestic Shares and H Shares being separate classes for this purpose) may not be modified or abrogated, unless approved by a special resolution of all our shareholders at a general shareholder meeting and by a special resolution of our shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.

     In addition, the Listing Agreement between us and the Hong Kong Stock Exchange provides that we may not permit amendments to certain sections of our articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions that relate to the following issues:

     .   varying the rights of existing classes of shares,
     .   voting rights,
     .   our power to purchase our own shares,
     .   rights of minority shareholders; and
     .   procedure on liquidation.

     In addition, certain amendments to our articles of association require the approval and consent of relevant PRC authorities.

     Shareholders' Meetings

     Our Board of Directors must convene an annual general shareholders' meeting within six months after the end of each financial year. Our Board of Directors must convene an extraordinary general shareholders' meeting within two months of the following events:

     . the number of our directors falls below the minimum required by the Company Law or more than one-third of the seats on our Board become vacant,

     .   our accrued losses reach one-third of our total share capital,

     . our Board of Directors consider it necessary or our Supervisory Board requests such a meeting; or

     . two or more of our shareholders holding shares representing not less than one-tenth of the total number of shares entitled to vote at such a meeting make a written demand to convene such a meeting.

     Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected, as discussed below. Resolutions proposed by shareholders (including proxies) who hold five (5%) percent or more of the total number of shares must be included on the notice of meetings given and submitted to the meeting.

     All our shareholder meetings must be convened by our Board of Directors by written notice given to shareholders not less than 45 days before the meeting (or, in the case of holders of Domestic Shares, by way of public notice issued 45-50 days prior to the meeting). Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of shares represented by shareholders who have indicated their intention to attend the meeting. Where the number of voting shares represented by those shareholders reaches half of the total number of such shares, we may convene the shareholders' general meeting. Otherwise, we will, within five days, inform our shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting.

     Restrictions on Share Ownership

     Our H Shares may be traded only by investors from foreign countries and investors from Taiwan, Hong Kong and Macao, and may not be sold to PRC investors. Our articles of association provide that PRC investors are not entitled to be registered as holders of H Shares. Our domestic Shares may be owned and traded only by PRC investors.

     Restrictions Relating to Change of Control

     Our articles of association state that a proposal for the merger or division involving Beijing Yanhua must be proposed by our Board of Directors, and after it has been approved in accordance with the provisions of the Articles, it shall be submitted for review and approval according to law. Our shareholders who oppose the proposal have the right to require us or shareholders who are in favor of such proposal to purchase their shares at a fair price.

     If we are involved in a merger, our articles of association further provide that the parties to the merger must enter into a merger agreement, and prepare balance sheets and lists of property. We are required to notify our creditors within a period of ten (10) days from the date of the resolution approving the merger and make at least three newspaper announcements of the merger within thirty (30) days of that date. Where there is a company division, the parties to the division are required to enter into a division agreement, and prepare balance sheets and lists of property. We are required to notify our creditors within a period of ten (10) days from the date of the resolution approving the division and make at least three newspaper announcements of the division within thirty (30) days from that date.

     Enforceability of Shareholders' Rights

     There has not been any public disclosure in relation to the enforcement by H shareholders of their rights under constitutive documents of joint stock limited companies or the Company Law or in the application or interpretation of China or Hong Kong regulatory provisions applicable to PRC joint stock limited companies.

     In most states of the United States, shareholders may sue a corporation "derivatively." A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons (including corporate officers, directors, or controlling shareholders) who have allegedly wronged the corporation, where the corporation itself has failed to enforce the claim against such persons directly. Such an action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. Because the right to sue derivatively is not available under PRC law, our shareholders may be required to rely on agencies of the Chinese government to enforce the rights of shareholders through administrative proceedings.

     Our articles of association are viewed in China as an agreement between us and our shareholders and between each of our shareholders. Our articles of association provide that all differences or claims

     .  between a holder of H Shares and us,

     . between a holder of H Shares and any of our directors, supervisors, general managers or other senior officers; and

     .  (between a holder of H Shares and a holder of Domestic Shares,

     arising from any provision of our articles of association or any right or obligation conferred or imposed by the Company Law or any subsequently promulgated laws or regulations replacing the Company Law, concerning our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was approved by the Supreme Court of China and the courts of Hong Kong to mutually enforce arbitration rewards rendered in China and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of China and the Hong Kong Legislative Council and became effective on February 1, 2000. We have provided an undertaking to the Commission that, at such time, if any, as all applicable laws and regulations of China and (unless our shares are no longer listed thereon) all applicable regulations of the Hong Kong Stock Exchange shall not prohibit, our Board of Directors shall propose an amendment to our articles of association which would permit our shareholders to adjudicate disputes arising between them and us, our directors, supervisors or officers by means of judicial proceedings. The Hong Kong Stock Exchange has informed us that it has no present intention to revise the applicable regulations.

     The holders of our H Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission in Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

     We have appointed Coudert Brothers LLP, New York, as our agent to receive service of process with respect to any action brought against it in certain courts in New York under US and New York securities laws. However, as China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other OECD countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and our articles of association to be arbitrated) only be enforced in China if such judgments or rulings do not violate the basic principles of the law of China or the sovereignty, security and public interest of the society of China, as determined by a people's court of China which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is doubt as to the enforceability in China of any actions to enforce judgments of United States courts arising out of or based on the ownership of H Shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

     Changes in Capital

        Increases in Share Capital and Preemptive Rights

     Our articles of association require that approval by a special resolution of our shareholders and by special resolution of holders of Domestic Shares and H Shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that, we issue Domestic Shares and H Shares, either separately or concurrently, in numbers not exceeding 20% of the number of Domestic Shares and H Shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders.

     New issues of shares must also be approved by the relevant PRC authorities.

        Reduction of Share Capital and Purchase of Shares

     We may reduce our registered capital only upon obtaining the approval of our shareholders and, in certain circumstances, of relevant PRC authorities. The number of H shares which may be purchased is subject to the Hong Kong Takeovers and Repurchase Codes. Our ability to repurchase any of our own shares is subject to approval by the relevant PRC authorities.

C. Material Contracts

     Supply of Materials and Services Agreement with Sinopec and Yanshan Company

     Effective August 14, 2000, we have entered into a ten-year agreement with Sinopec and Yanshan Company to reflect new arrangements regarding mutual provision of certain materials and services following the establishment of Sinopec as a wholly-owned subsidiary of the Sinopec Group and the transfer of 70% controlling interest in us by Yanshan Company to Sinopec on February 25, 2000. This agreement replaced the previous supply of materials and services agreement dated April 23, 1997 between us and Yanshan Company, our previous parent, and sets forth the materials, utilities and services to be provided by each party, the basis of charges, and the length of notice by which the provision of any particular material, utility or service may be terminated a party.

     Under the terms of the agreement, Sinopec provides us with cracking feedstock, VGO, hydrogenated raffinate oil, heavy oil, mixed xylene, raffinate, benzene, toluene, 1-Butene and propylene. We provide to Sinopec and Yanshan Company propane, C7-C8, cracked heavy matte, styrene, polypropylene, residual by-products, testing and maintenance of measurement instruments and MTBE. We also provide to Yanshan Company LDPE, HDPE, polyoxyethylene, ethylene glycol, diethylene glycol, styrene, polypropylene (granules), polypropylene (powder), polyester tiles, polybutadiene rubber, SBS, phenylic acid and acetone.

     Yanshan Company provides us with fresh water, electricity, steam, nitrogen and silver catalyst, and procure for us storage bags, white mineral oil, mineral oil, alchlor, BCH-Catalyst, 841-Catalyst, heavy packaging film. In addition, Yanshan Company provides us with certain ancillary services, including property management, employee benefits, passenger transport and road maintenance, training and education, domestic gas supply, media and communications, construction and installation, maintenance and manufacture of equipment, environmental services, purchasing and sales services, fire and security services, rail & road freight and storage services, and trademark licensing.

     Each of Sinopec and Yanshan Company has an obligation to provide materials and services to us on a priority basis and has granted us a right of first refusal in respect of such materials and services. We may and would source such materials and services from third parties should such third parties be able to provide the same materials and services on more favorable terms. We may, but are not obligated to, provide materials and services to Sinopec or Yanshan Company.

     The categories, scope, pricing mechanism and other details of the relevant materials utilities and services to be provided in each year are to be agreed towards the end of the preceding year in through a supplementary agreement between the relevant parties. If the parties are unable to agree to such terms by the end of the preceding year, the terms of supply of materials, utilities and services in effect for the preceding year will continue to apply until the parties reach an agreement or the difference is resolved through mediation.

     Sinopec and Yanshan Company will provide materials and services to us at State Prices or market or cost prices, depending on the service or the material. We will provide materials and services to them at market prices. See Item 4. Information on the Company - Business Overview - Raw Materials, Water and Energy Supply.

D. Exchange Controls

     Our Articles of Association require that cash dividends on our H Shares be declared in Renminbi and paid in HK dollars. The Articles of Association further stipulate that such dividends must be converted to HK dollars at a rate equal to the average of the closing exchange rates for HK dollars as announced by the Chinese Foreign Exchange Trading Center for the calendar week preceding the date on which the dividends are declared.

     The Renminbi is currently not a freely convertible currency. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange, through control of foreign debts borrowed by domestic enterprises and through restrictions on foreign imports. The State Administration of Foreign Exchange ("SAFE"), under supervision of the People's Bank of China ("PBOC"), is responsible for matters relating to foreign exchange administration.

     Foreign exchange transactions involving Renminbi must take place through financial institutions authorized to undertake foreign exchange conversion transactions, such as domestic Chinese banks and branches of foreign banks in China. Access to foreign exchange, and the ability to remit foreign exchange abroad are regulated by Chinese government policies administered by the SAFE.

     Effective January 1, 1994, a unitary, managed floating-rate system was introduced in China to replace the previous dual-track foreign exchange system consisting of two exchange rates. Under this system, the PBOC sets and publishes daily the PBOC Rate, with reference to the prior day's Renminbi-US dollar trading price on the national inter-bank foreign exchange market, called the China Foreign Exchange Trading System ("CFETS"), established in April 1994. At present, certain State-designated banks, foreign banks and Chinese-funded, non-banking financial institutions, connected through a computer network, are the principal parties participating in the CFETS. The main function of the CFETS is to provide foreign exchange trading and settlement services among the participating members. Based on the PBOC Rate, each participating member sets its own exchange rate for the purpose of buying and selling foreign exchange from its customers. The CFETS is supervised and managed by the SAFE in accordance with PBOC policy.

     As a result of the adoption of the unitary system, on January 1, 1994, the official exchange rate for Renminbi against the US dollar was revalued from approximately RMB 5.8 to US$ 1.00 to RMB 8.7 to US$ 1.00. As part of the system, the PBOC also publishes the Renminbi rate of exchange against other major currencies by reference of the price of the US dollar in international foreign exchange markets.

     The Chinese government announced a policy in late December 1993 that, under the unitary system, the PBOC would try to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate mainly through macroeconomic measures, such as monetary policy and interest rates. Nonetheless, if necessary, Chinese government intervention is expected to be used to stabilize the PBOC Rate.

     Domestic enterprises, which prior to 1994 had been permitted to retain a portion of their foreign currency earnings, are now required to sell their foreign currency earnings to State-designated banks at the rate used by the relevant CFETS member, which is based on the PBOC Rate, except for such items as the proceeds of foreign currency loans or the issuance of foreign currency-denominated bonds or shares. All international commercial loans borrowed by domestic enterprises have to be registered with the SAFE before the loans become effective. Under the new system, domestic enterprises and institutions are permitted to buy foreign exchange from State-designated banks at designated times upon presentation of appropriate documentation establishing the existence of import contracts or payment notes of overseas financial institutions. Such enterprises and institutions are also permitted under the new system to purchase foreign exchange for the import of certain products subject to quotas, import permits and registration controls. Domestic enterprises are permitted to apply to purchase foreign exchange for the payment of dividends that have been authorized as payable in foreign currency. Conversion and payment must be effected through certain documentation, including a written resolution on profit distribution passed by the enterprise's Board of Directors and evidence that the enterprise has paid all required PRC taxes.

     While the impact of the foregoing recent developments are not entirely clear, it appears that the trend in the Chinese government's foreign exchange policy is moving toward easier convertibility of the Renminbi.

     The holders of the ADSs will receive the HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in our Deposit Agreement with The Bank of New York, as Depositary. Since October 17, 1983, the HK dollar has been linked to the US dollar at the rate of HK$7.80 = US$ 1.00, and the Hong Kong government has stated its intention to maintain the link at that rate, although there can be no guarantee that the link will be maintained.

E.  Taxation

     PRC Taxation

     The following is a summary of those taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of the PRC. The summary is subject to changes in PRC law, including changes that could have retroactive effect. The summary does not take into account or discuss the tax laws of any country other than the PRC, nor does it take into account the individual circumstances of a security holder. This summary does not purport to be a complete technical analysis or an examination of all potential tax effects under such laws and regulations.

     Tax on Dividends

        For an Individual Investor

     According to the Individual Income Tax Law of the People's Republic of China of October 31, 1993, as amended (the "Individual Income Tax Law") dividends paid by PRC companies to foreign individuals not resident in the PRC are ordinarily subject PRC withholding tax at a flat rate of 20%.

     However, pursuant to the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice"), issued by the PRC State Tax Bureau (now the State Administration of Taxation or "SAT") on July 21, 1993, dividends paid by PRC companies, with respect to their shares listed on an overseas stock exchange ("Overseas Shares"), such as H Shares (including H Shares represented by ADSs), or on domestically-listed foreign invested shares ("B Shares"), to foreign individuals not resident in the PRC, are temporarily exempt from PRC withholding tax. The Tax Notice remains in force and the relevant tax authority has thus far not collected withholding tax on dividends paid by PRC companies, with respect to their Overseas Shares and B Shares, to foreign individuals not resident in the PRC.

     In the event that the Tax Notice is withdrawn, a 20% withholding tax may be imposed in accordance with the Individual Income Tax Law and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

        For a Corporation

     According to the Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises of April 9, 1991, as amended (the "Foreign Corporate Income Tax Law"), dividends paid by PRC companies to foreign corporations are ordinarily subject to PRC withholding tax at a flat rate of 20%. This flat rate was reduced to 10% for those dividends ordinarily subject to PRC withholding tax and paid after January 1, 2000 pursuant to the Notice on Questions Relating to Reduced Income Tax on Foreign Enterprise Income in China from Interest, etc., issued by the State Council on November 18, 2000 (the "Rate Reduction Notice").

     However, pursuant to the Tax Notice, dividends paid by PRC companies, with respect to their Overseas Shares and B Shares, to foreign corporations are temporarily exempt from PRC withholding tax. Again, the Tax Notice remains in force and the relevant tax authority has thus far not collected withholding tax on dividends paid by PRC companies, with respect to their Overseas Shares and B Shares, to foreign corporations.

     In the event that the Tax Notice is withdrawn, a 10% withholding tax may be imposed in accordance with the Foreign Corporate Income Tax Law and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

     Capital Gains Tax

     According to the Individual Income Tax Law, the Foreign Corporate Income Tax Law, their respective implementing regulations, and the Rate Reduction Notice, capital gains recognized by foreign individuals not resident in the PRC and foreign corporations, with respect to their sale of equity shares of PRC companies, are ordinarily subject to PRC tax, purportedly in the form of withholding tax, at a flat rate of 20% and 10% respectively.

     However, pursuant to the Tax Notice, capital gains recognized by foreign individuals not resident in the PRC and foreign corporations, with respect to their sale of Overseas Shares and B Shares are temporarily exempt from PRC tax. As stated above, the Tax Notice remains in force and the relevant tax authority has thus far not sought to collect PRC tax on capital gains recognized by foreign individuals not resident in the PRC and foreign corporations with respect to their sale of Overseas Shares and B Shares.

     In the event that the Tax Notice is withdrawn, PRC tax, at a rate of 20% for individuals or 10% for corporations may be imposed in accordance with the Individual Income Tax Law, the Corporate Income Tax Law, their respective implementing regulations and the Rate Reduction Notice, subject to reduction by an applicable income tax treaty.

     Tax Treaties

     The PRC has an income tax treaty with the United States that currently limits the rate of PRC withholding tax to 10% for dividends we pay to individuals and corporations that qualify for treaty protection. However, this treaty does not offer protection for capital gains. Since the Tax Notice remains in force to temporarily exempt dividends and capital gains from the above described PRC taxes, this treaty is not relevant at this time.

     Stamp Tax

     PRC stamp tax is not applicable to the acquisition or disposition of shares in a PRC company made outside of the PRC pursuant to the Provisional Regulations of the People's Republic of China Concerning Stamp Tax effective on July 1, 1989.

     Estate or Gift Tax

     The PRC does not currently impose any estate or gift tax.

     United States Taxation

     The following is a summary of the United States federal income tax considerations that are relevant to holders of H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to US Holders (as defined below) that are subject to special tax rules, including US Holders that:

     .  are financial institutions or financial services entities;
     .  are insurance companies or broker-dealers;
     .  are tax-exempt organizations;
     .  are partnerships or other flow-through entities;
     .  have elected mark-to-market accounting;
     .  own directly or by attribution 10% or more of the voting power of us;
     . that hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes; or
     .  that have a functional currency other than the United States dollar;

     all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any estate, gift, foreign, state or local tax considerations. This summary assumes that the H shares or ADSs are held by the holders as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code.

     In general, for United States federal income tax purposes and for purposes of the income tax treaty between China and the United States, beneficial owners of ADSs will be treated as the beneficial owners of the H shares represented by those ADSs. Accordingly, no gain or loss will be recognized for United States federal income tax purposes upon the exchange of ADSs for H shares. A US Holder's tax basis in the withdrawn H shares will be the same as the tax basis in the ADSs surrendered therefor, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADSs.

     For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

     .  an individual who is a citizen or resident of the United States;
     . a corporation or other entity treated as a corporation that is created in or organized under the laws of the United States or any State or political subdivision thereof;
     . an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source;
     . a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust;
     . a trust that was in existence on August 20, 1996, was treated as a United States person for United States federal income tax purposes on the previous day, and elected to continue to be so treated; or
     . a person otherwise subject to United States federal income tax on its worldwide income.

     The treatment of a partner of a partnership (or of an entity treated as a partnership for United States federal income tax purposes) as a US Holder may depend upon the status of the partner as a US Holder (irrespective of the status of the partnership) and upon the nature and activities of the partnership. Partners of partnerships (or of entities treated as partnerships for United States federal income tax purposes) holding H shares or ADSs should consult their tax advisors as to the tax consequences of owning and disposing of such H shares or ADSs.

     A beneficial owner of H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder." Certain material aspects of United States federal income tax relevant to Non-US Holders of H shares or ADSs are discussed below.

     If we were to be classified as a PFIC in any taxable year, a US Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States Federal income tax that a US Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC") for United States federal income tax purposes if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

     Taxation of Dividends

     For United States federal income tax purposes, the gross amount of a distribution made by us in respect of H shares or ADSs owned by a US Holder, including any amounts of PRC tax withheld on the distribution, will be treated as dividend income to such US Holder to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the United States Internal Revenue Code. To the extent the distribution exceeds the US Holder's allocable share of current and accumulated earnings and profits, the excess will be applied first to reduce the US Holder's basis in his or her H shares or ADSs, and any remaining excess will constitute gain from the deemed sale or exchange of such H shares or ADSs. See "-- Sale or Other Disposition of H shares or ADSs" below.

     Dividends that are paid by us in HK dollars will be included in the income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder, regardless of whether the payment is in fact converted into US dollars. If the dividends paid in HK dollars are converted into US dollars on the date of receipt by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder, US Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. In the case of dividends paid in HK dollars that are not converted into US dollars on the date of receipt, the amount of HK dollars received will have a tax basis equal to their US dollar value at the time of receipt, and any gain or loss realized upon a subsequent conversion or other disposition of the HK dollar amount will be treated as ordinary income or loss from sources within the United States.

     A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on such dividends. US Holders who do not elect to claim a foreign tax credit for the amount of such withholdings may instead claim a deduction in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. As discussed in "PRC Taxation - Tax on Dividends," dividends paid on the H shares and ADSs temporarily are exempt from PRC withholding tax, although such taxes could be imposed in the future. For purposes of computing the foreign tax credit, dividends received on H shares or ADSs would be considered foreign source income, and generally would be "passive income" or "financial services income," which are treated separately from other types of income.

     Sale or Other Disposition of H shares or ADSs

     A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and generally will be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

     Non-US Holders

     Except as described in "--Information Reporting and Backup Withholding," below, an investment in H shares or ADSs by a Non-US Holder generally will not give rise to any United States federal income tax consequences unless:

     . the dividends received or gain recognized on the sale of H shares or ADSs by such person are treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

     . in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

     Information Reporting and Backup Withholding

     Proceeds from the sale of, and dividends on, H shares or ADSs paid within the United States or through certain US-related financial intermediaries to US Holders are subject to information reporting and may be subject to backup withholding at the rate of 28% unless the US Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     Non-US Holders generally are not subject to information reporting or backup withholding on the proceeds from the sale of, or dividends on, the H shares or ADSs, provided they complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence certifying that such Non-US Holder is an exempt foreign person.

     Any amount withheld from a payment to a US Holder or Non-US Holder under the backup withholding rules will be allowable as a credit against such US Holder's or Non-US Holder's United States federal income tax liability, and may entitle the holder to a refund, provided that required information is furnished to the United States Internal Revenue Service.

     Both US Holders and Non-US Holders should consult their own tax advisors as to the application to them of the United States federal information reporting and backup withholding requirements and their qualification, if any, for an exemption under these rules.

     This discussion, which does not address any aspects of United States taxation other than United States federal income taxation relevant to the ownership and disposition of H shares and ADRs, is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any holder, and no representation with respect to the tax consequences to any particular holder is made. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, BOTH US HOLDERS AND NON-US HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF H SHARES AND ADSs, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, ESTATE, GIFT, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, we file reports with and submit other information to the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office at The Woolworth Building, 233 Broadway, New York, NY 10279. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov.

I. Subsidiary Information.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
         MARKET RISK

     Our primary market risk exposures are to fluctuations in refined products and petrochemicals prices, exchange rates and interest rates.

     Commodity Price Risk

     We are exposed to fluctuations in prices of refined products and petrochemicals whose prices are volatile. We purchase substantial volumes of refined products from domestic suppliers and sell substantial volumes of petrochemicals to domestic buyers. We do not enter into commodity derivative instruments or futures to hedge the potential price fluctuations of these products or for other purposes. Therefore, fluctuations of prices of refined products and petrochemicals have a significant effect on our operating expenses and net profits.

     Foreign Exchange Rate Risk

     A portion of the Renminbi revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported materials and equipment.

     The Renminbi is not a freely convertible currency. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Although the Renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or HK dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our capital expenditure program.

     The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2002 and 2001. All financial instruments that we held or issued were for purposes other than trading purposes. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

     The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2002 and 2001. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2002:

                                                  Expected maturity
                                     ------------------------------------------------
                                         2003        2004       2005       2006          Total     Fair value
                                         ----        ----       ----       ----          -----     ----------
                                            (RMB equivalent in thousands,
                                                except interest rate)
Assets

Cash and cash equivalents
    In US dollar                        2,691          -         -            -           2,691        2,691
    In HK dollar                           61          -         -            -              61           61

Liabilities

Debts in US dollar
    Variable rates                    201,402     18,393     9,203      699,947         928,945      928,945
    Average interest rate/(1)/           1.93%      2.38%     2.38%        3.63%

(1) The average interest rates for variable loans are calculated based on the rates reported as of December 31, 2002.

As of December 31, 2001

                                                         Expected maturity
                                     -----------------------------------------------------------
                                         2002        2003       2004       2005         2006         Total     Fair value
                                         ----        ----       ----       ----         ----         -----     ----------
                                         (RMB equivalent in thousands, except interest rate)
Assets

Cash and cash equivalents
    In US dollar                        2,233          -          -          -             -          2,233       2,233
    In HK dollar                           61          -          -                        -             61          61

Liabilities

Debts in United States dollar
    Variable rates                     18,392    201,387     18,393      9,197       640,834        888,203     888,203
    Average interest rate/(1)/           4.31%      3.86%      4.31%      4.31%         3.63%

(1) The average interest rates for variable loans are calculated based on the rates reported as of December 31, 2001.

     Interest Rate Risk

     We are exposed to interest rate risk resulting from fluctuations in interest rates on our short and long-term debt. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

     Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 5 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

     The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2002 and 2001.

As of December 31, 2002:

                                                Expected maturity
                                 ----------------------------------------------------
                                      2003         2004        2005         2006            Total       Fair value
                                      ----         ----        ----         ----            -----       ----------
                                 ----------------------------------------------------

                                 (RMB equivalent in thousands, except interest rate)
Assets

Cash and cash equivalents
   In Renminbi                       259,883           -             -         -            259,883       259,883
   In United States dollar             2,691           -             -         -              2,691         2,691
   In HK dollar                           61           -             -         -                 61            61

Liabilities

Debts in Renminbi
   Fixed rates                     1,755,000           -     1,200,000         -          2,955,000     2,955,000
   Average interest rate                5.31%                     4.94%
   Variable rates                    200,000           -             -         -            200,000       200,000
   Average interest rate/(1)/           3.63%

Debts in United States dollar
   Variable rates                    201,402      18,393         9,203   699,947            928,945       928,945
   Average interest rate                1.93%       2.38%         2.38%     3.63%

(1) The average interest rates for variable loans are calculated based on the rates reported as of December 31, 2002.

As of December 31, 2001:

                                                    Expected maturity
                               ---------------------------------------------------------
                                    2002        2003      2004       2005       2006        Total      Fair value
                                    ----        ----      ----       ----       ----        -----      ----------
                                   (RMB equivalent in thousands, except interest rate)
Assets

Cash and cash equivalents
   In Renminbi                     273,846          -        -          -          -        273,846       273,846
   In United States dollar           2,233          -        -          -          -          2,233         2,233
   In HK dollar                         61          -        -          -          -             61            61

Liabilities

Debts in Renminbi

   Fixed rates                   3,330,000          -        -          -          -      3,330,000     3,330,000
   Average interest rate              5.94%
   Variable rates                  200,000          -        -          -          -        200,000       200,000
   Average interest rate /(1)/        3.63%

Debts in United States dollar

   Variable rates                   18,392    201,387    18,393      9,197    640,834       888,203       888,203
   Average interest rate              4.31%      3.86%     4.31%      4.31%      3.63%

/(1)/ The average interest rates for variable loans are calculated based on the rates reported as of December 31, 2001.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCES

     The Company did not incur any material delingquency with respect to its liabilities, nor did it incur any default on the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     There have been no such material modifications.

ITEM 15.  CONTROLS AND PROCEDURES

     The term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. This includes controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer or officers, to allow timely decisions regarding required disclosure.

     The Board of Directors adopted a written policy in April 2003 that governs the collection, coordination and disclosure of information to our shareholders, the public and to governmental and other regulatory bodies. All such disclosures are coordinated by the Secretary of the Board and subject to execution by either the Chairman of the Board or, for disclosures by our Board of Supervisors, the Chairman of the Board of Supervisors. Under the policy, all material issues must be disclosed and our disclosures must be true, accurate, complete and timely without any false or misleading statements. Each of our departments and subsidiaries have their own supplemental policies which may be both written and unwritten.

     Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this report (the "Evaluation Date"), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

     Subsequent to the Evaluation Date, we have not made any significant changes, including corrective actions with regard to significant deficiencies or material weaknesses, in our internal controls or in other factors that could significantly affect these controls.

     Although we believe our existing disclosure controls and procedures are adequate to enable us to comply with our disclosure obligations, we do not expect that our disclosure controls and procedures or our other internal controls can prevent all error and all fraud or that our evaluation of these controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The benefits of controls and procedures must be considered relative to their costs, and the design of any system of controls is based in part upon assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls and procedures may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations in controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected. In part to mitigate this risk, we plan to further refine our controls and procedures in light of developing practice in this area and emerging standards and mandatory rules.

     We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are carefully followed. For the year ended December 31, 2002, there were no significant changes to our internal controls or in other factors that could significantly affect our internal controls.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 to F-7 following Item 19.

Item 19.  EXHIBITS

A.   Financial Statements

     Independent auditors' Report

     Balance sheets as of December 31, 2001 and 2002

     Statements of operations for the years ended December 31, 2000, 2001 and
     2002

     Statements for cash flows for the years ended December 31, 2000, 2001 and 2002

     Statements of shareholders' equity for the years ended December 31, 2000, 2001 and 2002

     Notes to the financial statements

B. Exhibits

Exhibit Number     Description of Document
--------------     -----------------------

1.1                Our Articles of Association, incorporated by reference to
                   Exhibit 1 to our Annual Report on Form 20-F for year ended December 31, 2000.

2.1 Form of Deposit Agreement among Beijing Yanhua, The Bank of New York and owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, incorporated by reference to Exhibit 4.3 to our Registrations Statement on Form F-1 filed with the Securities and Exchange Commission on June 3, 1997 (File No. 333-6994).

3.1 Supply of Materials and Services Agreement between Beijing Yanhua, Sinopec and Yanshan Company dated August 14, 2000, incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2000.

4.2                Form of Service Contract with Management Directors

99.1               Certification of the Chairman

99.2               Certification of the Chief Financial Officer

4.2* Form of Labor Contract between Beijing Yanhua and its specified directors, supervisors, and senior managers.

99.1               Certification of the Chairman

99.2               Certification of the Chief Financial Officer

*    Filed with this Report.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    SINOPEC BEIJING YANHUA PETROCHEMICAL
                                    COMPANY LIMITED

                                    By: /s/ DU GUOSHENG
                                       ---------------------------
                                    Name:  Du Guosheng
                                    Title: Chairman of the Board of Directors

Dated: June 26, 2003

                                  CERTIFICATION

I    Du Guosheng, certify that:

1. I have reviewed this annual report on Form 20-F of Sinopec Beijing Yanhua Petrochemical Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003              /s/ DU GUOSHENG
                                 ------------------------------
                                 Du Guosheng, Chairman

                                  CERTIFICATION

I    Guo Hong, certify that:

1. I have reviewed this annual report on Form 20-F of Sinopec Beijing Yanhua Petrochemical Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003              /s/ GUO HONG
                                 -----------------------------
                                 Guo Hong, Chief Financial Officer

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent auditors' Report ..........................................     F-2

Balance sheets as of December 31, 2001 and 2002 .......................     F-3

Statements of operations for the years ended
   December 31, 2000, 2001 and 2002 ...................................     F-4

Statements of cash flows for the years ended
   December 31, 2000, 2001 and 2002 ...................................     F-5

Statements of shareholders' equity for the years ended
   December 31, 2000, 2001 and 2002 ...................................     F-6

Notes to financial statements .........................................     F-7

                          Independent Auditors' Report

The Board of Directors and Shareholders of
Sinopec Beijing Yanhua Petrochemical Company Limited:

We have audited the accompanying balance sheets of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") as of December 31, 2001 and 2002, and the related statements of operations, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinopec Beijing Yanhua Petrochemical Company Limited as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with International Financial Reporting Standards.

As described in Note 22 to the financial statements, the Company changed its method of accounting for land use rights in 2002.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002, to the extent summarized in Note 29 to the financial statements. As described in Note 29 to the financial statements, the results of operations for the years ended December 31, 2000 and 2001 and shareholders' equity as of December 31, 2001 reported under accounting principles generally accepted in the United States of America, which were previously audited by other independent auditors, have been restated.

The accompanying financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the financial statements.


KPMG
Hong Kong, China
April 11, 2003

              SINOPEC BEIJING YANHUA PETROCHEMCIAL COMPANY LIMITED

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
                             (Amounts in thousands)

                                                                                   December 31,
                                                                 ------------------------------------------
                                                                     2001              2002           2002
                                                                     ----              ----           ----
                                                        Note          RMB               RMB            USD
                          Assets
                          ------
Current assets

  Cash and cash equivalents                                          276,140           262,635         31,730
  Trade receivables, net                                   3         331,288           285,594         34,503
  Bills receivable                                         3          82,921           232,609         28,102
  Inventories                                              4         737,778           985,119        119,015
  Prepayments and other current assets                     5         444,772           262,410         31,702
  Income tax receivable                                               37,088                 -              -
                                                                 -----------       -----------     ----------
       Total current assets                                        1,909,987         2,028,367        245,052
                                                                 -----------       -----------     ----------

Non-current assets
  Property, plant and equipment, net                       6       8,362,192         7,900,990        954,537
  Deferred tax assets                                      7         486,017           330,450         39,922
                                                                 -----------       -----------     ----------
       Total non-current assets                                    8,848,209         8,231,440        994,459

                                                                 -----------       -----------     ----------
       Total assets                                               10,758,196        10,259,807      1,239,511
                                                                 ===========       ===========     ==========

                     Liabilities and Shareholders' Equity
                     ------------------------------------
Current liabilities

   Short term bank loans                                  10       3,168,392         1,776,402        214,611
   Loans from parent companies and fellow subsidiaries    11         380,000           380,000         45,909
   Trade payables                                          8         274,986           150,185         18,144
   Bills payable                                           8          37,359           130,000         15,706
   Accruals and other payables                             9         894,705           587,573         70,986
                                                                 -----------       -----------     ----------
       Total current liabilities                                   4,755,442         3,024,160        365,356
                                                                 -----------       -----------     ----------

Non-current liabilities

   Long term bank loans                                   10         869,811         1,927,543        232,871
   Deferred tax liabilities                                7         320,095           286,157         34,571
                                                                 -----------       -----------     ----------
       Total non-current liabilities                               1,189,906         2,213,700        267,442
                                                                 -----------       -----------     ----------

       Total liabilities                                           5,945,348         5,237,860        632,798
                                                                 ===========       ===========     ==========

Shareholders' equity
   Share capital                                          12       3,374,000         3,374,000        407,621
   Share premium                                                     774,630           774,630         93,585
   Reserves                                               13          17,098            12,908          1,559
   Retained earnings                                      13(e)      647,120           860,409        103,948
                                                                 -----------       -----------     ----------
       Total shareholders' equity                                  4,812,848         5,021,947        606,713
                                                                 -----------       -----------     ----------

       Total liabilities and shareholders' equity                 10,758,196        10,259,807      1,239,511
                                                                 ===========       ===========     ==========

                 See accompanying notes to financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                  (Amounts in thousands, except per share data)

                                                                   Years ended December 31,
                                              ----------------------------------------------------------------
                                                  2000             2001              2002              2002
                                                  ----             ----              ----              ----
                                      Note         RMB              RMB               RMB               USD
Sales                                   14      7,852,913        5,975,255         9,443,061         1,140,838

Cost of sales                                  (6,664,093)      (5,660,191)       (8,368,029)       (1,010,961)

                                              -----------      -----------       -----------       -----------
Gross profit                                    1,188,820          315,064         1,075,032           129,877

Selling, general and
      administrative expenses                    (542,733)        (565,412)         (530,571)          (64,100)

Other operating income                             30,812           30,053            55,979             6,763

Other operating expenses                          (31,093)         (31,143)          (55,687)           (6,728)

Net (loss)/ gain on disposal of
       property, plant and
       equipment                        16        (22,750)         147,737            (3,195)             (386)
Employee reduction expenses             17              -         (246,943)                -                 -

                                              -----------      -----------       -----------       -----------
Operating income / (loss)                         623,056         (350,644)          541,558            65,426

Net financing costs                     18        (97,893)         (59,579)         (210,830)          (25,471)

                                              -----------      -----------       -----------       -----------
Income / (loss) before income tax                 525,163         (410,223)          330,728            39,955

Income tax (expense)/benefit            19       (166,432)         137,756          (121,629)          (14,693)

                                              -----------      -----------       -----------       -----------

Net income/(loss)                                 358,731         (272,467)          209,099            25,262
                                              ===========      ===========       ===========       ===========


Basic earnings/(loss) per share         21          0.106           (0.081)            0.062             0.007
                                              ===========      ===========       ===========       ===========

                 See accompanying notes to financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                             (Amounts in thousands)

                                                                   Years ended December 31,
                                              --------------------------------------------------------------------
                                                       2000              2001              2002            2002
                                                       ----              ----              ----            ----
                                     Note               RMB               RMB               RMB             USD
Cash flows from operating
    activities

    Cash generated from operations   26(a)        1,531,734           716,695         1,220,949         147,506
    Interest paid                                  (146,142)         (207,091)         (220,918)        (26,690)
    Income tax paid                                (185,383)         (128,336)                -               -

    Income tax recovered                                  -                 -            37,088           4,481
                                              ----------------  ---------------   ---------------  ---------------

    Net cash from operating
    activities                                    1,200,209           381,268         1,037,119         125,297
                                              ----------------  ---------------   ---------------  ---------------

Cash flows from investing
    activities

    Capital expenditure                          (1,399,580)       (2,048,217)         (722,492)        (87,286)
    Interest income received                          4,529             2,139             2,063             249

    Proceeds from disposal of
       property, plant and equipment                    207               108             4,063             491
                                              ----------------  ---------------   ---------------  ---------------

    Net cash used in investing
       activities                                (1,394,844)       (2,045,970)         (716,366)        (86,546)
                                              ----------------  ---------------   ---------------  ---------------

Cash flows from financing
    activities
    Proceeds from bank loans                      1,854,938         3,508,533         5,467,127         660,496
    Repayments of bank loans                     (1,750,502)       (1,718,868)       (5,801,385)       (700,879)
    Dividends paid                                 (202,440)         (134,960)                -               -
                                              ----------------  ---------------   ---------------  ---------------

    Net cash (used in)/ from
       financing activities                         (98,004)        1,654,705          (334,258)        (40,383)
                                              ----------------  ---------------   ---------------  ---------------

Net decrease in cash and cash
    equivalents                                    (292,639)           (9,997)          (13,505)         (1,632)

Cash and cash equivalents at
    beginning of year                               578,776           286,137           276,140          33,362
                                              ----------------  ---------------   ---------------  ---------------

Cash and cash equivalents at end
    of year                                         286,137           276,140           262,635          31,730
                                              ================  ===============   ===============  ===============

                 See accompanying notes to financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                       STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2000

                                                                                                              Total
                                                Share          Share                        Retained       shareholders'
                                               capital        premium        Reserves       earnings          equity
                                              ----------    -----------    ------------    -----------     -------------
                                     Note        RMB            RMB            RMB             RMB              RMB
Balances at January 1, 2000                    3,374,000        774,630          71,619        843,735         5,063,984

Net income                                             -              -               -        358,731           358,731
Revaluation surplus realized                           -              -         (33,176)        33,176                 -
Appropriation                                          -              -          82,234        (82,234)                -
Dividend declared                     20               -              -               -       (202,440)         (202,440)

                                              ----------    -----------    ------------    -----------     -------------
Balances at December 31, 2000                  3,374,000        774,630         120,677        950,968         5,220,275

Net loss                                               -              -               -       (272,467)         (272,467)
Dividend declared                     20               -              -               -       (134,960)         (134,960)
Revaluation surplus realized                           -              -        (103,579)       103,579                 -

                                              ----------    -----------    ------------    -----------     -------------
Balances at December 31, 2001                  3,374,000        774,630          17,098        647,120         4,812,848

Net income                                             -              -               -        209,099           209,099
Revaluation surplus realized                           -              -          (4,190)         4,190                 -

                                              ----------    -----------    ------------    -----------     -------------
Balances at December 31, 2002                  3,374,000        774,630          12,908        860,409         5,021,947
                                              ==========    ===========    ============    ===========     =============
US Dollars equivalent                            407,621         93,585           1,559        103,948           606,713
                                              ==========    ===========    ============    ===========     =============

                 See accompanying notes to financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

     Sinopec Beijing Yanhua Petrochemical Company Limited ("the Company") was incorporated as a joint stock company with limited liability in the People's Republic of China (the "PRC") on April 23, 1997 as part of the reorganization ("Reorganization") of Beijing Yanshan Petrochemical Group Company ("Yanshan Company") in preparation for the listing of the Company's shares. The Company's shares and American Depository Shares ("ADSs") were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

     Upon the Reorganization, the Company became a subsidiary of Yanshan Company. On February 25, 2000, China Petrochemical Corporation ("Sinopec Group" or "Ultimate Parent Company"), underwent a reorganization, and formed a subsidiary, China Petroleum and Chemical Corporation ("Sinopec" or "Immediate Parent Company"). In accordance with the reorganization agreement, Yanshan Company, previously the Company's parent company, transferred its 70% equity interest in the Company to Sinopec.

     The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

     The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. The significant differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") and their effect on net income/(loss) for the years ended December 31, 2000, 2001 and 2002, and on shareholders' equity as of December 31, 2001 and 2002, are set forth in
     Note 29.

     The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment as set forth in accounting policy (b). As described in Note 22 to the financial statements, the Company changed its method of accounting for land use rights in 2002.

     The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

     The accompanying financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 financial statements have been translated into United States dollars at the exchange rate published daily by the People's Bank of China of U.S. $1.00=RMB 8.2773. No representation is made that the RMB could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, or at any other certain date.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Translation of foreign currencies

          The functional and reporting currency of the Company is RMB. Transactions in foreign currencies are translated into RMB at the applicable exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the applicable PBOC rates at the balance sheet date.

          Foreign currency translation differences relating to funds borrowed to finance the acquisition and construction of property, plant and equipment are capitalized during the construction period to the extent that they are regarded as an adjustment to interest costs. All other exchange differences are dealt with in the statements of operations.

     (b)  Property, plant and equipment

          (i) Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (refer to accounting policy (h)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 6(a)), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the statements of operations in the period in which it is incurred.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b)  Property, plant and equipment

                Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer to accounting policy (h)). Cost comprises direct costs of construction as well as interest charges and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the period of construction.

                Capitalization of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

          (ii) Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the statements of operations on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

          (iii) Depreciation

                Depreciation is charged to the statements of operations on a straight-line basis over the estimated useful lives of items of property, plant and equipment after taking into account the asset's estimated residual value. The estimated useful lives are as follows:

                  Buildings                                       20-40 years
                  Plant, machinery and equipment                   4-20 years
                  Motor vehicles                                      8 years
                  Office equipment and other                       5-30 years

                No depreciation is provided in respect of construction in progress.

                Total depreciation expense amounted to RMB 508,282, RMB 525,410 and RMB 806,124 for the years ended December 31, 2000, 2001 and 2002, respectively.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Inventories

          Inventories, other than spare parts and consumables, are stated at the lower of cost and net realizable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          Spare parts and consumable are stated at cost less provision for obsolescence.

     (d)  Trade and other receivables

          Trade and other receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

     (e)  Cash and cash equivalents

          Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months at time of purchase.

     (f)  Provisions and contingent liabilities

          Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

          Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

     (g)  Revenue recognition

          Revenue from the sale of goods is recognized in the statements of operations when the significant risks and rewards of the ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Impairment loss

          The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the statements of operations unless the asset is carried at revalued amount for which an impairment loss is recognized directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

          The Company assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognized as an expense in the statements of operations; a reversal of such impairment loss is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.

     (i)  Research and development costs

          Research and development costs are recognized as expenses in the period in which they are incurred. Research and development costs amounted to RMB 70,499, RMB 53,781 and RMB 59,028 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (j)  Operating leases

          Operating lease payments are charged to the statements of operations on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB Nil, RMB 8,925, and RMB 16,024 for the years ended December 31, 2000, 2001, and 2002, respectively.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Net financing costs

          Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses, and other related costs incurred in connection with borrowings.

          Interest income from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the applicable rate.

          Interest and other related costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

     (l)  Repairs and maintenance expenses

          Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred. Repairs and maintenance expenses amounted to RMB 231,862, RMB 147,699 and RMB 283,491 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (m)  Retirement benefits

          The contributions payable under the Company's retirement scheme are charged to the statements of operations according to the contribution determined by the scheme. Further information is set out in Note 23.

     (n)  Income tax

          Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rate. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the statements of operations.

          A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (o)  Dividends

          Dividends are recognized as a liability in the period in which they are declared.

     (p)  Related parties

          For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

     (q)  Segment reporting

          A business segment is a distinguishable component of the Company that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

     (r)  Land use rights

          Land use rights are carried at historical cost and amortized on a straight-line basis over the respective periods of the rights.

3.   TRADE RECEIVABLES AND BILLS RECEIVABLE

                                                                                  December 31,
                                                                      ---------------------------------
                                                                               2001              2002
                                                                               ----              ----
                                                                               RMB               RMB
     Trade receivables
     --Third parties                                                         424,411           346,615
     --Parent companies and fellow subsidiaries                               94,948            97,941
     Less: Allowance for doubtful accounts                                  (188,071)         (158,962)
                                                                      --------------    --------------
           Subtotal                                                          331,288           285,594
                                                                      --------------    --------------

     Bills receivable
     --Third parties                                                          81,521           198,034
     --Parent companies and fellow subsidiaries                                1,400            34,575
                                                                      --------------    --------------
               Subtotal                                                       82,921           232,609
                                                                      --------------    --------------

                  Total                                                      414,209           518,203
                                                                      ==============    ==============

Sales are generally on a cash term. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)

3.  TRADE RECEIVABLES AND BILLS RECEIVABLE (Continued)

    The allowance for doubtful accounts is analyzed as follows:

                                                   Years ended December 31,
                                  ----------------------------------------------------
                                       2000                  2001               2002
                                       ----                  ----               ----
                                       RMB                   RMB                 RMB
     At beginning of year            147,715               149,571             188,071
     Provision for the year            3,973                46,146              25,077
     Written-off                      (2,117)               (7,646)            (54,186)
                                  ----------           -----------          ----------
     At end of year                  149,571               188,071             158,962
                                  ==========           ===========          ==========

4.   INVENTORIES

                                                                               December 31,
                                                                     --------------------------------
                                                                         2001                  2002
                                                                         ----                  ----
                                                                         RMB                    RMB
     Raw materials                                                     370,001               327,647
     Work in progress                                                  151,162               208,545
     Finished goods                                                     55,101               199,768
     Spare parts and consumables                                       222,372               348,351
                                                                     ---------           -----------
                                                                       798,636             1,084,311
     Less: Allowance for diminution in value of inventories            (60,858)              (99,192)
                                                                     ---------           -----------

                                                                       737,778               985,119
                                                                     =========           ===========

         The allowance for diminution in value of inventories is analyzed as follows:

                                               Years ended December 31,
                                 ---------------------------------------------------
                                       2000                 2001              2002
                                       ----                 ----              ----
                                       RMB                  RMB               RMB
     At beginning of year            60,953                 60,953            60,858
     Provision for the year               -                 24,492            38,813
     Written-off                          -                (24,587)             (479)
                                 ----------             ----------         ---------
     At end of year                  60,953                 60,858            99,192
                                 ==========             ==========         =========

         As of December 31, 2001 and 2002, the Company had inventories carried at net realizable value with carrying amount of RMB 29,387 and RMB 84,913, respectively.

         The cost of inventories recognized as an expense in the statements of operations amounted to RMB 6,664,093, RMB 5,660,191 and RMB 8,368,029 for the years ended December 31, 2000, 2001 and 2002, respectively.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

                                                                  December 31,
                                                          -----------------------------
                                                               2001            2002
                                                               ----            ----
                                                               RMB             RMB
   Other receivables

      --Third parties                                           113,699          99,126
   -- Parent companies and fellow subsidiaries                  320,470         144,318
   Less: Allowance for doubtful accounts                         (8,989)        (14,758)
                                                          -------------    ------------
          Subtotal                                              425,180         228,686
                                                          -------------    ------------

   Prepayments
      --Third parties                                            11,266          33,540
   -- Parent companies and fellow subsidiaries                    8,326             184
                                                          -------------    ------------
          Subtotal                                               19,592          33,724
                                                          -------------    ------------

                                                          -------------    ------------
            Total                                               444,772         262,410
                                                          =============    ============

      The allowance for doubtful accounts is analyzed as follows:

                                                      Years ended December 31,
                                            -------------------------------------------
                                               2000            2001           2002
                                               ----            ----           ----
                                               RMB             RMB            RMB
   At beginning of year                             -            2,037            8,989
   Provision for the year                       2,037            7,424            5,769
   Written-off                                      -             (472)               -
                                            ---------     ------------     ------------
   At end of year                               2,037            8,989           14,758
                                            =========     ============     ============

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

6.   PROPERTY, PLANT AND EQUIPMENT, NET

                                              Plant,
                                            Machinery                      Office
                                               and           Motor        Equipment      Construction
                             Buildings      Equipment      Vehicles      and Others       in Progress       Total
                            -----------    -----------    ----------    ------------    --------------   -----------
                                RMB            RMB           RMB            RMB               RMB             RMB
Cost or valuation
At January 1, 2002              728,874     13,199,403       119,094         390,531           479,206    14,917,108
Additions                             -        150,296             -           3,475           198,409       352,180
Transfer in/(out)               117,994        280,339         1,758          11,124          (411,215)            -
Disposals                        (9,478)        (2,492)      (18,961)         (7,159)                -       (38,090)
Reclassification                (68,638)        68,446           192               -                 -             -
                            -----------    -----------    ----------    ------------    --------------   -----------
At December 31, 2002            768,752     13,695,992       102,083         397,971           266,400    15,231,198
                            -----------    -----------    ----------    ------------    --------------   -----------

Accumulated depreciation
At January 1, 2002             (352,554)    (5,830,532)      (75,399)       (296,431)                -    (6,554,916)
Depreciation for the
   year                         (17,897)      (760,304)       (5,031)        (22,892)                -      (806,124)
Written back on disposal          4,627          1,842        18,195           6,168                 -        30,832
Reclassification                 49,055        (48,869)         (186)              -                 -             -
                            -----------    -----------    ----------    ------------    --------------   -----------
At December 31, 2002           (316,769)    (6,637,863)      (62,421)       (313,155)                -    (7,330,208)
                            -----------    -----------    ----------    ------------    --------------   -----------

Net book value
At December 31, 2002            451,983      7,058,129        39,662          84,816           266,400     7,900,990
                            ===========    ===========    ==========    ============    ==============   ===========
At December 31, 2001            376,320      7,368,871        43,695          94,100           479,206     8,362,192
                            ===========    ===========    ==========    ============    ==============   ===========

            SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

6.   PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

     (a) The property, plant and equipment of the Company were valued by a firm of qualified independent valuers on April 23, 1997, using the depreciated replacement cost and open market value approach. The valuation was performed in compliance with the PRC laws and regulations as part of the Reorganization. As a result of the appraisal, an increase in value of the property, plant and equipment of approximately RMB1,808 million (including approximately RMB 28 million for construction in progress and RMB 819 million for land use rights) was recorded as of April 23, 1997. The land use rights are in respect of land located in the PRC and were granted in 1997 for a period of 50 years from the date of grant. As discussed in Note 22, the Company changed its method of accounting for land use rights in 2002.

          In accordance with IAS 16 Property, Plant and Equipment, subsequent to this revaluation, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of September 30, 1999, which was based on depreciated replacement costs, the carrying amounts of property, plant and equipment did not differ materially from their fair values.

7.   DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                                                    December 31,
                                                                              ---------------------------
                                                                                  2001             2002
                                                                                  ----             ----
                                                                                   RMB              RMB
         Deferred tax assets:

         Current

          Provision, primarily for doubtful accounts receivables                  93,806           90,060

          Others                                                                   3,201                -

         Non-current

          Tax value of losses                                                    143,134                -

          Land use rights (See Note 22)                                          245,876          240,390
                                                                              ----------       ----------

                                                                                 486,017          330,450
                                                                              ==========       ==========

     A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Company's assessment of the realizability of the deferred tax assets. The Company has reviewed its deferred tax assets as of December 31, 2000, 2001 and 2002. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2000, 2001 and 2002 in respect of deferred tax assets arising from temporary differences.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

7.   DEFERRED TAX ASSETS AND LIABILITIES (Continued)

                                                                   December 31,
                                                              ---------------------------
                                                                 2001            2002
                                                                 ----            ----
                                                                  RMB             RMB
   Deferred tax liabilities:

   Non-current

     Property, plant and equipment                             (219,930)        (193,002)

     Accelerated depreciation                                   (83,985)         (69,768)

     Interest capitalization                                    (16,180)         (23,387)
                                                              ---------         --------
                                                               (320,095)        (286,157)
                                                              ---------         --------

   Net deferred tax assets                                      165,922           44,293
                                                              =========         ========

   Movements in the deferred tax assets and liabilities are as follows:

                                                  Balance at       Recognized in        Balance at
                                                  January 1,       statements of       December 31,
                                                     2000           operations             2000
                                                --------------   -----------------    -------------
                                                      RMB               RMB                 RMB
   Current
    Provision, primarily for doubtful
      accounts receivables                              69,581            6,677              76,258

    Others                                                 625           45,263              45,888

   Non-current

    Land use rights                                    256,645           (5,404)            251,241
    Property, plant and equipment                     (273,786)          26,928            (246,858)
    Accelerated depreciation                           (98,363)               -             (98,363)

                                                --------------   --------------      --------------
   Net deferred tax (liabilities)/assets               (45,298)          73,464              28,166
                                                ==============   ==============      ==============

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

7.   DEFERRED TAX ASSETS AND LIABILITIES (Continued)

                                                  Balance at     Recognized in   Balance at
                                                  January 1,     statements of   December 31,
                                                     2001         operations         2001
                                                  ----------     -------------   ------------
                                                     RMB              RMB            RMB
    Current
    Provision, primarily for doubtful
       accounts receivables                           76,258            17,548         93,806

     Others                                           45,888           (42,687)         3,201

    Non-current

     Tax value of losses carried forward                   -           143,134        143,134

     Land use rights                                 251,241            (5,365)       245,876

     Property, plant and equipment                  (246,858)           26,928       (219,930)

     Accelerated depreciation                        (98,363)           14,378        (83,985)

     Interest capitalization                               -           (16,180)       (16,180)
                                                  ----------     -------------   ------------

    Net deferred tax assets                           28,166           137,756        165,922
                                                  ==========     =============   ============

                                                  Balance at     Recognized in   Balance at
                                                  January 1,     statements of   December 31,
                                                     2002         operations         2002
                                                  ----------     -------------   ------------
                                                     RMB              RMB            RMB
    Current

     Provision, primarily for doubtful
       accounts receivables                           93,806            (3,746)        90,060

     Others                                            3,201            (3,201)             -

    Non-current

     Tax value of losses carried forward             143,134          (143,134)             -

     Land use rights                                 245,876            (5,486)       240,390

     Property, plant and equipment                  (219,930)           26,928       (193,002)

     Accelerated depreciation                        (83,985)           14,217        (69,768)

     Interest capitalization                         (16,180)           (7,207)       (23,387)
                                                  ----------     -------------   ------------

    Net deferred tax assets                          165,922          (121,629)        44,293
                                                  ==========     =============   ============

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

8.  TRADE PAYABLES AND BILLS PAYABLE

                                                                           December 31,
                                                                  ----------------------------
                                                                     2001              2002
                                                                     ----              ----
                                                                     RMB               RMB
   Trade payables
   --Third parties                                                    81,977            77,852
   --Parent companies and fellow subsidiaries                        193,009            72,333
                                                                  ----------       -----------
          Subtotal                                                   274,986           150,185
                                                                  ----------       -----------

   Bills payable
   --Third parties                                                    37,159                 -
   --Parent companies and fellow subsidiaries                            200           130,000
                                                                  ----------       -----------
          Subtotal                                                    37,359           130,000
                                                                  ----------       -----------

                                                                  ----------       -----------

          Total                                                      312,345           280,185
                                                                  ==========       ===========

9.  ACCRUALS AND OTHER PAYABLES

                                                                           December 31,
                                                                  ----------------------------
                                                                     2001             2002
                                                                     ----             ----
                                                                     RMB              RMB
   Receipts in advance
   --Third parties                                                    95,274           159,564
   --Parent companies and fellow subsidiaries                          6,876               562
                                                                  ----------       -----------
          Subtotal                                                   102,150           160,126

   Amounts due to parent companies and fellow subsidiaries            98,592            89,351
   Accrued expenses                                                  621,209           290,468
   Others                                                             72,754            47,628
                                                                  ----------       -----------

                                                                     894,705           587,573
                                                                  ==========       ===========

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)

10.   BANK LOANS

      Short-term bank loans represent:

                                                                          December 31,
                                                              --------------------------------
                                                                   2001                2002
                                                                   ----                ----
                                                                    RMB                 RMB
     Current portion of long term loans                          1,518,392             201,402
     Short term loans                                            1,650,000           1,575,000
                                                              ------------        ------------
                                                                 3,168,392           1,776,402
                                                              ============        ============

      Short-term loans are unsecured loans without guarantee and payable in full when due. The Company's weighted average interest rate on short-term loans was 5.15% as of December 31, 2002 (2001: 5.62%).

      Long-term bank loans comprise:

                                                                              December 31,
                                                                        -----------------------
                                                     Interest rate          2001         2002
                                                     -------------          ----         ----
                                                                             RMB          RMB
    US Dollar denominated:
     Due in 2003                                      Libor+0.5%            182,994     183,009
                                            Floating rate quoted
     Due in 2006                                     by the PBOC            640,834     699,947
     Payable semi-annually through
       2005                                             Libor+1%             64,375      45,989

    Renminbi denominated

     Due in 2005                                  Fixed at 4.94%                  -   1,200,000
     Due in 2002                                  Fixed at 5.94%          1,450,000           -
     Due in 2002                                  Fixed at 5.94%             50,000           -
                                                                        -----------  ----------

    Total long term loan outstanding                                      2,388,203   2,128,945

    Less: Amounts due within one year                                     1,518,392     201,402
                                                                        -----------  ----------
    Amounts due after one year                                              869,811   1,927,543
                                                                        ===========  ==========

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

10.  BANK LOANS (Continued)

     The aggregate maturities of long-term debts subsequent to December 31, 2002 are as follows:

                                                  RMB
                                                  ---

     2003 .................................      201,402
     2004 .................................       18,393
     2005 .................................    1,209,203
     2006 .................................      699,947
                                               ---------
                                               2,128,945
                                               =========

11.  LOANS FROM PARENT COMPANIES AND FELLOW SUBSIDIARIES

     Loans from parent companies and fellow subsidiaries are unsecured and are repayable on demand as follows:

                                                       December 31,
                                ----------------------------------------------------------
                                                       2001                        2002
                                                       ----                        ----
                                                        RMB                         RMB
                                     Interest rate                Interest rate

     Loan from Sinopec               Interest free     30,000     Interest free     30,000

     Loan from Sinopec                      5.301%    150,000            4.536%    150,000

                                     Floating rate                Floating rate
                                     quoted by the                quoted by the
     Loan from Sinopec Group             PBOC         200,000           PBOC       200,000
                                                     ---------                    ---------
                                                      380,000                      380,000
                                                     =========                    =========

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

12.   SHARE CAPITAL

                                                            December 31,
                                                    ----------------------------
                                                          2001          2002
                                                          ----          ----
                                                           RMB           RMB

  Registered, issued and fully paid

  2,362,000,000 domestic shares of RMB 1.00 each        2,362,000     2,362,000

  1,012,000,000 H shares of RMB 1.00 each               1,012,000     1,012,000
                                                    -------------- -------------

                                                        3,374,000     3,374,000
                                                    ============== =============

      All the H shares and domestic shares rank pari passu in all material respects. Domestic shares are those issued in the PRC to Yanshan Company for the net assets transferred to the Company in connection with the Reorganization. H shares are those issued to investors outside the PRC and traded on the Stock Exchange of Hong Kong and, in the form of ADSs, on the New York Stock Exchange.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

13.  RESERVES

                                     Statutory        Statutory        Capital        Revaluation
                                      surplus          public
                                      reserve       welfare fund       reserve          reserve           Total
                                      -------       ------------       -------          -------           -----
                                        RMB             RMB              RMB              RMB              RMB
                                     Note (b)         Note (c)        Note (d)
At January 1, 2001                      111,909          111,908        (951,146)         848,006          120,677

Revaluation surplus realized                  -                -               -         (103,579)        (103,579)
                                   ------------     ------------   -------------    -------------     ------------
At December 31, 2001                    111,909          111,908        (951,146)         744,427           17,098
                                   ------------     ------------   -------------    -------------     ------------
At January 1, 2002                      111,909          111,908        (951,146)         744,427           17,098

Revaluation surplus realized                  -                -               -           (4,190)          (4,190)
                                   ------------     ------------   -------------    -------------     ------------
At December 31, 2002                    111,909          111,908        (951,146)         740,237           12,908
                                   ============     ============   =============    =============     ============

     (a) According to the Company's Articles of Association, the net income for the year can be appropriated after offsetting the previous years' losses, if any, as determined in accordance with the PRC Accounting Rules and Regulations.

     (b) According to the Company's Articles of Association, the Company is required to transfer 10% of its net income (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

          The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

          As of December 31, 2001 and 2002, because the Company has accumulated losses of RMB 366,163 and RMB 91,024, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory surplus reserve for the years ended December 31, 2001 and 2002.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

13.  RESERVES (Continued)

     (c) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net income (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

          As of December 31, 2001 and 2002, because the Company has accumulated losses of RMB 366,163 and RMB 91,024 respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory welfare fund for the years ended December 31, 2001 and 2002.

     (d) The capital reserve represents the difference between the total amount of the par value of shares issued to Yanshan Company and the amount of the net assets received from Yanshan Company in connection with the Reorganization.

     (e) According to the Company's Articles of Association, the retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2001 and 2002, the Company has accumulated losses of RMB 366,163 and RMB 91,024, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations.

14.  SALES

          Sales represents revenue from sales of goods to customers, net of value added tax.

15.  PERSONNEL EXPENSES

          Personnel expenses represent:

                                                                 Years ended December 31,
                                                        ------------------------------------------
                                                            2000            2001          2002
                                                            ----            ----          ----
                                                            RMB             RMB           RMB
          Wages and salaries                                 317,259        207,173        233,718
          Staff welfare                                       44,046         28,515         32,721
          Contribution to retirement scheme                   37,630         44,154         40,654
          Social security contributions                       10,241          7,318          8,529
                                                        ------------   ------------   ------------
                                                             409,176        287,160        315,622
                                                        ============   ============   ============

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

16.      NET GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

         On November 20, 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain on disposal of RMB 156,546. The consideration of the transaction was determined based on a report issued by an independent qualified valuer issued on November 17, 2001.

17.      EMPLOYEE REDUCTION EXPENSES

         In accordance with Sinopec's voluntary employee reduction plan, the Company recorded employee reduction expenses of RMB 246,943 during the year ended December 31, 2001. In addition, Sinopec made an additional payment of RMB 100,782 to the Company's staff in connection with this voluntary employee reduction plan. No employee reduction expenses were recorded during the years ended December 31, 2000 and 2002.

18.      NET FINANCING COSTS

                                                                     Years ended December 31,
                                                     --------------------------------------------------------
                                                                  2000                2001            2002
                                                                  ----                ----            ----
                                                                   RMB                 RMB             RMB
         Interest expense                                      146,142             207,091         220,918
         Less: Amount capitalized as construction in
                  progress*                                    (48,973)           (153,744)        (25,805)
                                                     -------------------  ------------------ ---------------
         Interest expense, net                                  97,169              53,347         195,113

         Interest income                                        (4,529)             (2,139)         (2,063)
         Foreign exchange gain, net                                110                 452             142
         Others                                                  5,143               7,919          17,638
                                                     -------------------  ------------------ ---------------
                                                                97,893              59,579         210,830
                                                     ===================  ================== ===============

         *Borrowing costs have been capitalized at a rate of between 3.31% to 5.31% (2001: 5.73% to 6.15%) per annum for construction in progress.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

19.      INCOME TAX (EXPENSE)/BENEFIT

         Income tax (expense)/benefit in the statements of operations represents:

                                                                            Years ended December 31,
                                                          -----------------------------------------------------
                                                                    2000                  2001            2002
                                                                    ----                  ----            ----
                                                  Note               RMB                   RMB             RMB
         Provision for PRC income tax for the
              year                                              (239,896)                    -               -

         Deferred taxation                         7              73,464               137,756        (121,629)
                                                          --------------    ------------------    -------------
                                                                (166,432)              137,756        (121,629)
                                                          ==============    ==================    =============

         The provision for PRC income tax is calculated at the rate of 33% on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC during each of the years in the three-year period ended December 31, 2002. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

         A reconciliation of the expected income tax with the actual income tax is as follows:

                                                                         Years ended December 31,
                                                              -------------------------------------------------
                                                                         2000             2001            2002
                                                                         ----             ----            ----
                                                                          RMB              RMB             RMB
         Income/(loss) before income tax                              525,163         (410,223)        330,728
                                                              ----------------   --------------  ---------------

         Expected PRC income tax at a statutory tax rate of
            33%                                                      (173,304)         135,374        (109,140)

         Non-deductible expenses                                            -                -         (25,013)

         Tax credit for capital expenditure (Note (a))                      -                -          11,834

         Miscellaneous non taxable items                                6,872            2,382             690
                                                              ----------------   --------------  ---------------
         Income tax (expense)/benefit                                (166,432)         137,756        (121,629)
                                                              ================   ==============  ===============

         Note (a): Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on December 8, 1999, the Company was entitled to an income tax credit of RMB 11,834 during 2002 which is determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

             SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

20.      DIVIDEND

         (a) Dividend attributable to the year:

                                                                              Years ended December 31,
                                                                       ----------------------------------------
                                                                              2000          2001          2002
                                                                              ----          ----          ----
                                                                               RMB           RMB           RMB
         Final dividend proposed after the balance sheet date of
             RMB nil per share (2001:RMB nil; 2000: RMB 0.04 per
             share)                                                        134,960             -             -
                                                                       ============     =========    ==========

         (b) Dividend attributable to the previous financial year, approved and paid during the year:


                                                                               Years ended December 31,
                                                                       ----------------------------------------
                                                                              2000         2001           2002
                                                                              ----         ----           ----
                                                                               RMB          RMB            RMB
         Final dividend in respect of the previous financial
             years, approved and paid during the year, of RMB nil
             (2001:RMB0.04; 2000: RMB 0.06 per share)                      202,440      134,960              -
                                                                       ============  ===========      ========

21.      BASIC EARNINGS/(LOSS) PER SHARE

         The calculation of basic earnings/(loss) per share is based on the net income/(loss) of RMB 358,731, RMB (272,467) and RMB 209,099 and the weighted average number of shares of 3,374,000,000 during each of the years in the three-year period ended December 31, 2002.

         Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2002.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

22.      CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2002, the Company changed its accounting policy with respect to land use rights. Land use rights are now carried at historical cost less accumulated amortization rather than at its revalued amount. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balances of retained earnings and shareholders' equity as of January 1, 2000.

         The change had the following impact to the retained earnings and shareholders' equity as of January 1, 2000, 2001 and 2002:

                                                                       2000           2001            2002
                                                                       ----           ----            ----
                                                                        RMB            RMB             RMB
     Retained earnings at January 1 as previously reported          814,477        910,738         595,998
     Change in accounting policy with respect
         to the amortization of land use rights
         (net of income taxes of RMB 14,411 for 2000,
           RMB 19,814 for 2001 and RMB 25,179 for 2002)              29,258         40,230          51,122
                                                                  ---------      ---------       ---------
     Retained earnings at January 1 as restated                     843,735        950,968         647,120
                                                                  =========      =========       =========

     Shareholders' equity at January 1 as previously reported     5,585,053      5,730,372       5,312,053
     Change in accounting policy with respect
         to the amortization of land use rights
         (net of income tax of RMB 255,789 for 2000,
           RMB 251,240 for 2001 and RMB 245,875 for 2002)          (521,069)      (510,097)       (499,205)
                                                                  ---------      ---------       ---------
Shareholders' equity at January 1 as restated                     5,063,984      5,220,275       4,812,848
                                                                  =========      =========       =========


         The effect of the change is a decrease in amortization expense of RMB 16,376, RMB 16,256 and RMB 16,256 for the years ended December 31, 2000, 2001 and 2002, respectively. Opening retained earnings for 2000 have been increased by RMB 29,258 which is the amount of the adjustment, net of taxes, relating to periods prior to 2000.

23.      RETIREMENT SCHEME

         The Company's full-time employees are covered by a state-sponsored pension scheme, and are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement scheme at a rate of 19% of the employees' salaries for each of the years in the three-year period ended December 31, 2002. The Company provides no retirement benefits other than the contributions described above. The Company's contributions for the years ended December 31, 2000, 2001 and 2002 were RMB 37,630, RMB 44,154 and RMB
         40,654, respectively.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

24.  RELATED PARTY TRANSACTIONS

     A significant portion of the transactions undertaken by the Company is with, and on terms determined by Sinopec Group and Sinopec and its affiliates.

     The following is a summary of significant related party transactions with Sinopec Group and Sinopec and its affiliates:

                                                                        Years ended December 31,
                                                             -----------------------------------------------
                                                                     2000            2001           2002
                                                                     ----            ----           ----
                                                                     RMB             RMB             RMB
     Sale of goods                                                1,795,326       1,549,640       1,089,502
     Sale of equipment                                                    -         167,850               -
     Purchase of inventories                                      4,970,496       3,727,319       5,147,244
     Utilities provided to the Company                              800,336         767,548       1,002,831
     Social services (environmental protection, employee
        housing, health care, education, public security
        and other ancillary services) provided to the
        Company                                                     150,480         153,618         108,482
     Construction and repair services provided to the
        Company                                                     231,768           9,961          42,398
     Loans provided to the Company                                   30,000         185,000               -
     Interest expense paid                                                -           8,833          17,968
     Interest income received                                           106             201             119
     Technological development expenses paid                         30,000          30,000          30,000
     Technological development fees received                         25,279          48,472          44,984
     Insurance premium paid                                          18,022          14,295          13,257

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

24.  RELATED PARTY TRANSACTIONS (Continued)

     In accordance with the supply agreement, Sinopec and its affiliates provide materials and services to the Company at state or market prices, and the Company provides products to Sinopec and its affiliates at state or market prices.

     Interest income represents interest received on time deposits placed with Sinopec Group and its affiliates. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of time deposits as of December 31, 2001 and 2002 was RMB 11,650 and RMB 13,781, respectively.

     As of December 31, 2002, the Company's long-term bank loans of USD 106,672 and RMB 1,200,000 were guaranteed by Sinopec and its affiliates. (December 31, 2000: USD 38,929 and RMB 750,000; December 31, 2001: USD 77,427 and RMB
     1,450,000).

     Amounts due from/to parent companies and fellow subsidiaries are unsecured, interest free and no fixed repayment term.

     The directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms in accordance with the agreements governing such transactions, all of which have been reviewed and approved by the non-executive directors.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

25.  SEGMENT INFORMATION

     All of the Company's production and sales operations are conducted in the PRC.

     The Company's reportable business segments include resins and plastics, synthetic rubber, basic organic chemical products and others. The resins and plastics unit manufactures and sells petrochemical products including LDPE, polypropylene, HDPE, polyester chips and polystyrene. The synthetic rubber unit manufactures and sells cis-polybutadiene and SBS rubber. The basic organic chemical products unit manufactures and sells organic chemical products including phenol, acetone, ethylene glycol, ethylene and propylene. The others segment includes miscellaneous petrochemical products not classified in the above three business segments.

     The reportable business segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

     The Company evaluates the performance and allocates resources to its operating segments on a gross profit basis. The accounting policies of the Company's segments are the same as those described in the Significant Accounting Policies (see Note 2).

               SINOPEC BEJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)

25.   SEGMENT INFORMATION (Continued)

                                                             Years ended December 31,
                                                ----------------------------------------------------
                                                     2000                 2001             2002
                                                     ----                 ----             ----
                                                      RMB                  RMB              RMB
     External sales
     Resins and Plastics                            4,547,866           3,203,189        5,514,147
     Synthetic Rubber                                 851,102             925,512        1,418,899
     Basic Organic Chemical Products                1,971,855           1,373,201        2,140,185
     Others                                           482,090             473,353          369,830
                                                ---------------- ------------------ ----------------
     Total external sales                           7,852,913           5,975,255        9,443,061
                                                ---------------- ------------------ ----------------

     Cost of sales
     Resins and Plastics                           (3,923,565)         (3,004,017)      (4,943,357)
     Synthetic Rubber                                (769,268)           (900,588)      (1,189,480)
     Basic Organic Chemical Products               (1,529,066)         (1,237,069)      (1,877,542)
     Others                                          (442,194)           (518,517)        (357,650)
                                                ---------------- ------------------ ----------------
     Total cost of sales                           (6,664,093)         (5,660,191)      (8,368,029)
                                                ---------------- ------------------ ----------------

     Segment results
     Resins and Plastics                              624,301             199,172          570,790
     Synthetic Rubber                                  81,834              24,924          229,419
     Basic Organic Chemical Products                  442,789             136,132          262,643
     Others                                            39,896             (45,164)          12,180
                                                ---------------- ------------------ ----------------
     Total segment results                          1,188,820             315,064        1,075,032
                                                ---------------- ------------------ ----------------

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

25.      SEGMENT INFORMATION (Continued)

                                                                     Years ended December 31,
                                                     ----------------------------------------------------------
                                                                 2000             2001                  2002
                                                                 ----             ----                  ----
                                                                  RMB              RMB                   RMB
Total segment results                                       1,188,820          315,064              1,075,032
                                                     ------------------  ------------------  ------------------
Selling, general and administrative expenses                 (542,733)        (565,412)              (530,571)
Net financing costs                                           (97,893)         (59,579)              (210,830)
Other operating income                                         30,812           30,053                 55,979
Other operating expenses                                      (31,093)         (31,143)               (55,687)
Net (loss)/gain on disposal of property, plant
     and equipment                                            (22,750)         147,737                 (3,195)

Employee reduction expenses                                         -         (246,943)                     -
                                                     ------------------  ------------------  ------------------


Income/(loss) before income tax                               525,163         (410,223)               330,728
Income tax (expense)/benefit                                 (166,432)         137,756               (121,629)
                                                     ------------------  ------------------  ------------------
Net income/(loss)                                             358,731         (272,467)               209,099
                                                     ==================  ==================  ==================

         Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, income tax receivable, deferred tax assets and office equipment. "Unallocated liabilities" consists primarily of bank loans, loans from parent companies and fellow subsidiaries, and deferred tax liabilities.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

25.  SEGMENT INFORMATION (Continued)

                                                                        December 31,
                                                       ----------------------------------------------
                                                             2000            2001             2002
                                                             ----            ----             ----
                                                              RMB             RMB              RMB
Segment assets
     Resins and Plastics                                   4,147,100       5,647,626       5,512,788
     Synthetic Rubber                                        953,108       1,697,593       1,428,220
     Basic Organic Chemical Products                       2,252,848       2,004,892       2,073,242
     Others                                                  547,378         396,716         470,947
                                                       -------------   -------------   -------------
Total segment assets                                       7,900,434       9,746,827       9,485,197
 Unallocated assets                                          749,392       1,011,369         774,610
                                                       -------------   -------------   -------------
 Total assets                                              8,649,826      10,758,196      10,259,807
                                                       =============   =============   =============
 Segment liabilities
     Resins and Plastics                                     107,080         509,916         310,253
     Synthetic Rubber                                         24,130         113,576          74,251
     Basic Organic Chemical Products                          82,734         186,819         106,322
     Others                                                   13,814          38,621          25,174
                                                       -------------   -------------   -------------
Total segment liabilities                                    227,758         848,932         516,000
Unallocated liabilities                                    3,201,793       5,096,416       4,721,860
                                                       -------------   -------------   -------------
Total liabilities                                          3,429,551       5,945,348       5,237,860
                                                       =============   =============   =============

Capital expenditure
Resins and Plastics                                          852,853       1,499,554         207,862
Synthetic Rubber                                             332,368         438,483          78,948
Basic Organic Chemical Products                              167,213         619,538          50,016
Others                                                        96,118         114,459          15,354
                                                       -------------   -------------   -------------
                                                           1,448,552       2,672,034         352,180
                                                       =============   =============   =============
Depreciation
Resins and Plastics                                          328,425         294,861         475,786
Synthetic Rubber                                             127,992          86,220         114,484
Basic Organic Chemical Products                               64,392         121,822         180,709
Others                                                        37,014          22,507          35,145
                                                       -------------   -------------   -------------
                                                             557,823         525,410         806,124
                                                       =============   =============   =============

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


26.  NOTES TO CASH FLOW STATEMENT

     (a) Reconciliation of income/(loss) before income tax to cash generated from operations:

                                                               Years ended December 31,
                                              -----------------------------------------------------------
                                                 2000              2001            2002            2002
                                                 ----              ----            ----            ----
                                                  RMB               RMB             RMB             USD
                                              (Restated)        (Restated)
Income/(loss) before income tax                  525,163         (410,223)         330,728         39,955

Depreciation                                     508,282          525,410          806,124         97,390
(Gain)/loss on disposals of property,
   plant and equipment, net                       22,750         (147,737)           3,195            386

Interest income                                   (4,529)          (2,139)          (2,063)          (249)

Interest expense                                  97,169           53,347          195,113         23,572
Decrease/(increase) in trade and bills
   receivables                                   264,089          106,183         (103,994)       (12,563)

(Increase)/decrease in inventories              (209,098)         284,471         (247,341)       (29,881)

Decrease/(increase) in prepayments and
   other current assets                          212,121         (121,486)         182,362         22,031
Increase/(decrease) in trade and bills
   payables                                       70,786          (11,099)         (32,160)        (3,885)
Increase in accruals and other payables           45,001          439,968           88,985         10,750
                                              ----------       ----------       ----------     ----------

Cash generated from operations                 1,531,734          716,695        1,220,949        147,506
                                              ==========       ==========       ==========     ==========

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

26.   NOTES TO CASH FLOW STATEMENT (Continued)

      (b) Significant non-cash transactions

            (i) There were no significant non-cash transactions during the years ended December 31, 2000 and 2002.

            (ii) As stated in Note 16, on November 20, 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain of RMB 156,546. The consideration of the transaction was based on a report issued by an independent qualified valuer on November 17, 2001. The consideration was paid by Yanshan Company through reducing the amount previously owed by the Company to Yanshan Company.

27.   COMMITMENTS AND CONTINGENT LIABILITIES

      (a) Operating lease commitments

          The Company leases machinery and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of these operating lease agreements contain escalation provisions that may require higher future rental payments.

          As of December 31, 2002, the future minimum lease payments under non-cancellable operating leases are as follows:

                                                                            RMB

      Within one year                                                    12,978
      Between one to two years                                           12,978
                                                           ---------------------
                                                                         25,956
                                                           =====================

      (b) Capital commitments

          As of December 31, 2002, the Company had capital commitments as follows:

                                                                            RMB

      Authorised and contracted for                                      67,385

      Authorised but not contracted for                                       -
                                                           ---------------------
                                                                         67,385
                                                           =====================

          These capital commitments relate to the purchase or construction of production facilities.

      (c) Guarantee arrangements

          As of December 31, 2001 and 2002, the Company has not entered into any guarantee, standby letters of credit or indemnification arrangements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

28.   FINANCIAL INSTRUMENTS

      Financial assets of the Company include cash and cash equivalents, trade receivables, bills receivable and other receivables. Financial liabilities of the Company include bank loans, trade payable, bills payable, other payables and loans from parent companies and fellow subsidiaries. The Company had no positions in derivative contracts that qualified or were designated as hedging instruments as of December 31, 2001 and 2002.

      (a) Interest rate risk

          The interest rates and terms of repayment of loans of the Company are disclosed in Notes 10 and 11.

      (b) Credit risk

          The carrying amounts of cash and cash equivalents, trade and bills receivables, and other receivables represent the Company's maximum exposure to credit risk in relation to financial assets.

          The majority of the Company's trade receivables relate to sales of chemical products to related parties and third parties operating in the chemical industries. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables. The Company maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

          No other financial assets carry a significant exposure to credit risk.

      (c) Foreign currency risk

          Substantially all of the revenue generating operations of the Company are transacted in Renminbi, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy or sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)

28.   FINANCIAL INSTRUMENTS (Continued)

      (d) Fair value

          The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of IAS 32 and IAS
          39. Fair value estimates, methods and assumptions, set forth below for the Company's financial statements, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Company's financial statements and related notes. The estimated fair value amounts have been determined by the Company using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          The following table represents the carrying amount and fair value of the Company's long-term bank loans as of December 31, 2001 and 2002.

                                                     2001                           2002
                                          ---------------------------    ------------------------
                                            Carrying                       Carrying
                                             amount      Fair value         amount     Fair value
                                               RMB           RMB             RMB           RMB
      Long-term bank loans                   869,811       869,811        1,927,543     1,927,543
                                          ============= =============    ============ ===========

          The fair values of long-term bank loans are estimated by discounting future cash flows thereon using current market interest rates offered to the Company for debts with substantially the same characteristics and maturities.

          The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)

29.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

      The Company's accounting policies conform to IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net income/(loss) and shareholders' equity are set out below.

      (a) Revaluation of property, plant and equipment

          As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Company were revalued in 1997. Under IFRS, such revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases. In addition, a deferred tax liability related to the non-tax deductibility of certain revaluation surplus has been recorded under IFRS.

          Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. In the prior years, there was an error in the amount of the revaluation surplus of property, plant and equipment and related depreciation expense that was reversed under US GAAP. The effect of this error resulted in a decrease to shareholders' equity of RMB 649,305 as of December 31, 2001 and an increase in net income of RMB 19,754 for 2000 and an increase in net loss of RMB 8,513 for 2001. In addition, in prior years, the deferred tax liability related to the non-tax deductibility of certain revaluation surplus recorded under IFRS was not eliminated under US GAAP. The effect of this error resulted in an increase in shareholders' equity of RMB 219,930 as of December 31, 2001 and a decrease in net income of RMB 26,928 for 2000 and an increase in net loss of RMB 26,928 for 2001.

          In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain or loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings. In prior years, no such reconciling adjustment was recorded under US GAAP. The effect of this error resulted in an increase in shareholders' equity of RMB 91,626 as of December 31, 2001 and an increase in net income of RMB 22,228 for 2000 and a decrease in net loss of RMB 69,398 for 2001.

      (b) Depreciation for facilities under renovation

          During 2001, the Company's butyl rubber plant was suspended for production for a renovation project. Under US GAAP, temporarily idle facilities should continue to be depreciated.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


29.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

     (c)  Sale of property, plant and equipment

          On November 20, 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain of RMB 156,546. Under US GAAP, as the parties to the transaction are entities under common control, the excess of the consideration over the net book value of the asset is accounted for as a credit to shareholders' equity. In 2001, the tax effect of this US GAAP reconciling adjustment was not eliminated with a corresponding adjustment to shareholders' equity. The effect of this error resulted in a decrease in net loss of RMB 51,660 for 2001.

     (d)  Employee reduction expenses

          As described in Note 17 to the financial statements, Sinopec made additional payments of RMB 100,782 to the Company's staff in connection with the Sinopec's voluntary employee reduction plan during 2001. Under IFRS, the payment made by Sinopec was not recorded in current earnings. Under US GAAP, such payment made by Sinopec is charged to current earnings with a corresponding increase in shareholders' equity. The payment made by Sinopec was tax deductible in the consolidated tax return of Sinopec, which includes the results of the Company. In 2001, the tax effect of this US GAAP reconciling adjustment was not recorded with a corresponding adjustment to shareholders' equity. The effect of this error resulted in a decrease in net loss of RMB 33,258 for 2001.

     (e)  Others

          Others mainly represented certain expenses of the Company that were borne by Sinopec Group. Under US GAAP, such payments made by Sinopec Group were charged to current earnings with a corresponding increase in shareholders' equity. In 2000 and 2001, the tax effect of this US GAAP reconciling adjustment was not recorded with a corresponding adjustment to shareholders' equity. The effect of this error resulted in an increase in net income of RMB 185 and a decrease in net loss of RMB 446 for 2000 and 2001, respectively.

     (f)  Related party transactions

          Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 24 only refer to transactions with enterprises over which Sinopec Group and Sinopec are able to exercise significant influence.

          Under US GAAP, there are no similar exemptions. Although the majority of the Company's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Company believes that it has provided meaningful disclosure of related party transactions in Note 24.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


29.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

     (g) Recently issued accounting standards

     SFAS No. 143

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 will have a material impact on its financial statements.

     SFAS No. 145

     In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statements No. 13, and Technical Corrections" which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No.13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


29.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

     SFAS No. 146

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognizing a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Company is required to adopt SFAS No.146 on January 1, 2003. The provisions of SFAS No.146 are required to be applied prospectively after the adoption date to new exit or disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 146 will have on the Company's financial statements.

     FIN No. 45

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company does not expect the application of this Interpretation will have a material effect on its financial statements.

     FIN No. 46

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Company does not expect the application of this Interpretation will have a material impact on its financial statements.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


29.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

     The effect on net income/ (loss) and shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                             Net income/(loss)                     Shareholders' equity as of
                                                      for the years ended December 31,                    December 31,

                                                  Restated     Restated                           Restated
                                                  --------     --------                           --------
                                                  (Note 2)     (Note 2)                           (Note 2)
                                                  --------     --------                           --------
                                         Note       2000         2001        2002        2002       2001         2002         2002
                                                    ----         ----        ----        ----       ----         ----        ----
                                                     RMB          RMB         RMB         USD        RMB          RMB         USD
As reported under IFRS                             358,731     (272,467)    209,099     25,262    4,812,848    5,021,947    606,713

US GAAP adjustments:

Revaluation of property, plant and
   equipment                              (a)            -            -           -          -     (988,872)    (988,872)  (119,468)
Depreciation on revalued property,
   plant and equipment                    (a)       55,517       49,918      49,615      5,994      426,368      475,983     57,505
Disposal of revalued property, plant
   and equipment                          (a)       33,176      103,579       4,190        506      136,755      140,945     17,028

Depreciation for facilities under
   renovation                             (b)            -     (124,252)          -          -     (124,252)    (124,252)   (15,011)

Sale of property, plant and equipment     (c)            -     (156,546)          -          -            -            -          -

Employee reduction expenses               (d)            -     (100,782)          -          -            -            -          -
Others                                    (e)       (4,226)      (5,014)     (5,254)      (635)       7,328        3,664        443
Effect of the above adjustments on
   taxation                                        (37,691)      65,258     (27,786)    (3,357)     215,804      187,493     22,651
                                                 ---------------------------------------------  -----------------------------------
As reported under US GAAP (Note 2)                 405,507     (440,306)    229,864     27,770    4,485,979    4,716,908    569,861
                                                 =============================================  ===================================

Basic earnings/(loss) per share under
US GAAP (Note 2)                                  RMB0.120    (RMB0.130)   RMB0.068   US$0.008
                                               ===============================================
Basic earnings/(loss) per ADS under
US GAAP (Notes 1 and 2)                           RMB6.009    (RMB6.525)   RMB3.406   US$0.412
                                               ===============================================

     Note 1: Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 50 shares.

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


29.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

     Note 2: As discussed above, in the prior years, certain differences between IFRS and US GAAP were not identified and reconciled or were mathematically reconciled in error. A summary of the amount previously reported and as restated under US GAAP is described below.

                                                  Net income/ (loss) for the    Shareholders' equity as of
                                                   years ended December 31,            December 31,

                                                       2000         2001                    2001
                                                       ----         ----                    ----
                                            Note        RMB          RMB                     RMB
As previously reported under US GAAP                  390,268     (559,627)               4,823,728


Correction of errors:


Depreciation on revalued property, plant
   and equipment, net of taxes               (a)       19,754       (8,513)                (649,305)
Deferred taxes related to property, plant
   and equipment                             (a)      (26,928)     (26,928)                 219,930
Disposal of revalued  property, plant and
   equipment, net of taxes                   (a)       22,228       69,398                   91,626
Tax effect of sale of property, plant and
   equipment                                 (c)            -       51,660                        -
Tax effect of employee reduction expenses    (d)            -       33,258                        -
Tax effect of others                         (e)          185          446                        -
                                                     ---------------------               ----------
As restated under US GAAP                             405,507     (440,306)               4,485,979
                                                     =====================               ==========

Basic earnings/(loss) per share under US
GAAP, as previously reported                          RMB 0.116 (RMB 0.166)
                                                     =====================
Basic earnings/(loss) per share under US
GAAP, as restated                                     RMB 0.120 (RMB 0.130)
                                                     =====================

                       Table of Contents for the Exhibits

No.                             Exhibit                                     Page

1.1 Our Articles of Association, incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F for year ended December 31, 2000.

2.1 Form of Deposit Agreement among Beijing Yanhua, The Bank of New York and owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, incorporated by reference to Exhibit 4.3 to our Registrations Statement on Form F-1 filed with the Securities and Exchange Commission on June 3, 1997 (File No. 333-6994).

3.1 Supply of Materials and Services Agreement between Beijing Yanhua, Sinopec and Yanshan Company dated August 14, 2000, incorporated by reference to Exhibit
                           4.1 to our Annual Report on Form 20-F for the year ended December 31, 2000.

4.1                        Form of Service Contract with Management Directors

99.1     Certification of the Chairman

99.2     Certification of the Chief Financial Officer

* A signed original of this written statement required by Section 906 has been provided to Sinopec Beijing Yanhua Petrochemical Company Limited and will be retained by Sinopec Beijing Yanhua Petrochemical Company Limited and furnished to the Securities and Exchange Commission or its staff upon request.